
03045134

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

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REGISTRANT'S NAME Metropolitan Holdings Ltd ~~New Africa Capital Ltd~~

*CURRENT ADDRESS Bongiwe Gobodo-Mbomvu
Parc du Cap 7
Mispel Road, Bellville 7530
South Africa

**FORMER NAME

**NEW ADDRESS

PROCESSED
DEC 22 2003
THOMSON FINANCIAL

FILE NO. 82- 34755 FISCAL YEAR 12/31/02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: GBS
DAT : 12/15/03

NEW AFRICA CAPITAL

ANNUAL REPORT



CONTENTS

Vision	2
Financial highlights	3
Business summary	4
Five year review	6
Objectives and achievements	8
Operational structure	9
Chairman's statement	12
Financial director's report	16
Group chief executive's report	20
Review of operations	26-42
Sustainability report	44-75
Group financial statements	77-123
Subsidiary companies	124
New Africa Capital financial statements	125-131
Administration	132
Notice of annual general meeting	133
Form of proxy	135

METROPOLITAN BUSINESS CONCEPT

The overall idea behind Metropolitan's business is:

INSURING PEOPLE'S WEALTH AND HEALTH

OUR MISSION

TO GROW THE WEALTH and **SUPPORT THE HEALTH** of people by providing them with specialised medium to long-term insurance and investment solutions

OUR AIM

TO BE THE MARKET LEADER in providing insurance and investment solutions to people in lower income groups

TO BE AN IMPORTANT PROVIDER of insurance and investment solutions to people in middle income groups

WE WILL GROW OUR BUSINESS IN DEVELOPING MARKETS BY

- **Using our abilities** to manage customers' insurance and investment needs well
- **Making sure that our solutions** are delivered to them quickly and easily
- **Developing long-standing, caring relationships** with customers and those who represent them

FOR METROPOLITAN BUSINESS OVERALL, THIS MEANS

- FOCUSING on those business activities we are best at, ie managing insurance, investment and customer relationships
- **GROWING** by gaining depth in markets rather than breadth
- **AVOIDING** short-term or other financial services such as banking, loans, debit cards, short-term insurance, mortgages or asset financing
- GOING INTO joint ventures to take advantage of particular markets
- **ATTRACTING** medium to long-term savings and investments
- DEVELOPING customer solutions that support our goals of empowerment

METROPOLITAN

TOGETHER WE CAN

EMBEDDED VALUE OF LIFE INSURANCE NEW BUSINESS

UP 172%

CORE HEADLINE EARNINGS PER SHARE

UP 5%

ENVIABLE POSITIVE CASH FLOW FROM CLIENTS

OF R2.8 BILLION



RECURRING PREMIUM NEW BUSINESS

UP 33%

DIVIDEND PER SHARE

UP 9%

BUSINESS SUMMARY


DIVIDEND AND
CORE HEADLINE EARNINGS PER SHARE
cents per share
Dividend
Core headline earnings per share
*annualised
100
80
60
40
20
0
20.50
55.43
25.50
75.82
31.00
78.77
35.00
52.49
38.00
55.26
1998
1999
2000*
2001
2002


EMBEDDED VALUE
AND CLOSING SHARE PRICE
(half yearly)
cents
Embedded value per share
Share price
1 200
1 000
800
600
400
200
0
1 018
980
1 066
956
1 079
800
1 012
630
911
610
Dec 2000
June 2001
Dec 2001
June 2002
Dec 2002

ANALYSIS OF CORE HEADLINE EARNINGS

	2002 Rm	2001 Rm
Corporate business	**94**	88
Retail business	**170**	128
International business	**13**	(12)
Health business	**22**	17
Shareholders' equity	**79**	158
Core headline earnings	**378**	379

EMBEDDED VALUE

	2002 Rm	2001 Rm
Adjusted net asset value	**4 164**	5 130
Net value of in-force business	**2 159**	2 423
Embedded value	**6 323**	7 553
Embedded value per share	**911**	1 079
Adjusted net asset value per share	**600**	733

FUNDS RECEIVED FROM CLIENTS

	Gross inflow Rm	Gross outflow Rm	Net inflow 2002 Rm	Net inflow 2001 Rm
Metropolitan	5 997	(4 468)	**1 529**	3 030
Life	3 416	(2 176)	**1 240**	1 450
Employee benefits	2 721	(2 369)	**352**	1 592
Re-insurance	(140)	77	**(63)**	(12)
Metropolitan Odyssey	333	(228)	**105**	119
Commercial Union Life	-	-	**-**	(843)
Metropolitan Namibia	313	(180)	**133**	133
Metropolitan Botswana	181	(45)	**136**	77
Total premiums/claims	6 824	(4 921)	**1 903**	2 516
Corporate cluster	4 566	(3 884)	**682**	1 417
Health administration	3 608	(3 369)	**239**	359
	14 998	(12 174)	**2 824**	4 292




ANNUAL PREMIUM EQUIVALENT – NEW BUSINESS
(quarterly)
Rm
400
300
200
100
0
211
236
302
347
Mar 02
June 02
Sep 02
Dec 02


ADMINISTRATION COSTS
(half yearly)
Rm
420
400
380
360
340
320
300
342
396
364
343
Jun 01
Dec 01
Jun 02
Dec 02


ASSETS UNDER MANAGEMENT
On balance sheet
Third party
Rm
40 000
30 000
20 000
10 000
0
12 351
762
22 036
3 818
29 492
6 285
33 826
8 011
32 399
7 128
1998
1999
2000
2001
2002


TOTAL RECURRING PREMIUMS
(half yearly)
Rm
2 500
2 000
1 500
1 000
500
0
1 910
2 177
1 987
2 345
June 01
Dec 01
Jun 02
Dec 02


LAPSES AT INCEPTION
%
30
25
20
15
10
5
0
Jun 01
Jul 01
Aug 01
Sep 01
Oct 01
Nov 01
Dec 01
Jan 02
Feb 02
Mar 02
Apr 02
May 02
Jun 02
Jul 02
Aug 02
Sep 02
Oct 02

FIVE YEAR REVIEW

	Compound growth pa % (i)	2002 US$m (ii)	2002 Rm (ii)	2001 Rm (ii)	2000 Rm (iii)	1999 Rm (iv)	1998 Rm (iv)
Total assets under management	29.6	4 602	**39 527**	41 837	35 777	25 854	13 113
Total assets per balance sheet	25.5	3 772	**32 399**	33 826	29 492	22 036	12 351
Third party assets	69.2	830	**7 128**	8 011	6 285	3 818	762
Net funds received from clients	12.2	269	**2 824**	4 292	2 689	2 152	1 734
Long-term insurance fund	24.3	3 097	**26 600**	27 048	25 763	19 044	10 564
Actuarial value of policy liabilities	15.1	3 010	**25 857**	26 200	22 181	16 377*	-
Excess of assets over liabilities	2.8	590	**5 072**	5 949	5 917	4 643*	-
Capital adequacy reserve (CAR)	10.6	201	**1 726**	1 397	1 190	1 246*	-
CAR cover (times)	(6.8)		**2.9**	4.3	5.0	3.7*	
Revenue							
Premium income	19.8	651	**6 824**	7 009	7 106	4 927	3 167
Recurring premiums	14.6	413	**4 332**	4 087	4 938	3 476	2 430
Single premiums	33.2	238	**2 492**	2 922	2 168	1 451	737
Investment return	5.1	(117)	**(1 231)**	3 341	6 373	3 269	(1 534)
Investment income	18.7	181	**1 898**	2 324	2 071	1 376	916
Realised and unrealised changes in market value of investments	(5.9)	(298)	**(3 129)**	1 017	4 302	1 893	(2 450)
	33.6	534	**5 593**	10 350	13 479	8 196	1 633
Outgo							
Policyholders' benefits paid	33.7	469	**4 921**	4 500	4 384	2 775	1 433
Sales and distribution costs	7.6	61	**642**	575	731	548	471
Administration expenses	14.8	67	**707**	738	775	620	393
Policyholders' tax paid	(13.2)	2	**17**	44	79	50	31
	26.3	599	**6 287**	5 857	5 969	3 993	2 328
Revenue less outgo – long-term insurance	-	(65)	**(694)**	4 493	7 510	4 203	(695)
Income from insurance business		(22)	**(236)**	674	ø	ø	ø
Income from administration business	107.0	6	**66**	43	23	6	3
Revenue	180.7	38	**402**	421	312	65	5
Administration expenses	234.0	(32)	**(336)**	(378)	(289)	(59)	(2)
Shareholders' tax paid	(6.4)	(2)	**(25)**	(198)	(216)	(31)	5
Earnings		(37)	**(385)**	470	ø	ø	ø
Core headline earnings	(0.4)	36	**378**	379	699	527	384
Core headline earnings per share	(0.7)	5.27	**55.26**	52.49	98.46	75.82	55.43
R/US$ exchange at year-end	8.7		**8.59**	12.09	7.57	6.02	6.03
Average R/US$ exchange rate for the year	17.5		**10.49**	8.74	6.13	6.02	5.29

	Compound growth pa % (i)	2002 US$m (ii)	2002 Rm (ii)	2001 Rm (ii)	2000 Rm (iii)	1999 Rm (iv)	1998 Rm (iv)
Dividend per share (cents) (v)	15.6	3.62	**38.00**	35.00	31.00	25.50	20.50
Dividend cover							
(core headline earnings)	(13.6)	1.45	**1.45**	1.50	3.18	2.97	2.70
Total number of issued shares							
(million) (viii)	-	694	**694**	700	712	700	694
Share price at year-end (cents)	(5.3)	71	**610**	800	980	690	770
Market capitalisation (million)	(5.3)	493	**4 233**	5 600	6 978	4 830	5 344
Embedded value (million)	3.1	736	**6 323**	7 553	7 247	5 718#	ø
Embedded value per share (cents)	3.4	106	**911**	1 079	1 018	817#	ø
Return on embedded value (%) (vi)			**(11.3)**	7.5	24.2	ø	ø
New business written (Rm)							
Recurring premiums	5.4	81	**847**	639	946	715	
Individual life	5.9	59	**614**	484	705	509	
Employee benefits	3.9	22	**233**	155	241	206	
Single premiums	18.1	238	**2 492**	2 991	2 168	1 452	
Individual life	13.9	89	**930**	1 033	453	610	
Employee benefits	20.9	149	**1 562**	1 958	1 715	842	
	14.2	319	**3 339**	3 630	3 114	2 167	
Annual premium equivalent (ix)	7.7	105	**1 096**	938	1 163	860	
Number of in-force policies							
Individual life	-		**3.1**	3.0	3.0	3.1	
Number of employees	(0.1)		**5 912**	6 054	6 087	6 071	5 939
Indoor	6.8		**3 522**	3 898	3 681	3 180	2 659
Field	(7.2)		**2 390**	2 156	2 406	2 891	3 280
Consumer price index (vii)	6.4		**130.4**	120.3	114.2	108.2	100.0
CPI adjusted figures							
Premium income (Rm)	12.5		**5 233**	5 826	6 222	4 554	3 167
Core headline earnings							
per share (cents)	(6.1)		**42.38**	43.63	86.22	70.07	55.43
Dividend per share (cents)	8.6		**29.14**	29.09	27.15	23.57	20.50
Share price at year-end (cents)	(11.1)		**468**	665	858	638	770

(i) Over four and a quarter years or three and a quarter years, where applicable, and based on rand amounts

(ii) Financial year ended 31 December (12 months)

(iii) Financial period ended 31 December (15 months)

(iv) Financial year ended 30 September (12 months)

(v) Excluding a special last quarter dividend of 7.50 cents per share in 2000 and a centenary dividend of 10.00 cents per share for 1998

(vi) Growth in embedded value (before dividend and after increase in share capital) as a percentage of the embedded value at the beginning of the year

(vii) Consumer price index – metropolitan areas as disclosed by Statistics South Africa (average over reporting year). The 1998 base value was set at 100.

(viii) 2002 net of 41 million treasury shares; 2001 net of 28 million treasury shares

(ix) APE represents net new recurring premiums plus 10% of single premiums

ø *Information not comparable*

* *Pro-forma*

Restated

OBJECTIVES AND ACHIEVEMENTS

OBJECTIVES	ACHIEVEMENTS
● **TARGET A R50 MILLION EXPENSE SAVING ACROSS THE LIFE OPERATIONS IN 2002, BASED ON A TOTAL EXPENSE BASE OF R900 MILLION**	In view of the many environmental challenges and the fact that Metropolitan Employee Benefits, Namibia, Botswana and International, as growing businesses, incurred additional expenses and a further R14 million was invested in Project GoldRush, a saving of R37 million was achieved.
● **IMPROVE LAPSE RATES AT INCEPTION (NTUs)**	A number of initiatives have been launched such as: ● A lapse prediction tool has been rolled out to all regions ● A preferential bank debit order system has been introduced ● All new clients are contacted by telephone to confirm their commitment to the sale Lapses at inception have improved from 23% at December 2001 to 18% at December 2002.
● **IMPROVE INVESTMENT PERFORMANCE**	We have re-visited the investment processes and a number of mandates between New Africa Capital, the Metropolitan businesses and Metropolitan Asset Managers have been re-negotiated to ensure closer alignment between the nature of the mandates and the expected returns. Although there has been a marginal improvement in investment returns, we acknowledge that the turnaround will take some time.
● **INCREASE INDIVIDUAL LIFE NEW BUSINESS PROFIT MARGIN TO 15% BY THE SECOND HALF OF 2002**	Target a 15% profit margin by the end of 2003.
● **GROW DISTRIBUTION CAPABILITIES**	Various initiatives were launched: ● The Metropolitan businesses were divided into the following business clusters: ○ corporate ○ retail ○ international ○ health ● Metropolitan Advisory & Retail Services (MARS), a dedicated broker distribution channel, was established to increase volumes from this source of business, but expectations were not met. ● MARS has subsequently been completely restructured and integrated into the retail business cluster. ● All distribution channels have been aligned to the different FSM segments. ● Project GoldRush has been launched to increase Metropolitan Life's market share in Gauteng.
● **TRANSFER THE INSURANCE BUSINESS OF CU LIFE INTO METROPOLITAN LIFE BEFORE THE END OF 2002**	On 10 December 2002 the High Court of South Africa approved the transfer of the business from CU Life into Metropolitan Life. The implementation process has already started.
● **CREATE A NEW METROPOLITAN COMPANY FOR LESOTHO**	At its meeting in December the NAC board approved the formation of a new company and Metropolitan Lesotho Ltd has been incorporated with effect from 1 January 2003.

BUSINESS CLUSTERS



RETAIL

METROPOLITAN LIFE

Development, distribution and administration of individual life investment and risk products, targeting the middle and lower income markets

METROPOLITAN ODYSSEY

Development and administration of individual life investment and risk products, targeting the middle income market

METROPOLITAN DIRECT

Use of alternate distribution channels such as

- direct mail and
- telemarketing

for the distribution of packaged financial services products, sourced on a group-wide basis

CUSTOMER MANAGEMENT

- customer services
- administration

CORPORATE

METROPOLITAN EMPLOYEE BENEFITS

All aspects of retirement fund business, including

- investment
- risk management
- administration
- actuarial consulting

METROPOLITAN ASSET MANAGERS

All aspects of asset management, including

- asset management for retirement funds
- unit trust management
- property management and administration on behalf of all businesses within the group and third parties

INTERNATIONAL

METROPOLITAN INTERNATIONAL

Widening the geographic spread of the group by opening up new markets, particularly in Africa, but also elsewhere in the developing world: currently operating in Namibia, Botswana and Lesotho

HEALTH

METROPOLITAN HEALTH GROUP

Provision of

- medical aid administration services
- health risk management strategies
- managed healthcare
- administration system franchising

to both corporate and retail healthcare schemes

GROUP SUPPORT SERVICES

- HIV/AIDS advisory services
- Virtual services
- Group brand management
- Group strategy
- Group finance and HR services
- Business and technology services
- Group risk management
- Group legal services

CHAIRMAN'S STATEMENT AND REVIEW OF OPERATIONS

CONTENTS

Chairman's statement	12
Financial director's report	16
Group chief executive's report	20
Review of operations	
Retail business	26
Corporate business	31
Health business	36
International business	39

GLORIA TOMATOE
SEROBE
Group chairman



BUSINESS ENVIRONMENT AND THE INDUSTRY

The past year was characterised by continued and new challenges to both customer markets and providers of financial services. While new and existing customers continued to face increased pressure on disposable income, this being further exacerbated by inflation in the price of basic foods and commodities; financial services institutions have had to adapt to new consumer-protection legislation and a plethora of related and additional regulatory requirements.

Despite these and other pressures, including volatility in investment markets, continued speculation about further consolidation of the local financial services industry, and increased competition in the marketplace, it is encouraging to see that the Metropolitan businesses within the NAC group were able to grow and expand their market share during the current reporting period.

In addition, it is particularly pleasing to report that management has made significant progress with respect to targets that were set at the end of the 2001 financial year. There has been an improvement in lapse rates, an increase in the quality and profitability of new business, and encouraging signs of a turnaround in investment performance. Management will continue their efforts to ensure sustainable progress with respect to these key business drivers.

GLOBAL ISSUES

The economic stability being enjoyed by South Africans continues to be the envy of the developing world as our new democracy entrenches itself. To add to this we are readying ourselves for our third democratic elections and there is simply no anxiety whatsoever that the elections will not be free and fair, or that they will be marked by violence.

Neighbouring countries Angola and Mozambique are on the path to recovery and more good news continues to flow from our continent after the free and fair elections in Kenya led to a democratic change of government. Uganda and Ghana are, like South Africa, now established democracies.

The successful launch of the African Union is another indication of the stabilisation of the continent as it now realises the importance of grappling with global issues or being left behind the rest of the world. It is of immense pride to us that President Thabo Mbeki is the first chairman of the African Union after his tireless efforts to be part of the vanguard of African leaders that are turning the continent around and introducing institutions of credible political and economic governance. The African peer review mechanism is now being set in place, initially as a component of Nepad, but in the long term as a permanent element of political governance on the continent. We also now await the launch of the other institutions, such as the African court of human rights and the African parliament, with excitement.

NEPAD AND NEW BUSINESS OPPORTUNITIES

The New Partnership for Africa's Development (Nepad) is an important development programme on the continent and as it responds to globalisation, it needs South Africa's support. South Africa will participate in globalisation in such a way that it does not continue to be a source of raw materials and markets, but becomes instead a producer and exporter in its own right. The participation of the G8 countries further enhances the programme as it creates partnerships of growth between the developed and developing worlds. This, in any case, will also help stabilise and even out the global marketplace as centres in Africa will now become focal points. This programme has the potential to catapult socio-economic development to higher levels than the continent has ever seen and will result in a better life for all South Africans as economic barriers between nations and between people are removed. It will also result in bigger local and continental markets. Metropolitan has already entered some of these markets. We will continue to be highly active in Africa and ensure that we have business partners in the countries in which we operate. At present our international business comprises Namibia, Botswana, Lesotho and, more recently, Kenya.

SOCIO-ECONOMIC ENVIRONMENT

In recent times we have seen the value of the rand strengthen while on the other hand the price of oil continues to fuel inflation and impacts on the ability of the South African Reserve Bank (SARB) to reduce interest rates. Partly because of this uncertainty, and factors such as downturns in the global economy and insufficient domestic investment, together with other issues including high interest rates, unemployment is still at unacceptable levels. This is despite the fact that our economy is strong and robust. I also support relaxation of the rules and regulations that govern financial institutions' offshore investments.

As a group, we support President Mbeki when he says job creation and the eradication of poverty must walk side by side with black economic empowerment. Resolutions made at a conference hosted by government last year, to the effect that greater focus will now be placed on economic growth, are heartening. This will impact positively on our business although, in any event, it has been holding its own and growing despite the odds. I would also like to suggest that if it is economic growth that is going to be on the agenda, we take the long-term view.



The government should once more give the environment for small, medium and micro entrepreneurs (SMMEs) a closer look. According to the global and entrepreneurship monitor (GEM) study, the South African survival rate in the SMME sector is at a disappointing 12% while in some overseas economies, for instance Singapore, it is at a whopping 93% according to figures from the Singapore authorities.

The US and European economies are being driven by SMMEs and their low levels of unemployment are testimony. It is time that the developing world also realised this, more so in the context of globalisation. The strength of a concentrated SMME development strategy is that the creative energy and potential of tens of thousands of individuals are unleashed. As is evident from overseas experience, organisations that employ one to five people, and train and develop these people, give rise to an improvement in the living standards of hundreds of thousands of people. On the other hand, big organisations have been shedding jobs. It is only proper that our government reassess our SMME policies so that they can be sharpened, and our SMME survival rates can improve, as this will result in economic growth.

services, accounting services, IT services and the maintenance of our buildings. We have not been able to source actuarial services from black companies because no such service providers exist. We are, however, contributing to the training of black actuaries through the "Actuaries on the Move" programme, and black investment professionals through Metropolitan Asset Managers' graduate training and development programme. We will continue to search for black companies with which we can do business.

However, empowerment goes beyond developing skills, recruiting black managers and procuring from black companies. It includes inculcating a work ethic that eradicates the entitlement syndrome and encourages blacks to compete effectively in the marketplace as professionals commanding their fair share. It is a source of pride to us that our empowerment barometer was the first instrument launched that measures a company's progress towards empowerment targets.


BLACK ECONOMIC EMPOWERMENT HAS TO BE SOMETHING MUCH MORE THAN CHASING DEALS AND BEING PASSIVE INVESTORS – IT HAS TO MEAN BLACKS BEING IN THE DRIVING SEAT, ADDING VALUE AND TAKING DECISIONS THAT WILL IMPROVE THE QUALITY OF LIFE FOR ALL

TRANSFORMATION AND BLACK ECONOMIC EMPOWERMENT

One of the greater challenges still facing South Africa is to define black economic empowerment as the betterment of people and communities. Greater attention must be given to detail so that models impact on the real issues instead of only generating media hype. Black economic empowerment has to be something much more than chasing deals and being passive investors. It has to mean blacks being in the driving seat, adding value and taking decisions that will improve the quality of life for all. Our organisation has this in mind as we consider the progress we have made. We are still by far the most empowered financial services company in terms of developing the skills of blacks, and ensuring a high proportion of blacks at all levels of management, including the most senior executive team. At least 40% of our managers are black; this is easily the highest percentage in the financial services sector and we are very proud of it. We are also doing very well in procuring services from black companies as 30% of our procurement budget of R20 million goes to black companies. These include insurance brokers, stockbrokers, asset managers, legal

We have not made sufficient progress in finding an appropriate equity partner to match our criteria and values. However, we have set up a board sub-committee, consisting of Irene Charnley, Syd Muller and myself, to look at this in the shortest possible time so that we can continue to hold our leadership position in overall empowerment achievement. This will be quite a challenge as previous models, which tried to accommodate the fact that blacks do not have the necessary resources to buy huge chunks of shares worth millions, have not all met with the desired level of success. This, in any case, was the first phase of black economic empowerment and newer models are finding the appropriate mix that takes all factors into consideration. We are also trying to find a model that will result in genuine empowerment instead of the smoke and mirrors of the past. At the end of the day, blacks must become involved in ventures where they take appropriate risks so that they enjoy the benefits that flow from this risk taking. This is what economic activity is about and it must be no different for us.

FINANCIAL SERVICES CHARTER

A lot of work is being done to develop a financial services charter that will enable the industry to measure itself against targets it has set for itself. The industry is going through major changes, some of them a result of changes in the global marketplace. Our challenge is to integrate black economic empowerment into the changes forced on us by the world. We are proud supporters of the industry initiative to develop a financial services charter so that transformation is seen to happen. This charter will set deadlines and quotas for the transformation of the industry.

As a member of the Life Offices' Association (LOA) forum investigating the contribution of the long-term insurance industry to a broader financial services BEE charter, I am acutely aware of the importance of the role that the industry has to play in securing economic prosperity for all South Africans.

Transformation and empowerment are good for our business. After all, central to the objectives of the charter is the training and development of people to take up positions of leadership and responsibility.

HIGH ETHICAL STANDARDS

It must be emphasised that alongside empowerment and transformation is the maintenance of high ethical standards in doing business. The LOA has specifically set itself the task of ensuring that there is a strict code of ethics that binds players at all levels. We are at the forefront. This is important as the resultant codes of conduct are helping to improve the image of the industry. These codes ensure that unsophisticated communities are protected from unscrupulous agents and brokers. We are committed to treating all customers with the utmost respect they deserve, and to making sure they enjoy the best that can be offered in terms of products and financial advice. For this reason we participated fully in resolving the Persal issue and supported the government in its efforts to protect ordinary people. Like the rest of the industry, we were adversely affected as the majority of the people whom the government wanted to protect, were from the markets where we do business. The programmes put in place to meet the Persal requirements have resulted in improved lapse rates in this sector of the market, which is borne out by increased premium flows.

CORPORATE GOVERNANCE AND THE FIGHT AGAINST CORRUPTION

New Africa Capital will continue to deal severely with corruption, regardless of the amount of money involved. We have a responsibility to protect the assets of our policyholders, particularly as many of them come from the poorer sectors of our community. Our vigilance against corruption stems from the fact that we cannot afford to allow it to take root in our country as the poor could be denied a better life by the greed of a few. It should also be noted that the focus must not only be on the corrupt individuals, but more attention must also be paid to the corrupters, many of whom come from the developed world. A downside of globalisation, and of course of Nepad, is that as we open our doors to the benefits brought by investors from all over the world, we inadvertently open them to international commercial crime as well.

Heightened levels of money laundering and corruption can also be expected. This means anti-corruption strategies even at the continental level must be tightened. Thus, the creation of structures that will police corruption at all levels of society will get our support and, internally, corporate governance will be the norm in our reporting and how we do business. Every aspect of our business must be as transparent as possible so that our shareholders and policyholders enjoy the comfort of being part of an organisation in which honesty and integrity is the accepted way of doing business.

HIV/AIDS

New Africa Capital will maintain its position as the forerunner in research into HIV/AIDS and its impact on our communities. Group CEO Peter Doyle initiated the groundbreaking research by Metropolitan into the pandemic and has continued to champion this cause. Our ongoing efforts have resulted in a better understanding of the impact of HIV/AIDS on the economy and the industry. Our services are sought far and wide, and members of management have addressed important forums and conferences, some at the instance of government. There is now greater concern from government about the dangers posed by the disease, and this is visible in the far-reaching measures currently being taken at national and provincial level. We cannot slacken and must continue the good work that we have done, but it must be extended to include the continent at large.

CHANGES IN DIRECTORATE

During the year under review, Peter Lamprecht joined the directorate with effect from 1 May, and we look forward to continuing to benefit from his wise counsel.

I have stated before that we, as a board, have set ourselves challenging objectives and I am pleased to report that we have made huge strides in achieving them. We are acknowledged as the most empowered board in the industry and I want to thank my fellow directors for the wealth of diversity and wide-ranging skills they bring to our deliberations at board level.



Gloria Tomatoe Serobe
Group chairman

New Africa Capital (NAC) was listed on the JSE Securities Exchange South Africa and the Namibian Stock Exchange on 21 September 2001. Consequently, 2002 is its first full financial year as the listed holding company for the Metropolitan businesses – individual life insurance, employee benefits, asset management, health administration and international (Botswana, Namibia and now Lesotho).

The year under review was characterised by some dramatic events such as the sharp decline and subsequent recovery of the rand, accompanied by increased inflation and interest rates in South Africa, corporate scandals in the United States and the re-rating of global share values.

PRESTON
SPECKMANN
Group finance director



GROUP STRUCTURE AND REORGANISATION

In my 2001 report I made reference to the re-organisation of the group that culminated in the de-listing of Metropolitan Life Limited and the listing of NAC. I can now report that this has been successfully bedded down during the 2002 financial year. The group has also made significant changes to its operating structures in recent years and the benefits of these changes are starting to yield the desired results.

SUMMARY OF RESULTS

This report provides some additional information on the financial results and it is important that it be read in conjunction with the operational financial information contained elsewhere in this annual report.

During 2002 the economic conditions under which NAC operated showed signs of improvement. The main underlying factors were decreases in individual personal income tax rates and real increases in salaries.

Total premium income, including some R800 million in off-balance sheet funds, grew by 9% when compared to the 2001 financial year. New business APE increased from R938 million for the 2001 financial year to R1 096 million for the current financial year, an increase of 17%. (APE comprises net new recurring premiums plus 10% of single premiums.) The group thus continued to increase the flow of new business and once again delivered a positive cash flow from clients. There was growth in new recurring business premiums from both individual life and employee benefits, but single premium income declined. The embedded value of new life insurance business grew by 172% to R68 million, resulting in increased profit margins. More work is being done to increase overall profit margins even further. Persistency has continued to improve.

In general, investment performance was not satisfactory, mainly as a result of the global re-rating of share values. However, moderate gains in relative investment performance were achieved during the year, especially in the last quarter of 2002. The decline in the investment markets and the volatility of the rand dampened overall results. Improved investment returns remain critical to satisfactory long-term performance.

Administration expenses for both the life and the administration companies were lower than the previous year, and the board is satisfied that these cost reductions are of a permanent nature.

COST CONTAINMENT

	2001 Rm	2002 Rm	Savings Rm
Group life admin costs	890	853	37
Business expansion	107	142	(35)
Employee benefits	56	77	(21)
International	51	65	(14)
SA life operations	783	711	72
Administration	378	316	62
Total costs	378	336	42
Qualsa acquisition	-	(20)	20
Total (before business expansion)	1 161	1 027	134

NEW BUSINESS APE INCREASED FROM R938 MILLION FOR THE 2001 FINANCIAL YEAR TO R1 096 MILLION FOR THE CURRENT FINANCIAL YEAR, AN INCREASE OF 17%

Overall, the group reduced costs by R134 million, of which R72 million is attributable to the life operations and R62 million applies at the administration company level. These savings were negatively impacted by investments in expansion and acquisition programmes of R55 million. R35 million was invested in the employee benefits and international businesses, and the remainder in growing the scope of the health business.

Despite pleasing improvements in all areas of the group's operational performance, core headline earnings remained flat at R378 million compared to R379 million the previous year. The decline in investment markets and the volatility of the rand were largely responsible for constraining growth in core headline earnings.

All four business clusters in the group contributed positively and reported improved operating profits over 2001, despite an overall increase of 41% in taxation paid. Net after tax investment income was significantly lower, mainly as a result of the reduction in capital but compounded by a 223% increase in the tax charge.

The graph on the right sets out the core headline earnings contributed by the various business clusters for the 2002 financial year.

CORE HEADLINE **EARNINGS**



- Retail business R170m
- Corporate business R94m
- International business R13m
- Health business R22m
- Shareholders' equity R79m

CORE HEADLINE EARNINGS

In 2001 the group elected the early adoption of AC 133, which resulted in capital appreciation on available-for-sale assets being included in earnings, but excluded from headline earnings. During December 2002, the South African Institute of Chartered Accountants (SAICA), in conjunction with the JSE Securities Exchange SA, issued circular 7/2002. The provisions of this circular, which the JSE ruled should come into effect immediately, specifically included capital appreciation, deferred taxation on capital appreciation (CGT), investment variances and actuarial basis changes in the calculation of headline earnings. We have adhered to the provisions of circular 7/2002 in calculating our 2002 headline earnings and have recalculated our 2001 headline earnings on the same basis to facilitate comparisons between the two.

Core headline earnings comprise operating profit and investment income on shareholders' equity (the same way in which headline earnings were calculated for 2001). Capital appreciation, deferred taxation on capital appreciation (CGT), investment variances and actuarial basis changes have specifically been excluded as these items are very volatile. Core headline earnings present a more meaningful and stable earnings figure, and are directly comparable to the headline figures disclosed in previous annual reports.

Further, there is a debate, both locally and internationally, questioning whether policyholder liabilities, valued on the financial soundness valuation (FSV) basis, represent fair value. I believe that until a reasonable solution has been found, the FSV basis of valuing these liabilities, as applied within the New Africa Capital group, represents fair value.

CORE HEADLINE EARNINGS PER SHARE

Core headline earnings per share increased by 5% from 52 cents per share to 55 cents per share. The weighted average number of shares in issue for the year was 684 million compared to 722 million for the previous year. This average takes into account the shares bought back during the year under review.

EARNINGS USING LONG-TERM RATE OF RETURN

In the United Kingdom, insurers have been reporting earnings on a long-term rate of return (LTRR) basis. Certain of the insurers in South Africa also provide these figures as supplementary information to the annual financial statements. If we had reported the earnings of the group on a long-term rate of return basis, using a rate of 13% and an average tax rate of 20%, the earnings for 2002 and 2001 would have been:

	2002 Rm	2001 Rm
Opening shareholders' equity	**5 101**	5 017
Return using the long-term rate	**531**	522
Actual after-tax return	**(79)**	(158)
LTRR adjustment to core headline earnings	**452**	364
Core headline earnings before LTRR	**378**	379
Core headline earnings on LTRR	**830**	743
Average shares (million)	**684**	722
Core headline earnings per share (cents per share)	**55**	52
Core headline earnings per share - LTRR (cents per share)	**121**	103
Increase on 2001 (LTRR)	18%	

DIVIDENDS

The approved dividend policy is to provide shareholders with stable dividend growth while allowing the dividend cover to fluctuate.

In declaring the 9% increase in the dividend, the strong capital position of the group, the good operational performance for the year, as well as the volatile investment markets were taken into consideration.

A total dividend of 38 cents per share was declared in respect of the 2002 financial year. This gives a dividend cover of 1.5 times based on core headline earnings per share.

EMBEDDED VALUE

Embedded value is regarded as the most important indicator of the intrinsic value of a life insurer. Embedded value per share decreased from 1 079 cents at the end 2001 to 911 cents per share. Embedded value comprises the adjusted net asset value of the group plus the value of the insurance business on its books (VOIF) at the year-end. The re-rating of equities was the primary driver of the decline in the group's embedded value.

The embedded value of life new business more than doubled to R68 million. New business profit margins for the group improved from 5% to 9%. This was due to good production from most distribution channels and corrective management action on pricing, lapses and costs.

CASH FLOW

Once again the group reported an extremely positive cash flow, this time an amount of R2.8 billion for the year. This is an excellent achievement given the current state of the markets and was largely the result of a highly satisfactory operational performance by the group.

It is also pleasing to be able to report that not only has the group's cash flow been consistently positive from year to year, but this has also applied across all four business clusters. The only exception was the off-balance sheet asset management business, where there was a minor net outflow for the year under review.

This confirms the confidence that clients have in the group's ability to protect and grow their assets.

STATUTORY CAPITAL REQUIREMENTS

At R5 billion, the excess of on-balance sheet assets over total liabilities, demonstrates that the group is in an extremely sound financial position despite the disappointing investment returns for the 2002 financial year. From a group perspective, the capital adequacy requirement (CAR) is covered 2.9 times, which is well in excess of the statutory requirement of 1 times CAR. The 2001 CAR cover was 4.3 times, with the primary reason for the decline being poor investment returns (capital depreciation) in the 2002 financial year.

Strong management action has been taken to ensure that this satisfactory position continues. The group's capital position remains among the best in the industry.

NOTE 8 - ANALYSIS OF ASSETS BACKING NAC GROUP EXCESS

	2002		2001	
	Rm	%	Rm	%
Listed equities	**2 253**	**52.0**	2 488	48.8
Foreign investments	**599**	**13.8**	1 298	25.5
Properties	**432**	**10.0**	326	6.4
Fixed interest	**384**	**8.9**	241	4.7
Money market	**166**	**3.8**	223	4.4
Intangibles	**389**	**9.0**	446	8.7
Other assets	**106**	**2.5**	79	1.5
Group net asset value	**4 329**	**100.0**	5 101	100.0
Surplus in 90:10 fund	**743**		848	
Excess – NAC group	**5 072**		5 949	

ASSETS UNDER MANAGEMENT

Total assets under management of R40 billion reflect a marginal decrease from the figure reported in the 2001 financial year. This is largely attributable to lower valuations arising from the global equity price re-ratings. On-balance sheet assets also decreased from R34 billion to R32 billion.

RETURN ON EMBEDDED VALUE

Return on embedded value is the foundation of performance measurement in a life insurance group. The total embedded value profit from all group businesses is taken into account. The total return on embedded value for 2002 amounted to negative 11.3% compared to the 2001 return of positive 7.5%.

Businesses are set individual targets for the economic value-add that they generate, which is calculated after making a risk-adjusted charge to each business for the capital used in operations.

SHARE BUY-BACKS

During the course of the year the group acquired, for an amount of R110 million (2001: R234 million), 13 million (2001: 28 million) of its own shares by means of purchases on the JSE Securities Exchange South Africa through its wholly owned subsidiary, Metropolitan Life Limited.

In addition, New Africa Capital acquired 20 million shares for R150 million, which were subsequently cancelled.

Shareholders' capital was reduced by the total amount paid to acquire these shares.

The group's initial target of R500 million for share buy-backs was reached during the year.

Authority from shareholders to re-commence share buy-backs, depending on circumstances, will be renewed at the forthcoming annual general meeting.

INTERNATIONAL ACCOUNTING STANDARDS

The group's accounting policies comply with South African Statements of Generally Accepted Accounting Practice, which are in harmony with International Accounting Standards (IAS), except for different application dates. To be fully compliant with IAS, the group needs to adopt SIC 8 (first time application of IAS as the primary basis of accounting). We do not believe that this statement, in its current format, would add value to the annual financial statements of the group.

VALUE ADDED STATEMENT

The results for the year can be summarised in the table shown below. The decrease in revenue represents the reduction in the value of the investment assets. This decrease was shared between policyholders (outgo), the company (retained income) and the government (capital gains tax). The increase in dividend paid simply reflects the change in the accounting treatment adopted in the prior year.

	2002 Rm	2001 Rm	% change
Revenue	**5 884**	10 777	(45.4)
Less: Outgo	**5 423**	9 287	(41.6)
Value added (wealth created)	**461**	1 490	(69.1)
Value allocated			
To employees			
Staff costs	**545**	562	(3.0)
To retention for expansion and growth	**(518)**	486	(206.6)
Retained income	**(672)**	360	(286.7)
Goodwill amortised	**52**	42	23.8
Depreciation	**102**	84	21.4
To government			
Tax	**147**	334	(56.0)
To shareholders			
Cash dividend	**287**	108	165.7
	461	1 490	(69)

Preston Speckmann
Group finance director

NEW AFRICA CAPITAL

Given that on 21 September 2001 New Africa Capital was listed simultaneously on the JSE Securities Exchange SA and the Namibian Stock Exchange, 31 December 2002 marked the end of its first full financial year as the holding company for its life insurance, employee benefits, asset management and health businesses.

METROPOLITAN BRAND

During the twelve months under review, we made a concerted effort to capitalise on the competitive advantages inherent in our strong consumer brand. We focused on the name Metropolitan across all our operations in South Africa, Botswana, Namibia and Lesotho as part of an integrated approach to brand-building. The positive impact of this approach is to be extended via an aggressive brand-building campaign in 2003. Empowerment and our position of leadership in the HIV/AIDS arena remain key pillars of our brand.



PETER **DOYLE**
Group chief executive

INVESTMENT MARKET

From an asset management perspective, 2002 was an exceptionally tough and testing twelve months for sectors and companies across the board, with financial services and Metropolitan no exception. Extreme equity and currency market volatility, both internationally and locally, impacted negatively on investment returns, which were amongst the lowest achieved in recent years.

It is our belief that investment returns in general will recover somewhat during 2003. The value of the rand has stabilised and the South African equity market continues to offer better value relative to other major markets. An expected decline in inflation towards the end of 2003 will bring reduced interest rates.

CONSUMER MARKET

The operating environment was equally harsh in 2002, with high interest rates and rampant food and medical inflation putting immense pressure on personal disposable income. However, in 2003, decreased personal income tax and expected reductions in both inflation and interest rates should bring welcome relief for consumers in the lower and middle income brackets, the focal point of our operations.

FOUR MAJOR OBJECTIVES FOR 2002

The group set itself four major business objectives for 2002: reduced costs; better retention of new business; improved new business margins; and revitalised investment performance. The first three objectives were met in the main, but while our relative investment performance improved compared to 2001, it was against investment markets that generally delivered very poor returns.

COSTS

A major goal this year was to reduce our absolute level of costs. Total life insurance administration and distribution costs (less stamp duty) decreased by 4% to R853 million (2001: R890 million). This was despite additional costs of R21 million incurred by Metropolitan Employee Benefits, which continues to increase its revenue, and our retail initiative in Gauteng, Project GoldRush, in which we invested R14 million during the year under review.

Furthermore, for Metropolitan International, including Metropolitan Botswana, Metropolitan Namibia and now Metropolitan Lesotho, as growing businesses, total costs rose by 27% to R65 million (2001: R51 million).

Strong cost discipline will continue to be an area of focus for the group.



NEW BUSINESS

On the new business front, all the indicators were positive. The embedded value of new insurance business written increased by 172% from R25 million in 2001 to R68 million in 2002. New recurring premium insurance business was 33% higher, rising from R639 million to R847 million, although single premium income declined. The annual premium equivalent, or APE, grew by 17% from R938 million to R1 096 million. (APE comprises net new recurring premiums plus 10% of single premiums.)

In the retail cluster, both productivity and persistency improved, with a higher number of policies being issued (645 927 for all categories of business, compared with 326 446 in 2001), and lapses at inception decreasing from 23% in 2001 to 18% in 2002 in respect of ordinary individual life business. The benefits of the lapse prediction tool that was rolled out to all regions during 2002 are now starting to take effect, and the target for 2003 has been set at a lapse rate better than the 15% experienced prior to Persal. Enhanced profitability was also achieved, with the individual life new business profit margin rising from negative 2.7% in 2001 to 5.4% in 2002. Our medium-term target remains 15% and management actions to achieve this are ongoing.



INVESTMENT PERFORMANCE

Improved investment performance in absolute and real terms was the focal point of intensive remedial action in 2002. Every aspect of the Metropolitan Asset Managers (MetAM) investment process was re-examined and refined. The majority of the investment mandates between the company and its external and internal customers, including New Africa Capital and the various Metropolitan businesses, were also reviewed to ensure the closer alignment of risk and return profiles.

Moderate gains in relative investment performance were achieved this year. While above average portfolio rankings have not yet been achieved for all funds, there were incremental improvements throughout the year. This was most evident during the last quarter. Derivative structures have also proved effective in protecting group capital against the further declines in the equity market seen in 2003.

CORE HEADLINE EARNINGS

In view of their volatile nature, capital appreciation, deferred tax on capital appreciation (CGT), investment variances and actuarial basis changes have been excluded from the calculation of core headline earnings. The latter figure, defined as operating profits plus investment income on shareholder assets, declined marginally from R379 million to R378 million while increasing from 52 cents per share to 55 cents per share. This is the same basis used to calculate headline earnings in 2001.

All four business clusters achieved higher operating profits, with particularly impressive percentage increases of 33% for retail and 29% for health. Investment income on shareholders' funds decreased from R158 million to R79 million, largely as a result of the reduction in capital but also compounded by an increased tax charge. Real growth in core headline earnings and core headline earnings per share is targeted for 2003.

MARKET FOCUS AND DOMINANCE

During the past year we refined our business focus in line with our unique FSM market segmentation model. As a result, we are concentrating on dominating the lower and middle income markets. We have aligned all our distribution channels to achieve this objective.

GROUP EXECUTIVE COMMITTEE



Peter Doyle | Abel Sithole | Preston Speckmann | Nkosinathi Chonco | Willem Coetzee | Blum Khan

The group also invested R14 million in Project GoldRush in 2002, an initiative aimed at increasing its share of the new business market in Gauteng. GoldRush succeeded in achieving an estimated increase in recurring premium market share from 7.9% to 11.9% in 2002. This is a five year project aimed at achieving steady and sustainable growth in the region.

CRITICAL MASS

As at the end of 2002, we were the fourth largest listed life insurer in South Africa in terms of market capitalisation and the fifth largest based on total premium income and on assets.

Judging by number of policies in force, we were the third largest life operation in the country with over three million individual life policies on our books. In conjunction with our strong focus on unit cost reductions, economies of scale demonstrably deliver very competitive administration costs per policy to the South African market.

More important than its sheer size is the fact that our client base represents a wealth of opportunities for cross-selling and repeat business. These opportunities will be the focus of much of our retail business activity in 2003.

However, our primary focus remains on delivering top calibre, cost-effective client service.

STRUCTURAL ALIGNMENT

Last year's sharper strategic focus (refer to the section on strategic sustainability on pages 57 to 59) resulted in enhanced operational effectiveness and efficiencies, with our business structures having been aligned with our business strategies.

The primary driver for establishing the retail, corporate and health business clusters was to home in on specific target markets and their clients, and to align our distribution channels accordingly. The international business cluster was created in support of the group's stated intent of entering new markets that have characteristics in common with Southern Africa. The exact composition of the four business clusters appears on page 9.

RETAIL BUSINESS

The retail cluster in particular devoted a large part of 2002 to refining its lower and middle income market growth strategies and distribution structures. The benefits of this focus started to deliver satisfactory new business growth and better business retention during the second half of 2002.

Metropolitan Retail & Advisory Services (MARS), a dedicated broker distribution channel established in July 2001, unfortunately did not deliver sufficient new business to justify its level of infrastructure, and as a result this operation has been scaled back under new management. Distribution via independent brokers remains an important element in our distribution mix.

Diversification at the lower end of the income spectrum, both within the public sector and into the private and informal sectors via voluntary group life schemes, is also still a key area of focus. Metropolitan Group Schemes continued to implement new growth strategies to increase its share of this particular market where it is a major competitor for African Life and Capital Alliance.

The telemarketing and direct mail activities of Metropolitan Direct delivered outstanding new business growth in 2002 but management do not expect this to continue in 2003.

Although banks offer multiple distribution opportunities in the lower and middle income markets, we view the fact that we are the only major financial services group in South Africa without a bancassurance partner not as a shortcoming but as an asset. Given our independence, and bearing in mind our strong empowerment credentials, we are advantageously positioned to partner with any of the banks in developing and distributing products and services to meet the specific needs of these markets.





Wiebke Lusted | Sipho Mabusela | Tsoane Mphahlele | Derek Pead | Justin van den Hoven | Wilhelm van Zyl

REGULATORY ENVIRONMENT

A major development during the course of the year was the long-awaited promulgation (in November 2002) of the Financial Advisory and Intermediary Services (FAIS) legislation, which we welcome. As long as the regulatory burden is carefully managed, this should introduce much needed discipline and professionalism into the retail financial services market. To date our preparations for the implementation of FAIS have proved adequate. Our compliance officer reports that we should be in a position to adhere to the FSB's (Financial Services Board) recommended implementation timetable once this has been finalised. The same applies to the Financial Intelligence Centre Act (FICA). Vigilance in respect of both will be ongoing throughout 2003 and beyond.

As far as Persal is concerned, it is also pleasing to be able to report that well over 70% of the rationalisation of the policy portfolios of over-extended government employees to below the 15% limit had been successfully completed by January 2003. The Life Offices' Association has established, on behalf of the industry, a dedicated call centre that continues to provide advice and practical assistance to policyholders who are still over-extended. The alternative premium collection arrangements put in place by us started to bear fruit during 2002.

CORPORATE BUSINESS

Building on several consecutive reporting periods of exceptional new business growth, Metropolitan Employee Benefits' performance once again exceeded expectations. A significant slowdown in job creation nationally had meant that new business opportunities were limited, making the annual increase of 72% in new business recurring premium income all the more remarkable. Single premium income, including off balance sheet funds, grew by 26%.

The company's recognised status as one of the best operators in the employee benefits industry, together with its reputation for developing innovative retirement solutions, stood it in good stead when competing for existing administration, investment and risk business going out to tender. Now that the legalities surrounding the distribution of the pension fund surplus have been resolved, the number of contracts coming up for review is likely to increase.

Bearing our strong empowerment credentials (refer to pages 64 - 66) in mind, these factors combine to give us a compelling competitive advantage that should count in our favour when new government and parastatal business is awarded, in particular the Public Investment Commissioner (PIC) contracts.

HEALTH BUSINESS

2002 has been a year of consolidation and stabilisation of our health administration business, while two exciting developments have been the provision of health risk management services through the acquisition of Qualsa, and the launch of a joint venture in Kenya. All schemes under administration have maintained or improved on their already satisfactory solvency levels.

Consequently, the health group is well positioned to take advantage of administration opportunities resulting from privatisation. Metropolitan Health Group (MHG) should also be able to capitalise on its track record to generate additional new business if the proposed creation of a single medical scheme for state employees goes ahead in the not too distant future, possibly as early as 2004.

INTERNATIONAL BUSINESS

The operational performance of both Metropolitan Botswana and Metropolitan Namibia improved over the past year. In the former region both individual life and employee benefits business grew strongly, with significant increases in gross premium income of 55% and 83% respectively in a market still in its infancy. In a mature marketplace, Metropolitan Namibia recorded strong growth of 10% in individual life gross premium income although the equivalent employee benefits figure declined due to a drop in single premium income.

We plan to replicate these successes in other suitable markets in Africa that offer the right strategic fit and the desired return on investment. The incorporation and registration of Metropolitan Lesotho as a domestic insurer in the Kingdom of Lesotho with effect from 1 January 2003 is proof of our intentions in this regard.

MHG's decision to establish a joint venture, in which it is the majority shareholder, in Kenya in 2002, ensures that East Africa will remain an area of focus for our international expansion programme in 2003.

CAPITAL POSITION

At R2.8 billion, our positive cash flow from clients for 2002 is a significant achievement in the South African life insurance industry. In spite of extremely disappointing investment returns during 2002, our CAR (capital adequacy requirement) cover, at a multiple of 2.9, remains one of the highest in the industry, a clear indication that our financial soundness has been well maintained.

The group's embedded value and adjusted net asset value per share dropped by 16% and 18% respectively, declines attributable in the main to the dire investment market conditions.

benefits business is only now nearing completion. The latter delay has been due primarily to extremely challenging administrative and data-related issues that arose after CU's original employee benefits administration system had to be abandoned. CU Life was closed to new business during 1999.

The financial integration of CU Life into Metropolitan Life comprises two steps. The first step entailed the transfer of the insurance business of CU Life into a ring-fenced sub-fund within Metropolitan. This was approved by the High Court of South Africa on 10 December 2002.

The second step, with which we are busy at present, involves quantifying and distributing the so-called inherited estate. We are working very closely with the Financial Services Board (FSB) to ensure not only that any distribution between policyholders and shareholders is equitable, but also that the amounts distributed to the different sub-groups of policyholders are equitable. The distribution will not be allowed to proceed until the FSB have given their written approval to all the arrangements, which will also be scrutinised by an independent actuary appointed by them.


AS ONE OF SOUTH AFRICA'S MOST PRO-ACTIVE ADVOCATES OF GENUINE
EMPOWERMENT, WE BELIEVE THAT THERE IS A DIRECT LINK BETWEEN
THE PROSPERITY OF OUR GROUP AND THAT OF OUR STAKEHOLDERS

OFFICIAL CREDIT RATINGS

In a first for the group, we applied to have the claims paying ability of Metropolitan Life Limited and Metropolitan Odyssey officially rated by international rating agency Global Credit Ratings. The latter's exhaustive investigations were completed towards the end of the financial year and our ratings – AA- ("very high") and A ("high") respectively – were published in late December. These constitute independent verification of the fact that we have world-class financial protection measures in place, and that the risks assumed by us on behalf of both individual life and employee benefits policyholders are modest. Our customers can therefore enjoy financial peace of mind despite the current highly volatile economic climate.

CU LIFE INTEGRATION

After acquiring CU Life with effect from 31 December 1998, we began its operational integration. This was effectively completed for its individual life business within two years, but the integration of its employee

ASSOCIATE COMPANIES

In line with our renewed focus on our core markets, we finalised the sale of Ovation, the linked investment service provider in the group in which we had a 75% stake, as of December 2002.

Following MetAM's successful entrance into the third party asset management arena, it was mutually agreed early in the year that our relationships with Union Alliance Holdings and Prodigy Asset Management would be terminated, but that our involvement with Sterling Financial Services would continue.

CORPORATE GOVERNANCE

Recent international and local corporate governance failures have major repercussions for the management, control, auditing and transparency of all public corporations. The full implementation of King II therefore has our unqualified support. We have made, and will continue to make, a concerted effort to carry out the recommendations set out therein, especially as regards improved disclosure of both financial and non-financial issues (refer to the sustainability report on pages 49 to 52).

INVESTOR RELATIONS

In line with our commitment to pro-active communication with investors, I accompanied the members of our investor relations team on a visit to existing and potential international shareholders in the United Kingdom, Europe and the United States of America shortly after we announced our 2001 year-end results. These visits, plus follow-ups after the announcement of the 2002 interim results, were over and above the regular contact that we have with a wide spread of members of the local investment community. In all instances, our overtures were, and continue to be, warmly welcomed.

HIV/AIDS

Turning to the impact of the AIDS pandemic, which is beginning to be felt in earnest in South Africa as is the case elsewhere on the sub-continent, it is most reassuring to know that a highly satisfactory claims experience has been maintained across the full spectrum of Metropolitan businesses. In fact, actual HIV/AIDS mortality experience has been better than projections, to the extent that we were able to lower our ratings in respect thereof in the December 2001 re-rate.

Please refer to the section on HIV/AIDS disclosure (pages 67 to 70) for detail on initiatives launched by the group during the course of 2002 to entrench its position of leadership in the research and management spheres.

EMPOWERMENT

As one of South Africa's most pro-active advocates of genuine empowerment, we believe that there is a direct link between the prosperity of our group and that of our stakeholders, whether they be shareholders, policyholders, staff members, suppliers, or the communities within which we operate.

We readily acknowledge that genuine empowerment extends beyond issues of ownership and control. However, the sale, in November 2002, of a 17.5% stake in Metropolitan Namibia to Pinnacle, a black economic empowerment consortium, is tangible evidence of our willingness to involve previously disadvantaged individuals in our business at both a strategic and an operational level. Earlier in the year we established a share option scheme exclusively for our Namibian staff in terms of which they share directly in the profits generated by that business.

While the standing human resources and empowerment committee of the board continues to oversee the entrenchment of our empowerment-related business practices, a special ad hoc sub-committee has been tasked with broadening our empowerment shareholder base from both an individual, including staff, and an institutional perspective.

THANKS

I would like to pay tribute to management and staff alike for their unwavering faith in the future of New Africa Capital and the Metropolitan businesses, as manifest in last year's business confidence survey (refer to pages 62 and 63 for an overview of the results). Despite the unusually trying circumstances with which we have had to contend for the past few years, they have remained steadfast in their loyalty, with their energy and enthusiasm largely undiminished: my grateful thanks to them all.

SUSTAINABILITY

In conclusion, I would like to point to the fact that our vision, values, chosen markets, strategies, structures and people are now fully aligned to deliver sustained business growth.



Peter Doyle
Group chief executive

EXECUTIVE COMMITTEE



Derek Pead — Johann Basson — Jacques Coetzer — Caroline Engelke — Dave Lewis

CONTINUOUS PROFITABILITY ENHANCEMENT

Sustainable growth in profits was the main driver of the refocusing, restructuring and realignment of the retail cluster in 2002, as outlined below. To achieve this goal, a clear-cut strategy has been put in place: increase revenue and reduce costs on an ongoing basis.

In the single-minded pursuit of enhanced inflows, existing sources of revenue are in the process of being consolidated, with three objectives in mind:

- writing a greater quantity and better quality of new business
- retaining existing business
- maximising repeat business.

New sources of revenue are also being sought.

As far as the reduction of costs is concerned, three major drives are underway:

- improving the retention of existing business and thereby creating a broader base for the allocation of costs per policy
- attaining higher personal productivity standards (sales and support staff)
- decreasing absolute costs, while at the same time converting fixed to variable costs where possible.

INCREASED REVENUE

The main focus of retail's revenue-generating activities during 2002 was securing new customers. The number of new Metropolitan Life ordinary business policies written increased by 2% from 148 866 in 2001 to 152 238 in 2002, the first time that this figure has risen since the introduction of the Persal restrictions. Initiatives that contributed significantly to this improvement were the "thousand policies a day" and the "war on low productivity" campaigns, both of which are continuing in 2003. The average premium per recurring premium policy grew by 10% while single premium policies were priced for increased profitability.

New business persistency also improved, with lapses at inception dropping from 23% in 2001 to 18% in 2002 due to the sharper focus on business conservation throughout retail. The use of Predict, a lapse prediction tool that facilitates the identification of high-risk business prior to acceptance so that risk reduction measures can be implemented, has been an important element in increasing lapse awareness across the cluster. The target for 2003 is a lapse rate better than the 15% experienced prior to Persal.

RETAIL BUSINESS PERFORMANCE OVERVIEW

	2002 Rm	2001 Rm	% change
Gross premium income	**3 760**	3 723	1
Gross recurring premium income	**2 878**	2 711	6
Single premium income	**882**	1 012	(13)
Payments to policyholders	**2 410**	2 319	4
Core headline earnings	**170**	128	33

Metropolitan Direct achieved an exceptionally high volume of new business from the retail sector as a result of an innovation combining direct marketing activity with in-store support, one of the production highlights of the year. This example of shop assurance is generally regarded as one of the most successful in the world. The overall increase in new direct business production was 91% year on year, growing from R10.2 million to R19.5 million. Total premium income for all classes of direct business rose by 30% to R280 million (2001: R216 million).

This phenomenal growth is not likely to continue into 2003; expectations are that new business will revert to 2001 levels, or slightly higher. Three major new customer lists have been secured to open up opportunities in new market segments.

Project GoldRush, aimed specifically at increasing Metropolitan's share of the new business market in Gauteng, achieved an estimated increase in recurring premium income market share from 7.9% to 11.9% in 2002. The upsurge in direct marketing business boosted this growth



Phillip Matlakala | Mike McDougall | James Murray *(resigned 31/12/02)* | Andy Pitter


PROFITABILITY

significantly. Substantially increased national and Gauteng-specific brand exposure through print, radio and outdoor media provided tangible evidence of Metropolitan's renewed emphasis on marketing. In the medium term, the objective of GoldRush is to secure the major share of the life industry's new business in Gauteng (30%) by 2007.

Several initiatives aimed at building retail's capacity to retain revenue from existing customers, collectively known as the PIP programme (persistency improvement programme), were launched in 2002, and are ongoing. They are aimed at determining the root causes of poor conservation throughout the customer value chain (ie prospecting, selling, data capturing, underwriting, accepting/issuing, receiving first premium and ensuring stable premium flow) and instituting appropriate interventions at each stage of the policy lifecycle.

Obtaining additional revenue from existing customers through repeat sales has been made the responsibility of the customer management unit. The latter is in the process of building its capacity to generate leads via the customer database, and to ensure that these are passed on to and followed up by the appropriate sales areas. Benefits should start flowing through in 2004.

THE OVERALL INCREASE IN NEW DIRECT BUSINESS PRODUCTION WAS 91% YEAR ON YEAR, GROWING FROM R10.2 MILLION TO R19.5 MILLION

REDUCED COSTS

Concerted efforts to reduce new business expenses saw the average cost per policy of putting business on the books decrease by 6% in 2002. Although this figure is still above the targeted level, management is focused on reducing it still further in 2003.

The cumulative effect of selling more policies at a lower cost was an improvement in the new business profit margin from negative 2.8% in 2001 to 5.4% in 2002, together with a R45 million increase in the embedded value of new business.

Looking at the optimisation of revenue generated per person employed, the average number of policies written per direct writer rose by 26% from 76 to 96 in 2002. For all salespeople in the employ of retail – excluding broker and telesales consultants - there was a net increase of 11% from 91 to 101 policies. Customer management staff attained a year-on-year increase of 10% in policies administered per person. The latter achievement was largely due to the introduction of a pay-for-



performance remuneration system. With minimum salaries at risk and no limit to earnings potential, staff motivation and morale have reached new highs, boosting productivity in the process.

Although annual administration costs per policy rose to R126.82 (2001: R125.14), the increase percentage (1.3%) was well below the ruling inflation rate. The overall ratio of head office and branch administration costs to premium income for 2002 declined to 8.3 cents in the rand from 9.3 the previous year.

During the course of the year retail incurred restructuring-related and other once-off costs in addition to making a significant operating expense investment in GoldRush. Costs related to the underperformance of the Metropolitan Advisory & Retail Services (MARS) distribution channel continued even after its restructuring in the fourth quarter of 2002 and the first quarter of 2003. Long-term property leases mean that certain of these costs will be ongoing during 2003.

During 2002 a concerted effort was made to right-size the various retail cost structures and their related revenue streams. MARS, the dedicated broker distribution channel established in July 2001, did not deliver sufficient new business to justify its level of infrastructure. As a result, it was scaled down and consolidated into Metropolitan Odyssey where, with its focus on independent brokers and corporate brokerages, it remains an important element in retail's distribution mix. The same cost cutting rationale resulted in Metropolitan Group Schemes being re-incorporated into Metropolitan Life.

Ongoing remodelling of Metropolitan's regional branch office infrastructure resulted in the closure of an additional 15 customer service offices in 2002, with a concomitant increase in the size and usage of the two centralised call centres. Approximately 50% of administrative queries are now dealt with by the latter, at a cost of R25 per query compared with R75 out in the field. Queues at field offices have been reduced thanks to the installation of direct telephonic links to the call centres, one in Cape Town and the other in Johannesburg.

In support of its resolve to convert fixed costs into variable costs, retail successfully piloted the concept of the virtual workplace, which makes it much easier for intermediaries to utilise remote workstations, including working from home. Recruitment drives are underway to push the number of registered intermediaries above the current level of 630.

Substantial reductions in rentals have already been achieved, and servicing turnaround times have been speeded up. This is an ideal way of growing the size of the salesforce and expanding the geographical scope of the cluster's activities at minimal expense. Access problems are being solved by establishing internet cafes at branches countrywide. To date some 70 such facilities in 42 regions have been inaugurated, and usage is increasing rapidly thanks to major educational campaigns aimed at familiarising people with the technology involved.

RETAIL MARKET

The fact that the retail insurance market was an extremely challenging environment in which to operate in 2002 makes this an encouraging set of results, particularly following retail's very disappointing showing the previous year. The operational performance indicators – new business, conservation, operating expenses and staff productivity – are all moving in the right direction.

Financial Services Board (FSB) reports for 2002 suggest that the market for individual life insurance was declining, and Metropolitan's investment performance remained poor relative to competitors. Both traditional and non-traditional competition escalated, while increasing consolidation in the financial services sector was also cause for concern. Retail nevertheless succeeded in growing its total premium income and increasing its number of policy sales, as mentioned above.

OPERATIONAL RETRUCTURING

It was against this backdrop that retail refocused and restructured its operations in terms of a market segmented on the basis of FSMs (financial sophistication measures unique to Metropolitan). Product factories and distribution channels were realigned accordingly. Thanks to this extensive re-engineering exercise, both reactive and proactive in nature, the cluster is ideally positioned to counter the effect of any further economic downturns, considered unlikely, as well as to capitalise on anticipated upturns going forward (see page 20).

The cluster currently comprises three business entities, Metropolitan Life, Metropolitan Odyssey and Metropolitan Direct, plus four highly focused support units – customer management; marketing; actuarial research & financial information; human resources & training. Both Metropolitan Life (FSMs 2, 3, 4 and 5) and Metropolitan Odyssey (FSMs 5, 6 and 7) consist of a product factory, a sales support area, an underwriting facility and dedicated distribution channels. The latter also houses a niche product unit concentrating exclusively on wealthy individuals (FSM 7+).

SEGMENTAL IMPERATIVES

Clear market segment imperatives have been set. Metropolitan Life aims to remain dominant in the aspirant market (FSMs 2 and 3 – lower income). At the same time, it plans to become a leader (top three) in the emergent market (FSMs 4 and 5 – middle income). Metropolitan Odyssey, on the other hand, is striving to become a significant player in the achiever market (FSMs 6 and 7 – upper middle income) and a niche player in the personal market (7+ – upper income).

IN A CUSTOMER SATISFACTION SURVEY CONDUCTED TOWARDS THE END OF 2002, RETAIL'S RATING WAS A PLEASING 82% IN RESPECT OF ATTRIBUTES IDENTIFIED BY CUSTOMERS AS BEING OF THE GREATEST VALUE TO THEM



REALIGNED DISTRIBUTION CHANNELS

There are three distribution channels within Metropolitan Life – direct writers, general intermediaries and group scheme consultants. Consultants servicing independent and corporate brokerages, professional direct writers and financial & legal advisors are housed in Metropolitan Odyssey. Metropolitan Direct distributes products on behalf of the other two business units. It does not have its own product development capability but continues to refine and re-package existing products, creating the extra dynamism needed for success in the non-conventional direct marketing arena.

REBRANDING

Metropolitan Odyssey is in the process of being re-branded in line with its revised market positioning. Having its own unique identity that both differentiates it from and confirms it as being backed by the greater Metropolitan group will help to establish it as a separate player in separate segments of the financial services market, as will the appointment of a new head.

INTERNATIONAL CREDIT RATINGS

The claims paying ability of both Metropolitan Life Limited and Metropolitan Odyssey was officially rated by international rating agency Global Credit Ratings in the last quarter of 2002. The ratings – AA- ("very high") and A ("high") respectively – were published in late December. These constitute independent verification of the fact that both companies have world-class financial protection



measures in place, and that the risks assumed by them on behalf of individual life and employee benefits policyholders are modest.

CUSTOMER SATISFACTION

The customer management unit, established in 2002 as a totally integrated and highly specialised entity, now directs and oversees all aspects of retail's customer relationships. It embraces the full range of administrative, servicing and information technology resources within the cluster.

In a customer satisfaction survey conducted towards the end of 2002, retail's rating was a pleasing 82% in respect of attributes identified by customers as being of the greatest value to them. Areas for improvement have been pinpointed, with action weighted in favour of those attributes with the greatest potential impact. Special attention is also being paid to those areas where the consequences would be severe if standards were to slip.

MONITORING AND MEASUREMENT

By creating a fully-fledged actuarial research, management information and finance unit, retail has multiplied its intelligence gathering, interpreting and disseminating capabilities many times over. This enhanced capacity enables it to monitor the bottom-line impact of ongoing revenue boosting and cost cutting initiatives with greater speed and accuracy.

PRODUCT INNOVATION

On the product front, there is an acute awareness of the importance of innovation; efforts to replicate past successes by developing market "firsts" are ongoing. Several existing product ranges were reviewed during the year, with upgraded versions due to become available shortly. Dormant products are also in the process of being revamped. Although there were no major product launches in 2002, several of the exciting product plans in the pipeline, including a new generation endowment product for Metropolitan Odyssey, are scheduled for implementation in the first half of 2003. The underwriting process is currently under scrutiny with optimum simplification and streamlining in mind.

TRAINING AND DEVELOPMENT

When it comes to the training and development of staff, retail ranks amongst the industry leaders. A training academy for sales staff, officially opened in February 2003, has been established in Gauteng as part of Project GoldRush. Creating the desire and the opportunity to learn goes hand in hand with a broad spectrum of initiatives aimed at enhancing the self-esteem and self-image of all levels of sales staff, thereby helping to further both personal ambitions and professional prospects.

COMPLIANCE

As a positive spin-off, compliance with legislative requirements such as the Policyholder Protection Rules (PPR), FAIS (Financial Advisory and Intermediary Services Act) and FICA (Financial Intelligence Centre Act) is expedited by this strong emphasis on self-improvement and advancement. Irrespective of extensive preparation, the implementation of FAIS and FICA will have far-reaching implications for retail. Failure to comply will bring with it considerable regulatory and reputational risk, and efforts to create a structure for doing business profitably within the legislative framework are therefore ongoing. Provided there are no unexpected complications, full compliance should be achieved within the FSB's recommended timetable once this has been finalised.

LOOKING FORWARD

It is most pleasing to be able to report that the plans outlined above all started coming together at the end of 2002 to re-establish a culture of winning throughout retail. New business production via all the distribution channels showed a marked upturn in the last quarter of the year. Both sales and support staff are revitalised, and it is anticipated that their new energy and enthusiasm will speed up progress during the year ahead.

EXECUTIVE COMMITTEE



Abel Sithole John Melville Philip Morrall Asief Mohamed Robert Walton

METROPOLITAN EMPLOYEE BENEFITS

In 2002 Metropolitan Employee Benefits continued to build on its outstanding track record in terms of new business growth. Despite a shrinking market characterised by inactivity and challenged by poor investment returns, especially in respect of equities, new recurring premium income increased by 72%, up from R124 million in 2001 to R213 million. Total single premium funds received from clients, at R 2 321 million when off-balance sheet inflows are included, were 26% higher than the equivalent figure in 2001 (R1 843 million).

The healthy rise in new recurring premium income was offset by a reduction in recurring premium income from existing clients. As a result, total recurring premium income for the year was only R924 million, compared with R919 million in 2001, an increase of 1%. With a substantial proportion being generated by investment only business, recurring premium income is potentially volatile, as proved to be the case in 2002. The drop was mainly due to reduced flows from a single large multi-manager client, aimed at rectifying over time a past imbalance whereby Metropolitan had come to comprise a disproportionate share of one of its investment portfolios.

Off balance sheet inflows of R765 million included in the above single premium funds received total were the result of an innovative annuity structure created to meet the unique credit risk requirements of a multi-national corporation, an arrangement that was awarded a triple A rating by an international rating agency. Being based on one-off transactions, single premium business is inherently volatile and future success will be dependent on the proven ability of Metropolitan to tailor creative solutions for specific retirement funding problems, thereby successfully outsmarting larger competitors.

Taking into account deals currently under negotiation and plans in the pipeline, all aimed at maximising the likelihood that the investment objectives of fund members and retirees alike will be met, pleasing growth in single premium income should continue in 2003.

CORPORATE BUSINESS PERFORMANCE OVERVIEW

	2002 Rm	2001 Rm	% change
Gross premium income	**2 721**	2 944	(8)
Gross recurring premium income	**1 165**	1 101	6
Single premium income	**1 556**	1 843	(16)
Income from administration business	**115**	113	2
Payments to policyholders	**2 367**	2 035	16
Core headline earnings	**94**	88	7

Metropolitan continues to run one of the most efficient and cost-effective operations in the employee benefits industry. Given that the major players all tend to apply similar profit loadings, the fact that the company (according to an independent analyst survey) leads the industry in respect of a measure as vital as the ratio of operating profits to liabilities is a good reflection of its relative efficiency and effectiveness levels. Its ratio of administration costs to total premium income is also one of the lowest in the industry.

As part of Metropolitan's philosophy of thinking ahead and minimising risk, the local equity portfolio underlying its flagship smoothed bonus products was hedged. Subsequent market developments underlined the foresight and wisdom of this decision. Uncertainty in the investment markets did, however, create an opening for increased sales of Metropolitan's pioneering inflation-linked annuity. This innovative product provides retirees with risk-free pensions guaranteed to keep pace with inflation for life, one of only two products of this kind to offer a lifetime guarantee.

Substantial investment in group risk management capabilities over the past few years, both intellectual capital and infrastructural capacity, is starting to pay handsome dividends. Metropolitan is steadily growing its share of the group risk business market but without compromising its pricing standards. This business therefore continues to make a substantial contribution to employee benefits profits.

Leadership in the field of HIV/AIDS research, modelling and management has also helped the company to maintain and even increase the profitability of risk business in the face of rising death and disability costs. As a result, Metropolitan is exceptionally well positioned to develop and implement holistic solutions to the most pressing problem confronting the industry today.

integrated with the administration system, and is now contributing to greater operational efficiencies and better client reporting.

Metropolitan Employee Benefits invested substantial amounts during the review period to enhance its future growth prospects. This escalated expenditure should generate significant returns in the medium and long term. Operating profit, at R100 million, was on a par with 2001. This was a most pleasing achievement, given that the latter included a once-off, mainly timing-related profit release from the sale of a particularly innovative product, backed by assets acquired on very attractive terms.

NEW RECURRING PREMIUM INCOME INCREASED BY 72% WHILE TOTAL SINGLE PREMIUM FUNDS RECEIVED FROM CLIENTS, INCLUDING OFF-BALANCE SHEET INFLOWS, WERE 26% HIGHER

Making optimum use of the resources available across the group, a fully integrated, comprehensive risk management strategy has been devised, known as the HIV/AIDS Workplace Solution. In essence, the product ensures that HIV positive employees remain productively employed for as long as possible thanks to proper health management provided by the Metropolitan Health Group (MHG), and that new infections are either prevented or significantly reduced through proactive interventions, co-ordinated by MHG. Marketing of the Solution, launched in 2002, is scheduled to commence in 2003.

Begun in 2002, the implementation of plans to enhance administrative capacity and capabilities is now well advanced. Excellent progress has been made with the execution of workflow distribution, document imaging and documentation management strategies across all administrative processes. The state-of-the-art financial system commissioned in 2001 has been successfully

Looking ahead, the fact that the size of the formal employment sector is steadily diminishing means that the employee benefits market will continue to shrink in terms of numbers of funds and members. However, trustee inertia as a result of focusing on the implications of the surplus legislation to the exclusion of all else should soon be a thing of the past. Provider contracts should once again be coming up for review as the structure of retirement funds is changed to comply with new legislative and regulatory requirements.

Most independent consultants already rate Metropolitan as the number one provider of guaranteed fund products. For 2003 the goal is to entrench its position as market leader by developing smoothing solutions that address these new needs. The company will proactively position smoothed bonus products as a credible alternative to structured products, which have fallen out of favour to an extent. It intends to capitalise on the fact that very few retirement funds offering individual member investment choice currently include a guaranteed fund option. A multi-manager guaranteed fund product will also be introduced to turn the trend towards multi-manager investments to its advantage.

With compelling empowerment credentials and an impressive track record in all three areas of business - administration, investment and risk - the company intends to capitalise on its strengths to secure additional government, semi-government, local authority, municipal and trade union retirement funds. With the possible exception of the latter, these are areas where new business flows are still plentiful, for example the long-awaited allocation of the Public Investment Commisioner (PIC) business. While the funds of big corporates will remain a key area of focus, more time and effort will be devoted to smaller enterprises where there is still a lot of scope for growth.

Until the financial services empowerment charter has been finalised, Metropolitan's pioneering measurement tool, the empowerment barometer, will be used whenever possible to get the objective evaluation of broad-based empowerment criteria on the table during the decision-making process. This will give the company a definite edge when competing for state and parastatal business in particular.


INNOVATION

METROPOLITAN ASSET MANAGERS (METAM)

During 2002, considerable effort was required to persuade clients to buy into the long-term philosophy of fund managers MetAM, irrespective of the remarkable successes the company has achieved in the past. Poor returns from investment markets in general and equity markets in particular, combined with extreme currency market volatility that included the strengthening of the rand, had a negative influence on both absolute and relative performance.

Although absolute returns were 2.2% below benchmark over the 12 month period, a moderate recovery in relative returns manifested itself during the second half of the year, and the last quarter more specifically. Portfolio rankings might not have made it back into the top quartile, which is the target that the company has set itself, but they did improve incrementally from August 2002 to January 2003, and more markedly so from October onwards.

Excluding funds that left in January 2002 as part of a corporate transaction concluded at group level, net off balance sheet inflows of almost R500 million were achieved despite the indifferent performances noted above. A major drive to acquire additional off-balance sheet business is ongoing. Partner relationship management (PRM) strategies will ensure that the marketing efforts of MetAM and Metropolitan Employee Benefits in this arena are closely co-ordinated. MetAM's recently expanded four-person client relationship management (CRM) team will also be deployed to optimum effect. These initiatives go hand in hand with MetAM's ongoing assistance to other group businesses in obtaining additional on-balance sheet inflows.

The reduction in total investment assets under management, down from R35 billion to R34.6 billion, primarily as a result of falling equity markets, had a dampening effect on investment revenue. After additional costs incurred in building the business had been taken into account, operating profits were comparatively weak.

During the year MetAM's public profile received a major boost thanks to its inclusion in Investment Solutions' Large Manager Watch. The company has now taken its rightful place amongst the country's foremost asset managers in terms of size as well as reputation and longer term track record.

Restoring that track record to its former high standing was the focus of intensive remedial action throughout 2002. Given that investment performance is driven by two main factors – the investment mandate from the client, plus the investment philosophy and investment process of the asset manager – a series of steps was taken to reassess both. The objectives, benchmarks and risk tolerance factors of the majority of mandates between MetAM and its various customers, both external and internal, were reviewed to achieve the appropriate alignment of risk and return profiles.

Investment strategies were also re-evaluated and alternative strategies such as absolute return funds and corporate credit are now available. Enhanced risk measurement and management capacity is a key focus area for 2003. New products include an absolute return fund that aims to achieve, rather than guarantees, a return of inflation plus 5%.

Every aspect of MetAM's investment philosophy, from its macro economic and market specific views to its individual company assessments, was re-examined and its future validity re-assessed. The team remains committed to the attainment of long-term performance objectives through the realisation of clearly identified future growth and earnings potential.

The change in market sentiment from optimism to fear-driven pessimism, and the contagious effect that this would have, was misread. Of course, the fact that this contagion was fuelled by external events, such as the US accounting scandals, the economic slowdown in that country and the weakening US dollar, the increasing likelihood of global warfare and the leaked empowerment charter for the SA mining industry, complicated matters still further.

MetAM has subsequently adjusted its house view to take full account of the bearish investment environment, revisiting all the macro variables to re-evaluate their impact on investment returns, emphasising downside risk potential and widening the use of hedging strategies. In an effort to improve the quality of in-house research, analysts have been freed up to concentrate exclusively on research and additional people have been employed to broaden the base of expertise and experience at the company's disposal. Research methodologies have also been tightened to ensure the quality, consistency and comparability of data.

As far as the investment process is concerned, several enhancements have been effected, including the appointment of a dedicated team to monitor the implementation of new valuation models and standardised equity recommendations. Regular group discussions are being held in order to achieve more broadly based decision-making. Systems are being re-engineered to tighten controls, and sector rotation is helping to deepen knowledge and skills, and to promote in-depth debate.

Thanks to remedial action instituted, and given the fact that MetAM's longer term track record, achieved by the same previously successful team, still stands proud, hopes of a sustained turnaround in performance would appear to be well justified. External consultants and larger clients alike have retained their faith in the company's proven abilities, as have management and staff, which also helps to make prospects for 2003 look bright. With empowerment an essential element in its formula for future success, and an avowed intention to remain the premier empowerment asset manager in the industry, the acquisition of large tranches of state and parastatal business is likely though not assured.

DURING THE YEAR METAM'S PUBLIC PROFILE RECEIVED A MAJOR BOOST THANKS TO ITS INCLUSION IN INVESTMENT SOLUTIONS' LARGE MANAGER WATCH

METROPOLITAN UNIT TRUSTS

Turning to the performance of Metropolitan Unit Trusts, the financial highlight of 2002 was strong growth in profits before tax from R3.2 million to R5.3 million. This improved profitability was due to increased administration fees and reduced administration costs.

Gross sales of local unit trust funds reached the R1.5 billion mark for the second year in succession, while net inflows increased from nil to R300 million despite poor market conditions, especially the sharp decline in South African equity markets. Substantial inflows into new niche funds launched during the year were largely responsible. Privilege Portfolio sales declined from R43 million to R30 million due to particularly poor international equity markets and the strengthening rand.



Three new unit trust funds were launched in 2002: an inflation-linked bond fund, an index-linked fund combining an index portion with an absolute return strategy, and a white label fund. The latter is registered and administered, but not marketed or managed, on behalf of another company. The two interest bearing funds have proved to be extremely popular with risk averse investors, who are currently in the majority. The money market and gilt unit trust funds continued to perform well. A new marketing strategy has been successfully implemented, focusing on fewer but higher profile financial advisers under the leadership of a national marketing manager.

Prospects for the year ahead are cautiously optimistic thanks to the company's proven ability to cater for the needs of investors under any market conditions. The enactment of the Collective Investment Schemes Control Act in March 2003 should create additional scope for the development of alternative structured products, including unit trust fund based hedges and derivative vehicles.

It is not anticipated that the implementation of either the Financial Intelligence Centre Act (FICA) or the Financial Advisory and Intermediary Services Act (FAIS) will have much impact on Metropolitan Unit Trusts. Comprehensive financial reporting structures are already in place, and the company sells exclusively through intermediaries such as brokers and linked investment service providers (LISPs). It is therefore not responsible for giving financial advice directly to clients.

METROPOLITAN PROPERTY SERVICES

In its first year as a stand-alone company, Metropolitan Property Services recorded profits before tax of R6.3 million, compared to R1.6 million in 2001 when it was still a business unit. Increased net administration and portfolio management fees, together with reduced administration costs, were responsible for the improved profitability.

Portfolio performances were excellent, ranging from 14.94% on the ProMan portfolio of policyholder properties to 18.07% on the Namibian portfolio, 22.85% on the CU Life portfolio and 23.12% on the so-called RDP portfolio, the bulk of which is owned by Futurebuilder, MetAM's socially responsible investment vehicle. Performance was boosted through the disposal of underperforming properties by its property asset management arm.

Rental returns and occupancy rates were kept at acceptable levels despite the fact that rent reductions and rising vacancy factors were the norm under the prevailing market conditions. Its property administration arm improved arrear rental collections by 9%.

Although weak property market conditions are expected to continue for the first half of 2003, the anticipated turnaround in general market conditions in the second six months will have a positive impact on property as well. Metropolitan Property Services is confident that it can maintain current performance levels by improving the composition of its various portfolios.





EXECUTIVE COMMITTEE



Blum Khan Estelle Burger Nick Rudston David Watts

HEALTH BUSINESS PERFORMANCE OVERVIEW

- R4 billion (2001: R4 billion) in contributions under management
- R262 million in income excluding franchising fee income for the period
- R5 million in franchising fee income for the period
- Core headline earnings of R22 million

GROWTH THROUGH ACQUISITION

The health cluster's South African based businesses currently comprise the Metropolitan Health Group (MHG) and Qualsa Healthcare, purchased in January 2002 in line with MHG's growth through acquisition strategy.

INCREASING PROFITABILITY

As at 31 December 2002, MHG had R1.2 billion in funds under management, having received gross cash inflows of R3.6 billion during the course of the year. Some 285 000 principal members, representing approximately 650 000 lives, were under administration. Interestingly, thanks to internal restructuring, operating expenses were down 7% by the end of the second quarter of 2002, thereby contributing to improved profit margins.

EFFICIENT INTEGRATION

Thanks to a well-executed integration process, Qualsa's expertise was quickly and smoothly combined with that of MHG's Clinical Management Solutions (CMS) division. In the process a sizeable company (some 160 staff members in total) was created, exclusively focused on providing individual employers and their employees with well-structured health risk management solutions, including managed healthcare, of international calibre. The repositioned Qualsa soon doubled its income by clinching several exciting new deals, the management of the Transmed Hospital Admissions and Disease Management programmes (covering some 90 000 members in total) by way of example.

CROSS-CLUSTER SYNERGIES

During the past couple of years HIV/AIDS has become the most threatening of the health risks in the South African workplace, progressing from a disease often denied to a harsh reality of pandemic proportions. Consequently, MHG and Qualsa, in conjunction with Metropolitan Employee Benefits and Metropolitan's HIV/AIDS Advisory Services, decided to launch a joint initiative aimed at mobilising research, development and management resources across the group.

From this decision to incorporate the many and varied capabilities at the group's disposal into a single, highly effective delivery channel, the HIV/AIDS Workplace Solution was born, researched by the HIV/AIDS Advisory Services and developed by Metropolitan Employee Benefits, with case management provided by Qualsa. The majority of companies constituting MHG's existing healthcare administration client base have expressed keen interest in the product that, with its holistic approach to the pandemic, offers all-inclusive strategies for containing and reducing HIV/AIDS related risks in the workplace.



FRANCHISING BUSINESS MODEL

In addition to providing comprehensive healthcare administration services to its clients, MHG has also developed an innovative way of resolving the administration difficulties frequently experienced by smaller players and new entrants to the healthcare market. It now franchises its state-of-the-art administration systems and processes, thereby empowering, through technological enablement, medical aid schemes subject to the constraints of size, inexperience and/or limited finances. Two major new clients were signed up as franchisees in 2002, Lamaf and Samuwed, the schemes for local authorities and municipal workers respectively.

Another exciting new development saw Qualsa securing the hospital benefits management contract for Lamaf with effect from 1 January 2003.

INTERNATIONAL EXPANSION

During 2002 MHG pursued its organic growth ambitions by exploring international expansion opportunities in under-serviced African healthcare markets in particular. This move is yet another step towards the realisation of the group's vision of becoming a world-class Africa-based business. In October 2002 MHG entered into a 60%/40% joint venture with privately owned Kenyan company First Benefits Ltd to form MHG Kenya, aimed at the provision of back-office solutions to both public and private healthcare administrators in that country.

DURING 2002 MHG PURSUED ITS ORGANIC GROWTH AMBITIONS BY EXPLORING INTERNATIONAL EXPANSION OPPORTUNITIES IN UNDER-SERVICED AFRICAN HEALTHCARE MARKETS IN PARTICULAR



Headed up by local chief executive Peter Nduati, MHG Kenya has the backing of a MHG South Africa support group providing knowledge and skills transfer. Franchise agreements with two Nairobi based health maintenance organisations requiring administration services have already been entered into, Health Access (January 2003) and APT Healthcare (February 2003).

As is the case with MHG SA, MHG Kenya offers the franchising facility – which guarantees independence and provides brand protection for the client - in addition to fully outsourced third-party administration. Both options, centred as they are around exceptional service delivery, can be scaled up or down according to the size of the client in question.

Having learnt valuable lessons from its successful Kenyan debut, made at minimal capital outlay, MHG is currently in talks with a number of other strategic players in the country. Negotiations are already far advanced in several instances.

Although the existing Kenyan agreements will serve as a springboard for further expansion into East Africa, especially countries like Uganda and Tanzania, the possibility of a future foray into markets elsewhere in the developed world, including the highly competitive Australian market, cannot be ruled out.



CLIENT-CENTRIC RESTRUCTURING

As mentioned previously, MHG successfully completed an extensive internal restructuring exercise during the first quarter of 2002, with a view to achieving optimum client centricity. Declining numbers of principal members under administration meant that a certain number of retrenchments were inevitable. The remaining members of staff were divided into dedicated teams, each team with sole responsibility for individually negotiated service level agreements with one or more medical schemes.

BEST PRACTICE BENCHMARKS

By the end of the second quarter of 2002 MHG had attained its highest service levels ever, setting best practice benchmarks for the rest of the industry. For example, electronic claims were being turned around within three days. The equivalent statistic for paper-based claims had been reduced to seven days. Staff morale was also at an unprecedented high thanks to the total personal and team commitment required to sustain the equivalent of one-on-one relationships with clients (see the results of the business confidence survey on pages 62 and 63).

RETAIL MARKET

As was the case in 2001, OpenPlan, MHG's only retail medical aid scheme where membership is open to the general public, continued to lose members during 2002 due to concerns about its solvency and the possible restructuring of benefits as a result thereof. With better benefits, a significantly improved financial position and moderate cost increases in its favour, the tide of membership terminations has been successfully stemmed. The OpenPlan solvency ratio as at 31 December 2002 was 18%, which exceeds the 17.5% ratio as laid down in the Medical Schemes Act, 1998.

SOLVENCY LEVELS

The scheme is well on track to meet the next regulatory solvency level of 25%, a requirement with which all South African medical aid schemes have to comply by the end of 2004. Broker interest in OpenPlan is intensifying thanks to the improvements outlined above in conjunction with its superb service levels.

All the other schemes under administration by MHG are currently well in excess of the statutory limits, with the two largest administration clients, Bankmed (47% funded) and Transmed (52% funded), both being in exceptionally strong financial standing.

DISPUTE RESOLUTION

Towards the middle of 2002 MHG was the subject of considerable negative publicity relating to the transfer to Medscheme of the data of the Sanlam Health schemes, Topmed and Selfmed, following the former company's acquisition of the latter. Medscheme duly took legal action against MHG, maintaining that the data supplied was inadequate. Throughout the proceedings MHG maintained that it had fully complied with its contractual obligations, and that Medscheme's problems resulted more from its own incapacities. A formal arbitration process was entered into by the parties, from which a positive outcome emerged for MHG.

ORGANIC GROWTH STRATEGIES

Competitors are constantly trying to emulate MHG's success with both its client centric servicing and its franchising models. Its health risk management strategies, especially in the managed healthcare arena, are generally acknowledged as being amongst the most innovative solutions in the industry. The fact that it has three distinct income streams – administration, franchising (now generating international revenue) and health risk management - each in its own right a driver of organic growth, stands it in particularly good stead when competition is stiff.

EMPOWERMENT AS BUSINESS IMPERATIVE

With its ongoing emphasis on empowerment and its unparalleled industry record in that regard, MHG is also particularly well placed to exploit to the full the new business opportunities that the proposed establishment of a single medical aid scheme for state employees, with several different administrators, will bring with it. It is anticipated that this plan will be implemented in 2004.

UNINSURED MARKET INITIATIVE

During the year ahead MHG will continue to seek out, evaluate and capitalise on both domestic and foreign acquisition opportunities. However, a lot of onshore effort will be devoted to refining and launching a revolutionary product for the employed but currently uninsured market that MHG is developing. Plans to introduce this pioneering concept, which will meet the affordability requirements and the specific healthcare needs of this market, are well advanced.




EXECUTIVE COMMITTEE

Tsoane Mphahele **Leeba Fouche** **Thuli Johnson** *(resigned 31/12/2002)*

Metropolitan Lesotho, registered as a stand-alone domestic insurer in Lesotho in January 2003, now forms part of the international cluster in addition to Metropolitan Botswana and Metropolitan Namibia.

A brief overview follows of the broad scenario, centred around leveraging the Metropolitan brand to market the group's existing range of products and services in developing countries in general, and African countries in particular, with the intention of establishing a world-class, primarily but not exclusively Africa-based business.

Based on internal and external research, several potential business models have been subjected to in-depth analytical evaluation. A "filter" has also been developed to identify and prioritise target markets.

An exhaustive analysis of the Kenyan operations of a large offshore financial services group was conducted, and this growth avenue has not been ruled out. Kenya has now been reprioritised as the leading target market in Metropolitan's international expansion programme, being ideally situated to serve as a springboard for other East African developments.

A second multi-faceted growth opportunity, this time in Zambia, was also thoroughly investigated, and a memorandum of understanding signed. A business case is currently being drawn up.

Opportunities in Central and West Africa are being explored, with good progress having been made in the former region. A scoping exercise will be undertaken shortly in South East Asia where a viability study is scheduled for completion by July 2003.

METROPOLITAN BOTSWANA

The 2002 financial year was exceptional for Metropolitan Botswana, from both an individual life and an employee benefits perspective. By actively seeking out growth opportunities, and diversifying its range of products and services, the company continued to increase its market share.

Regrettably, managing director Thuli Johnson resigned with effect from 1 January 2003. A replacement for him is still to be appointed. In the interim, national marketing manager Frikkie Augustyn has resumed the responsibilities of MD.

Total premium income was 51% higher than in 2001. Total recurring premium income increased by 50% while single premium income grew by 66%.

On the individual life (ordinary business) side, both total premium income and gross recurring premium income were up 23%. New business performance surpassed all expectations, ending 29% above target and 57% up on the previous



year's figure. In total, some 14 500 new policies were sold compared to 9 000 the previous year. The profitability of this class of business improved by 300%.

A stand-alone funeral policy, known as the Phitlho Plan, launched towards the beginning of the year, proved to be very popular indeed. An endowment policy incorporating life cover, the first risk product to be made available by Metropolitan Botswana, also attracted numerous applications. Further risk products will soon be launched.

The immediate annuity market is set to provide a substantial boost to single premium income in 2003. Metropolitan Botswana's current annuity rates are highly competitive and will become more so once a local government bond has been launched. Retirees from the government pension fund, established during 2002, constitute a ready market.

The roll out of stop order facilities to industrial class workers in government employ, scheduled for 2003, represents a growth opportunity of substantial proportions.

The position of specialist conservation officer at head office has recently been filled, an appointment that should lead to further improvements in the company's conservation rate, which rose 6% above the figure for the previous year. The target for 2003 is 80%. A finance manager was employed in September 2002 to implement centralised reporting systems, another area where progress to date has been better than anticipated.

Turning to credit life insurance, the company's new business was more than 70% ahead of target at P56 million (R87 million). Superior service secured a wealth of new contracts, especially from brokers representing leading banks in Botswana.

Metropolitan Botswana aims to capture a further 15% to 20% of the country's individual life (ordinary business plus credit life insurance) market by the end of 2004.

The employee benefits picture was equally rosy except in respect of operating profits where considerable work is still required, especially in the reinsurance arena, to attain profitability status. Existing employee benefits contracts are currently being reviewed to amend the built-in premium guarantee period to one month in line with more prudent risk management. This could result in increased terminations in 2003.

Total employee benefits premium income for 2002 was just over 70% higher than in 2001.

Although operating expenses increased by 21% in 2002, largely due to the rapid growth in premium income, the company spent 9% less than the amount budgeted for the year. Benefits paid to policyholders rose by 18%, comprising a 45% increase in surrenders and an 8% decline in death and disability claims, a substantial portion of which were HIV/AIDS related. The overall decrease was brought about by the termination of unprofitable schemes.

An increase of 30% in total assets in 2002 was matched by growth of 31% in investment assets. In terms of law, 35% of assets backing Botswana liabilities have to be invested in Botswana. A sizeable net gain was achieved in respect of these investments, although returns on the rest of the Botswana portfolio declined in line with falling offshore markets. The management of local equity and money market investments is currently outsourced to Investec Botswana.

METROPOLITAN BOTSWANA PERFORMANCE OVERVIEW

	2002 Rm	2001 Rm	% change
Gross premium income	**241**	150	61
Gross recurring premium income	**240**	149	61
Single premium income	**1**	1	-
Payments to policyholders	**57**	42	36
Core headline earnings	**7**	(3)	(333)

The above figures have been converted from pula into rand at an exchange rate of R1.66

METROPOLITAN NAMIBIA

For Metropolitan Namibia, the sale of a 17.5% stake in the company to the Pinnacle empowerment consortium was the key strategic achievement of the year. An additional 10% tranche of shares has been set aside for purchase by them on terms and conditions to be negotiated after five years. A corporate social investment trust, to be administered by Pinnacle, is being constituted using a further 2.5% stake.

By partnering with Pinnacle, Metropolitan Namibia has strengthened its position in the public sector and corporate markets in particular.



The financial highlight of 2002 was a complete turnaround in Metropolitan Namibia's profitability, which went from an operating loss in 2001, due mainly to unprofitable employee benefits business, to an operating profit of N$4.3 million in 2002. Thanks to radical remedial action, the latter division achieved profitability status for the first time.

The company's operating expense ratio (operating expenses as a percentage of average premium equivalent) was contained at the 17.8% level, compared with 17.3% in 2001, despite the take-over of certain functions previously performed in South Africa and the concomitant increase in infrastructural requirements.

Growth of 42% saw the employee benefits division achieving a substantial increase in recurring premium income for the fourth consecutive year.

On the individual life side, new recurring premium income was 7% higher than in 2001, but 6% below target, with a fall-off in voluntary group production a contributory factor. Several voluntary group schemes were re-rated during 2002, impacting negatively on the number of new entrants but making this line of business more profitable. Single premium income was 19% up, more than double the amount targeted for 2002.

Credit life recurring premium income continued to grow strongly, up 59%, thanks mainly to marketing campaigns in conjunction with leading Namibian banks.

Methealth Namibia maintained its exponential growth curve with a 26% increase in the number of members under administration. Profitability also improved. In total dividends of N$ 4.5 million have been paid to shareholders, which has seen Metropolitan Namibia recovering the cost of its 51% stake in the company within two years. Preparations for the single government medical scheme tender are well underway.

A 50% stake in Metlife Namibia Unit Trusts, the independent unit trust management company within Metropolitan Namibia, was sold to First National Bank. The joint venture was renamed FirstMet Namibia Unit Trusts Limited with effect from May 2002. Two new unit trust funds have already been registered - a money market and an income fund - and an offshore unit trust fund is in the pipeline. The renamed company should reach breakeven point by the end of its first full year in operation.

In a first for that country, Metropolitan Namibia established a share incentive scheme exclusively for its staff in March last year. Some 3% of the shares in the company were allocated to staff at a take-up rate of almost 100%. The effect on morale and motivation levels has been dramatic. The company also re-affirmed its position as a pacesetter in equal opportunity employment by appointing the first female executive director in the history of the life insurance industry in Namibia.



For 2003 the main financial focus will be on further improvements to profitability through stringent cost control, increased new business, correct and competitive product pricing, and strict adherence to proper underwriting procedures. Various joint ventures with local partners across the financial services spectrum are currently being explored. A re-rate of all products is scheduled for completion by the end of the first quarter of the year. However, new group rates, in respect of both individual life and employee benefits schemes, will only be implemented once the schemes in question come up for renewal.



METROPOLITAN NAMIBIA PERFORMANCE OVERVIEW

	2002 Rm	2001 Rm	% change
Gross premium income	**319**	300	6
Gross recurring premium income	**266**	233	14
Single premium income	**53**	67	(21)
Payments to policyholders	**186**	165	13
Core headline earnings	**6**	(9)	

METROPOLITAN LESOTHO

Metropolitan Lesotho was legally incorporated in the Kingdom of Lesotho with effect from 1 January 2003, and officially launched at a gala function attended by King Letsie 111 later that month.

Over the years, it has become more and more apparent to Metropolitan South Africa that both shareholders and policyholders will benefit from the creation of a separate company in Lesotho. Profitability will improve now that the full range of South African products is no longer offered, and local products can be priced on the basis of the country's higher mortality experience and expense ratios. From a policyholder perspective, products can be designed specifically to meet local needs, taking into account the fact that insurance business in Lesotho is in effect tax free.

The fact that all except one of the existing members of staff are Lesotho nationals counts in favour of the embryonic business, with the search for a local managing director progressing well. The majority of administration and client service functions currently performed in South Africa will ultimately be migrated to Lesotho.

At this early stage, the pointers are all positive: the staff complement is fired with new energy and enthusiasm, fuelled by national pride. Building on this momentum, Metropolitan Lesotho is getting off to a flying start.

SUSTAINABILITY REPORT

CONTENTS

Social sustainability 44
Board of directors 46
Corporate governance 49
Investor relations 53
Shareholder information 55
Strategic sustainability 57
Metropolitan brand 60
Business confidence survey 62
Empowerment 64
AIDS disclosure 67
Corporate social involvement and sponsorships 71
Code of ethics 74

SOCIAL SUSTAINABILITY

The need to report in greater detail on non-financial matters of company operation is increasing year by year. The King II Report on corporate governance (see www.iodsa.co.za) published in March 2002 gives particular impetus to communicating more broadly under the general heading of sustainability.

FOR US, THIS IS NOT AN IMPOSITION BUT INSTEAD AN OPPORTUNITY TO SHARE OUR WIDENING INVOLVEMENT WITH STAKEHOLDERS IN THE SOCIAL ARENA. These include shareholders, investors, clients, employees, communities, citizen groups and the general public.

FURTHERMORE, WE BELIEVE BUSINESS PERFORMANCE IS ENHANCED RATHER THAN COMPROMISED BY ATTENTION TO SOCIAL ISSUES. The role of business in social sustainability is far-reaching. This is especially so in a rapidly transforming country like South Africa, with so many demands on its resources to improve social conditions.

Our core business offering to clients is itself designed to increase their financial security and empower them economically together with their communities. This helps ensure that the environment in which we operate is more stable and prosperous.

In addition, **ONE OF OUR PRIME INVESTMENT VEHICLES REDIRECTS CLIENT PREMIUM INCOME BACK INTO COMMUNITY DEVELOPMENT THROUGH FUTUREBUILDER,** a socially responsible investment vehicle.

OUR CORPORATE SOCIAL INVOLVEMENT DIVISION BRINGS A SPECIAL FOCUS TO PARTNERING COMMUNITY ORGANISATIONS IN THEIR DRIVE TOWARD SELF-RELIANT SUST...NABLE DEVELOPMENT. It is an approach going way beyond handouts to growing long-term involvement in trust-based relationships. Education and training, job creation, and health and welfare are key areas. In the latter, an emphasis on HIV/AIDS predominates.



NEW AFRICA CAPITAL IS A LEADER WITHIN SOUTH AFRICAN BUSINESS IN THE FIGHT AGAINST AIDS AND IN UNDERSTANDING ITS PARTICULAR IMPACT ON THE FINANCIAL SERVICES SECTOR. Our AIDS research and education sets international standards.

Within the company, advocacy and intervention programmes are widespread, while sophisticated modelling techniques track the epidemic's effect on employees and assist with managing new product development.

STAFF DEVELOPMENT AND TRAINING CONTINUE TO EXPAND THROUGHOUT THE ORGANISATION. Learning at all levels from junior assistant to senior executive builds the skills, capacity and knowledge capital of the business so necessary for keeping pace with and innovating industry trends. Training and development also assists greatly with the ongoing expansion of equity as we continue to implement our empowerment strategies.



Essential to high-value companies today, **GOOD CORPORATE GOVERNANCE IS STRONGLY EMBEDDED IN DAILY OPERATIONS AT NEW AFRICA CAPITAL.** Assisted by experienced, representative non-executive directors, the board oversees stringent risk management and internal controls, which maintain sound business practice.

INTEGRITY, TRUST AND INNOVATION PARTNERED BY PEOPLE INSIDE AND OUTSIDE THE COMPANY. COMPASSION AND RESPECT COMBINED WITH SKILLED EXPERTISE IN DELIVERING SUPERIOR PRODUCTS AND SERVICES. *These qualities assure the strengthening and elevation of the* status of the Metropolitan brand reputation.



BOARD OF DIRECTORS



GLORIA TOMATOE SEROBE

43, B Com, MBA

Group chairman of NAC and chairman of Metropolitan Life Limited, Gloria Tomatoe Serobe is currently chief executive of Wipcapital, a wholly owned subsidiary of women's empowerment group Wiphold, of which she is a founder member. Professional experience includes various executive positions at Transnet, Exxon, Munich Reinsurance, the Premier Group and SCMB. Serobe also chairs the Export Credit Insurance Corporation and the audit committee of the department of trade & industry. Non-executive directorships include Alliance Capital Southern Africa Fund, NAC, UCT Graduate School of Business and Wiphold. □ 2001



PETER DOYLE

47, B Bus Sc, FFA, CFP

In addition to being group chief executive of NAC, Peter Doyle is also the chief executive of Metropolitan Life Limited and serves on the board of various other subsidiary companies. □ 1997



ABEL SITHOLE

40, BA, MBA, CFP

Executive director of NAC, chief executive of Metropolitan Employee Benefits and joint managing director of Metropolitan Life Limited, Abel Sithole was formerly chief executive and principal officer of the Eskom Pension and Provident Fund. Prior to that he held a senior executive position at Southern Life. □ 2001



PRESTON SPECKMANN

46, B Compt (Hons), CA (SA)

Prior to joining NAC, group finance director Preston Speckmann was with Old Mutual, where he was responsible for the accounting aspects of their demutualisation and listing. Previously he was an audit partner at Coopers & Lybrand and held directorships in the Pepkor Group and Seagram SA. He serves on the boards of Metropolitan Life Limited and all three companies within the Metropolitan Health Group. □ 1999



PETER LAMPRECHT

60, B Sc, FIA, FASSA

Peter Lamprecht was formerly chief executive of life insurance companies and chairman of an actuarial consultancy. He also serves on the board of Metropolitan Life Limited. □ 2002



SYD MULLER

54, B Com (Hons), MBA, CA (SA), AMP (Harvard)

Syd Muller was formerly the chairman of Woolworths Holdings and a director of other companies in the Wooltru group. □ 1994



JOHN NEWBURY

60

John Newbury serves on the boards of various companies, including Santam, Malbak, Dunlop Africa and VenFin. He is also active on the boards of various private companies. □ 1993



MOSS NGOASHENG

45, BA, B Soc Sc, M Phil

As a co-founder of Safika Holdings, Moss Ngoasheng assumed the executive chairmanship of the investment group in July 2000. Prior to that he was economic adviser to President/Deputy President Thabo Mbeki (1995 – 2000). From 1990 to 1994 he was economic policy consultant to the ANC during which time he helped to set up the party's economic development unit. Ngoasheng has held several academic posts involving both research and lecturing and has consulted widely on economic and business strategy to both the public and private sector. 2001





NTUTHUKOYEZWE BUTHELEZI

[illegible] Against Crime Gauteng, [illegible] of Khumbula Zulu Craft, [illegible] of Pambi Trust (Pamodzi) and chairman of ZuluCom, a company in partnership with Siemens and Gijima. ☐ 1996

IRENE CHARNLEY

[illegible] ☐ 2001

PROF WILLIE ESTERHUYSE

Business, [illegible]. He also serves on the boards of Murray & Roberts, Medi-Clinic, Optivest/Plexus Asset Management and Barlnor Vintners. ☐ 1991

DR IAN GOLDIN

[illegible] Council of Economic Advisors. He has also served in an advisory capacity on development finance and macro-economic development issues in countries such as Argentina, Australia, Brazil, China, Poland and Tanzania. ☐ 2001



MARIUS SMITH

62, B Com, FFA

Managing director of Metropolitan Life Limited from January 1991 to April 1998, Marius Smith chairs the audit and actuarial committee and also serves on the boards of Metropolitan Namibia, Sasfin Holdings, Sasfin Bank and Company Unique Finance. ☐ 1988



DR FRANKLIN SONN

63, BA (Hons), STD, FIAC

Former ambassador to the US, Franklin Sonn holds 14 honorary doctorates and has held many distinguished positions. He was rector of the Peninsula Technikon from 1978 to 1994. Since his return from the US, he is once again serving on the boards of many companies, including Absa Bank and SAPPI. He is senior vice-president of the AHI, a member of the Nelson Mandela Foundation & Children's Fund and holder of the prestigious International Salute Award in honour of Dr Martin Luther King (1996). He is currently executive chairman of Africa Group Corporation, an employee benefits and financial services company. ☐ 1999



JOHAN VAN REENEN

48, B Sc (Hons), MBA

Currently chief executive of Winecorp Holdings, Johan van Reenen has a wealth of expertise and experience in the asset management arena, both locally and internationally, gained while he was executive director: Genbel Securities from 1996 to 2001, and managing director of Gensec Asset Management from 1998 to 2000. He is a trustee of the Gensec NSA Private Equity Fund and has chaired the board of trustees of the University of the Free State Foundation since 1997. ☐ 2001



SANDILE ZUNGU

36, B Sc, MBA, PGL (Harvard)

Previously executive director: group strategy and empowerment of NAIL, Sandile Zungu currently serves on the boards of DENEL, SARHWU Investment Holdings, Clover Holdings, Trade and Investment KwaZulu Natal and UCT GSB Advisory Board. ☐ 2001



BOARD SUB-COMMITTEE MEMBERS

AUDIT AND ACTUARIAL COMMITTEE



Gloria Tomatoe Serobe | Peter Doyle | Abel Sithole | Preston Speckmann | Peter Lamprecht | Syd Muller | John Newbury | Marius Smit

REMUNERATION COMMITTEE



Gloria Tomatoe Serobe | Peter Doyle | Willie Esterhuyse | John Newbury | Moss Ngoasheng | Syd Muller

HUMAN RESOURCES AND EMPOWERMENT COMMITTEE



Peter Doyle | Abel Sithole | Ntuthukoyezwe Buthelezi | Irene Charnley | Willie Esterhuyse | Franklin Sonn | Sandile Zungu

INVESTMENT COMMITTEE



Gloria Tomatoe Serobe | Peter Doyle | Abel Sithole | Preston Speckmann | Ian Goldin | Syd Muller | Marius Smith | Johan van Reenen

CORPORATE GOVERNANCE

The recommendations made in the recent King II report on corporate governance are fully endorsed by New Africa Capital's board of directors who, with our code of ethics (see page 74), as their point of departure, help ensure the group's business is conducted with the utmost integrity and in the best interests of all stakeholders.

The board has conducted a King II readiness review, the outcome of which will be addressed by the board during the 2003 financial year. Furthermore, the board is currently implementing a self-assessment process and will be evaluating and implementing a board charter, which sets out the roles and responsibilities of individual directors, and the board as a whole.

BOARD OF DIRECTORS

The board is responsible to shareholders and other stakeholders for providing strategic direction to the group, approving the group annual financial statements, and reviewing and approving the group's annual budget and business plan. It is ultimately responsible for monitoring financial and non-financial performance, risk management and the maintenance of sound business practice, with appropriate financial reporting.

Led by a non-executive chairman, the board includes three executive and twelve non-executive directors, all appointed for their integrity and experience, and for the special skills they can contribute.

Board members have direct access to the company secretary and management for information and advice. They are also entitled to seek external professional advice at the expense of the group should circumstances warrant this. The board has delegated a number of its responsibilities to sub-committees that have been formed specifically to attend to such matters.

Directors are kept informed on how the group is viewed by the investment community and institutional shareholders. They are also invited to attend formal briefings to members of the investment community.

The board meets at least five times a year and also holds periodic breakaway strategy sessions. The heads of group business clusters are invited to attend board meetings.

Directors are subject to retirement by rotation and re-election, every three years. New directors are nominated by the board and confirmed at the following shareholders' meeting. An orientation programme familiarises new directors with the group and their duties and responsibilities in respect of the group's business.

The day-to-day running of the group is the responsibility of the group chief executive who is assisted by an executive management team. The roles of group chief executive and non-executive chairman are kept entirely separate.

BOARD SUB-COMMITTEES

Various committees assist the board, meeting independently and then reporting back through their chairpersons. Membership details of committees are provided on page 48. Each committee has a formal charter, which clearly sets out its roles and responsibilities.

Audit and actuarial committee

Assessing and safeguarding the group's assets falls under this committee, which also recommends the appointment of the group's external auditors, monitoring all reports and commentary submitted by them, overseeing the implementation of approved recommendations, and reviewing their performance on a regular basis. The committee meets with management and the external and internal auditors, who have unrestricted access to the chairman, at least four times a year to review internal audit and control functions.

Actuaries assist the board in actuarial matters and conduct the actuarial valuations of assets and liabilities of the life companies in the group. The actuaries are subject to the professional disciplines of the Actuarial Society of South Africa. The statutory actuaries, who are responsible for all regulatory reporting to the Financial Services Board, are responsible for the interests of policyholders.

A non-executive director chairs the committee, which includes four other non-executive directors. The three executive directors and other senior executives also attend meetings.

The audit and actuarial committee has reviewed the statements of internal control and has considered the assumptions used to ascertain that New Africa Capital will continue as a going concern for the year ahead, and has recommended that the board approve disclosure thereof in these annual financial statements.

Investment committee

The group's asset portfolios, each with its own unique mandate managed by Metropolitan Asset Managers, follow an investment strategy approved by this committee. The committee, which meets regularly, reviews the group's investment performance, as well as compliance with investment mandates. It comprises the board chairman, the three executive directors and four non-executive directors. Members of senior management attend meetings. The group and statutory actuaries are integral to the process to ensure appropriate asset matching for policyholder liabilities and shareholder investment.

Human resources and empowerment committee

Chaired by a non-executive director, this committee includes two executive and four non-executive directors. Three members of senior management also attend meetings. Operational detail of this committee is set out in the empowerment report (page 64). This committee (which meets at least three times a year) is responsible for managing and maintaining the group's human capital, employment equity and transformation initiatives.

Remuneration committee

Directors and senior executives of the group make significant individual contributions to the overall performance of New Africa Capital, and the remuneration committee decides on fair remuneration for their efforts and for their intellectual contribution.



GROUP RISK MANAGEMENT COMMITTEE



Peter Doyle | Preston Speckmann | Philip Morrall | Sedick Steenkamp | Justin van den Hoven | Wilhelm van Zyl | Jan Weers

Meeting four times a year, the committee also sets remuneration policy for all other staff members. It comprises a non-executive director as chaiman, one executive and four non-executive directors. Three members of senior management also attend meetings. Remuneration for both executive and non-executive directors is outlined later in this report. (page 52).

Guidelines, balanced score cards, and key performance indicators have been set to assist the directors and members of the sub-committees with the evaluation of the performance of individuals.

Group risk management committee

The board has ultimate responsibility for group risk management. Though not under the direct authority of the board, a group risk management committee has been established to assist the executive committee, and the board, to manage risk in the group businesses. It consists of two executive directors and five members of senior management.

The committee is responsible for risk management throughout the group. The committee fully supports the implementation of an enterprise risk management process that falls under the responsibility of the group's risk management division.

The group's risk management division has been tasked with the responsibility to review the overall risk management on an annual basis.

INTERNAL CONTROLS

Management maintains comprehensive accounting records and effective systems of internal control. These provide reasonable assurance of the reliability and integrity of the financial statements and also verify, safeguard and maintain accountability for the group's assets.

SHARE DEALING

The board has established a policy for restricting the trading of New Africa Capital shares by directors and employees. They are not permitted to trade in the shares of the company during the four-week period preceding the publication of interim and final results. Details of directors share dealing are disclosed to the JSE Securities Exchange South Africa through their news service, SENS.

SUBSIDIARY COMPANIES

Each of the group's material subsidiary companies has its own independent board of directors. All the life companies have their own audit and actuarial sub-committees while the major non-life subsidiaries have audit committees only.

FINANCIAL REPORTING

The financial statements of the group are prepared according to generally accepted accounting practice and are supported by reasonable judgements and estimates.

The directors are responsible for the annual financial statements of the group and the company, and are satisfied that they fairly present the financial position of the group and the company as at 31 December 2002. The external auditors are responsible for an independent review of the financial statements and their report can be found on page 79.

IIn addition the embedded value statement is subject to an independent actuarial review, and this report can be found on page 95.

SHAREHOLDER COMMUNICATION

The board places a high level of strategic importance on shareholder and stakeholder communication on all significant or relevant issues affecting the group. The communication is therefore open and transparent and is conveyed through numerous communication channels.

DIRECTORATE

The following persons acted as directors of the company during the year under review. The appointments of these directors were confirmed on 28 May 2002 at the first annual general meeting of the company's shareholders.

Non-executive chairman – Gloria Tomatoe Serobe

Group chief executive – Peter Doyle

Executive directors – Abel Sithole
Preston Speckmann

Non-executive directors – Ntuthukoyezwe Buthelezi
Irene Charnley
Prof Willie Esterhuyse
Dr Ian Goldin
Peter Lamprecht (appointed 1 May 2002)
Syd Muller
John Newbury
Moss Ngoasheng
Marius Smith
Dr Franklin Sonn
Johan van Reenen
Sandile Zungu



SECRETARY

Bongiwe Gobodo-Mbomvu is the secretary of New Africa Capital Limited. Her business and postal addresses are Parc du Cap, Mispel Road, Bellville 7530 and P O Box 2212, Bellville 7535 respectively.

DIRECTORS' INTEREST

During the financial year no contracts were entered into in which directors of the company had an interest and which significantly affected the business of the group. The directors had no interest in any third party or company responsible for managing any of the business activities of the group.

DIRECTORS' SHAREHOLDING

The direct and indirect holdings and transactions of the directors of New Africa Capital Limited at 31 December 2002 are set out below. The directors purchased these shares at the ruling market price. Only executive directors participate in the share purchase scheme.

Directors	Transaction date	Price	Number of shares	Nature of transaction	Extent of interest
Mr M L Smith	17.05.2002	R7.32	25 000	Sell	Indirect - beneficial
Mr M L Smith	17.05.2002	R7.35	25 000	Sell	Indirect - beneficial
Mr A M Sithole	04.10.2002	R5.45	11 000	Buy	Direct - beneficial
Mr P R Doyle	21.10.2002	R5.40	40 000	Buy	Direct - beneficial



Directors	Direct		Indirect		Total
	Beneficial '000	Non-beneficial '000	Beneficial '000	Non-beneficial '000	'000
Listed					
Mr P R Doyle	53			778	831
Mr S A Muller		7			7
Mr A M Sithole	11				11
Mr M L Smith			105		105
Dr F A Sonn	3	52			55
Unlisted					
(Share purchase scheme)					
Mr P R Doyle	1 645				1 645
Mr A M Sithole	1 128				1 128
Mr P E Speckmann	674				674
	3 514	59	105	778	4 456

DIRECTORS' EMOLUMENTS

The executive directors have standard employment contracts with the company or its subsidiaries. The remuneration committee determines the emoluments of the directors. There are no additional costs to the group. The remuneration is set out below.

Directors	Months in office	Fees R'000	Annual package R'000	Bonus R'000	Pension fund contribution R'000	Total R'000
Executive						
Mr P R Doyle	12		1 355	150	165	1 670
Mr A M Sithole	12		1 334	200	168	1 702
Mr P E Speckmann	12		928	115	114	1 157
Non-executive						
Mrs G T Serobe	12	238				238
Mr N Z Buthelezi	12	77				77
Mrs I Charnley	12	86				86
Prof W P Esterhuyse	12	110				110
Dr I A Goldin	12	77				77
Mr P C Lamprecht	8	61				61
Mr S A Muller	12	118				118
Mr J E Newbury	12	128				128
Mr M Ngoasheng	12	52				52
Mr M L Smith	12	245				245
Dr F A Sonn	12	77				77
Mr J C van Reenen	12	110				110
Mr S D M Zungu	12	77				77
Total		**1 456**	**3 617**	**465**	**447**	**5 985**

The chairman is also entitled to a company car at a benefit value of R100 000 (2001: R72 000).

Meetings held Member	NAC board 5 Meetings attended	Audit and actuarial 7 Meetings attended	Remuneration 4 Meetings attended	HR and empowerment 3 Meetings attended	Investment 4 Meetings attended
Mrs G T Serobe	5	5	1	–	3
Mr P R Doyle	5	7	4	3	4
Mr A M Sithole	5	7	–	3	4
Mr P E Speckmann	5	7	–	–	4
Mr N Z Buthelezi	2	–	–	3	–
Mrs I Charnley	3	–	–	3	–
Prof W P Esterhuyse	5	–	4	2	–
Dr I A Goldin	2	–	–	–	1
Mr P C Lamprecht *	3	2	–	–	–
Mr S A Muller	5	7	–	–	3
Mr J E Newbury	5	5	4	–	–
Mr M Ngoasheng	4	–	•	–	–
Mr M L Smith	5	7	–	–	4
Dr F A Sonn	3	–	–	2	–
Mr J C van Reenen	5	–	3	–	3
Mr S D M Zungu	3	–	–	3	–

* Appointed to the board on 1 May 2002 and joined the audit & actuarial committee on 1 June 2002

• Appointed to the remuneration committee on 1 October 2002



NON-FINANCIAL MATTERS

Separate reports that cover non-financial matters, including employment equity, HIV/AIDS, and a dedicated code of ethics, amongst others, can be found on pages 64 to 75.

INVESTOR RELATIONS

During the past year the group's dedicated investor relations team focused their efforts on ensuring that members of the investment community were kept informed at all times of important group developments.

PROGRESS MADE

In-depth meetings to clarify the group's strategies and improve clients' understanding of our various businesses were held with all the external audiences listed in our 2001 investor relations report. These included sell-side analysts covering the life assurance industry; buy-side analysts/fund managers at institutions; major shareholders; international sell-side and buy-side analysts. Former and potential shareholders will be targeted in 2003 through specially designed campaigns.

More than 80% of the group's employees own NAC shares and, as part of our communications programme, a number of articles were featured in our employee magazine highlighting the importance of good corporate governance, disclosure requirements, and other topics that foster improved relations with stakeholders.

DISCLOSURE

Great emphasis was put on enhancing the level and consistency of disclosure in the quarterly *Updates* that are published to keep the market informed of trading conditions and progress made. Open and transparent communication with all stakeholders is vital. The investor relations department has over a short period of time succeeded in establishing a very successful two-way communication process between management and members of the investment community that complies with international standards on disclosure. This is acknowledged by the market and bodes well for the future.

During the past year we have once again *striven to ensure* that all *regulatory* guidelines were adhered to and that relevant information was disseminated to all stakeholders simultaneously via the JSE Securities Exchange South Africa's news network, SENS.

However, we are also acutely aware that the majority of New Africa Capital's individual shareholders do not have access to technology such as SENS. Irrespective of the final outcome of the ongoing debate on the publication of financial results, we will continue to publish an abridged version of the group's financial statements in the popular print media for those stakeholders who would otherwise not have access to it.

The group also became the first to win an award for its annual financial results media advertisement for the third consecutive year. The competition, held under the auspices of the University of Pretoria's department of accountancy, evaluates statutory advertisements in terms of disclosure, legibility and general appearance.



TYRREL **MURRAY**
NICO **OOSTHUIZEN**
NATALIE **AMOS**

INVESTOR RELATIONS (continued)

BUILDING RELATIONSHIPS

In excess of 100 one-on-one meetings, both formal and informal, were held with analysts and fund managers throughout the year. The group chief executive and other heads of businesses also presented papers at a number of conferences hosted by leading brokerages.

By attending internationally recognised, investor relations specific conferences and workshops, team members are kept abreast of the latest disclosure requirements and new ways of improving the group's communications profile with its stakeholders.

TARGETING INTERNATIONAL SHAREHOLDERS

New Africa Capital is acknowledged as one of South Africa's most empowered financial services companies listed on the JSE. To ensure that foreign investors are adequately informed about our business, the investment opportunities it offers, and the role the group plays in building an equitable and prosperous society in this country, we visited a number of existing and potential shareholders in Europe, the United Kingdom and North America after announcing the 2001 year-end results. Where possible, follow-up visits were made to institutions after the announcement of the 2002 interim results.



Executive management attended a number of international conferences held by leading brokerages in South Africa and used the opportunity to promote, not only New Africa Capital, but the country as a whole as an investment opportunity with great potential for the future. One such event saw Gloria Serobe, group chairman of New Africa Capital, and Peter Doyle, group chief executive, being invited by a leading North American group of businessmen to accompany them on an emerging market fact-finding trip to Russia.

SHAREHOLDERS' REGISTER

An exciting development was the formation of an ad-hoc sub-committee of the NAC board, mandated to explore ways of broadening the group's shareholder base in line with the group's commitment to empowering previously disadvantaged groups and individuals.

The unbundling of Metropolitan Life by New Africa Investments Limited resulted in a huge increase in the number of shareholders of the newly listed entity, New Africa Capital. The company is currently considering different options for "cleaning up" its shareholder register that will be beneficial to all shareholders, and have a positive impact on shareholder-related costs.

FUTURE FOCUS

In line with our commitment to open and transparent communication, we will continue to explore new and innovative ways of keeping the investment community informed, and stimulating ongoing interest in the group's business activities.

Tyrel Murray

Tyrrel Murray

General manager: group finance



SHAREHOLDERS' PROFILE

Shareholder	Number of *shareholders*	% of issued *share capital*	Shares held *(million)*
Non-public			
Directors (excluding shares in share scheme)	5	0.1	1
Management	30	0.4	3
Staff share scheme members – unlisted	1 463	8.0	59
Staff share scheme members - listed	4 364	0.9	7
Treasury shares	1	5.6	41
Group policyholders' funds	1	4.4	32
Public			
Companies	1	4.9	36
Life assurance companies	16	19.6	144
Investment trusts	3	0.4	3
Pension funds	41	30.6	225
Unit trusts	55	11.2	82
Individuals, nominee companies and trusts	23 223	13.9	102
Total	**29 203**	**100.0**	**735**

42 million shares (6.3%) are held by foreign investors (2001: 38 million shares (5.2%)).

Size of shareholding	Number of shareholders	% of total shareholders	Shares held (million)	% of issued share capital
1 – 5 000	27 978	95.8	15	2.0
5 001 – 10 000	157	0.5	1	0.1
10 001 – 50 000	497	1.7	13	1.8
50 001 – 100 000	232	0.8	16	2.2
100 001 – 1 000 000	226	0.8	70	9.5
1 000 001 and more	113	0.4	620	84.4
Total	**29 203**	**100.0**	**735**	**100.0**

BENEFICIAL OWNERS

	Shares held (million)	% of issued share capital
Public Investment Commissioner (SA)	83	11.3
Sanlam	83	11.3
Staff – New Africa Capital group	70	9.5
Treasury shares – Metropolitan Life Ltd	41	5.6
New Africa Investments Ltd	36	4.9
Group policyholders' funds	32	4.4
Liberty Life Association	30	4.1
Investment Solutions	18	2.4
Transnet pension funds	17	2.3
Total	410	55.8

Pursuant to the provisions of section 140A of the Companies Act of 1973, beneficial shareholdings exceeding 2% in aggregate, as at 31 December 2002, are disclosed.







STOCK EXCHANGE PERFORMANCE

	2002	2001
Value of shares traded (rand million) *	**1 652**	2 472
Volume of shares traded (million) *	**246**	273
Shares traded (% of total shares in issue)	**35.4**	39.0
Traded prices (cents per share)		
Highest (11 January 2002)	**902**	1 060
Lowest (8 August 2002)	**485**	650
Last sale of year (31 December 2002)	**610**	800
Price/headline earnings ratio	**11.04**	15.28
Dividend yield % (normal dividend)	**6.23**	4.38
Total shares issued (million) #	**694**	700
Listed #	**635**	667
Unlisted	**59**	33
Market capitalisation at year-end (rand billion) #	**4.23**	5.60

NAC's ordinary shares are quoted on the JSE Securities Exchange South Africa (rand) and The Namibian Stock Exchange (Namibian dollar).

*Net of 20 million shares acquired for R150 million and cancelled, and 13 million treasury shares acquired for R110 million, in 2002.

Net of 41 million treasury shares held by subsidiary companies at year-end.

(2001: Net of 28 million treasury shares acquired for R234 million.)

SHAREHOLDERS' DIARY

Financial year-end		31 December
Reporting	Interim results	18 September 2002
	Announcement of year-end results	12 March 2003
	Annual report published	March 2002
	Annual general meeting	27 May 2003
Dividends	**Interim**	
	Declared	17 September 2002
	Last day to trade	4 October 2002
	Paid	14 October 2002
	Final	
	Declared	11 March 2003
	Last day to trade	28 March 2003
	Record date	4 April 2003
	Paid	7 April 2003



VISION: "TO BE TRUSTED TO PROTECT AND GROW WEALTH"

STRATEGIC POSITION

New Africa Capital is the largest financial services group primarily targeting the lower and middle-income markets in Southern Africa. The primary consumer brand within the group is Metropolitan.

Our competitors include four large financial services conglomerates and a couple of smaller, niche life insurance businesses. We are among the top three life insurance groups in Southern Africa in terms of numbers of clients.

STRATEGIC FOCUS

Our mission is to grow the wealth and support the health of people in our market by providing tailored medium to long-term insurance, administration and investment solutions. We will achieve this by:

- focusing on sustainable profit growth
- achieving continuous improvement in unit cost efficiencies
- being leaders in market segmentation and research
- building customer loyalty and trust through better customer relationships
- gaining depth in specific markets rather than breadth in the scope of services offered
- attracting medium to long-term savings and investments
- entering into joint ventures which offer a competitive advantage in specific markets
- developing customer solutions in line with our commitment to empowerment
- remaining a leader in black economic empowerment.

MARKET FOCUS

Our primary market focus remains the lower and middle-income markets in Southern Africa.

BRAND STRATEGY

The Metropolitan brand is one of the top three brands in terms of awareness and liking in the life insurance sector. It is particularly strong in the lower and lower middle income markets.

"Together we can" indicates that the Metropolitan brand is all about people. By sharing in people's lives, Metropolitan can be trusted to deliver financial solutions that create a secure future full of exciting opportunity.



WILLEM **COETZEE**

STRATEGIC SUSTAINABILITY (continued)



The Metropolitan brand identity remains consistent for all the businesses, while the expression of the master brand is slightly different for all the other sub-brands in their specific market sectors. The sub-brands include Metropolitan Life, Metropolitan Employee Benefits, Metropolitan Health, Metropolitan Asset Managers, Metropolitan Unit Trusts and Metropolitan Odyssey. The Odyssey brand is being strengthened to address the upper end of the middle income market, with Metropolitan seen as its endorsing brand.

BRAND AND INTERNAL VALUES

Our core internal and brand values are all about people, trust and performance.

Through caring for and developing people, having mutual respect and trust and managing for performance, we can deliver on our brand promise, both internally and externally.

MARKET SEGMENTATION

Our market segmentation is a key competitive advantage and leads directly to our organisational structure and distribution channels. For the retail cluster in particular, the lower income and emerging middle income markets are viewed as our primary growth markets in the medium to long term in South Africa. This market is estimated to be between five and six million people.

In order to maintain a thorough understanding of our chosen market segments, we have developed a unique customer segmentation model that centres on financial sophistication measures (FSMs). The FSM model is based on a detailed analysis of consumer mindsets and behavioural patterns, and mirrors the level of consumer participation in the economy, both formal and informal.

STRATEGIC AND STRUCTURAL ALIGNMENT

Our organisational structure is clearly aligned with our business strategy to ensure an effective execution of the overall business plan. Our businesses are grouped into four clusters, each focusing on a specific target market.

- The retail business focuses on the individual life customer base and the people who represent them and includes Metropolitan Life, Metropolitan Direct and Metropolitan Odyssey.
- The corporate business focuses on corporate clients and comprises Metropolitan Employee Benefits, Metropolitan Asset Managers, Metropolitan Properties and Metropolitan Unit Trusts.
- The health business includes Metropolitan Health and Qualsa and focuses on the delivery of financial and administrative solutions to the healthcare market.
- The international business includes operations in Namibia, Botswana and Lesotho. Our unique market positioning, products, administration capabilities and existing Southern African operations make growth to similar markets an exciting prospect that international is actively pursuing.



RETAIL DISTRIBUTION CHANNELS

Our retail business cluster employs all possible distribution channels to reach and service our focus market customers effectively. These channels include the traditional agency force, independent brokers, direct marketing, group affinity marketing, legal and financial advisors and joint ventures with other organisations that have large numbers of customers or members. By virtue of our independence and strong empowerment position, we are also uniquely positioned to partner with banks to offer appropriate products to their customers in particular.

HIV/AIDS

We believe that it is both a business and a social imperative to help reduce the long-term effects of the AIDS epidemic in Africa. AIDS has the potential to negatively affect every aspect of our business and of our employees' and customers' lives.

We have earned the reputation of leading the research into the business implications of the epidemic. This knowledge has also been embedded in the features and pricing structures of all our products, services and employment practices.

"TOGETHER WE CAN" INDICATES THAT THE METROPOLITAN BRAND IS ALL ABOUT PEOPLE – BY SHARING IN PEOPLE'S LIVES, METROPOLITAN CAN BE TRUSTED TO DELIVER FINANCIAL SOLUTIONS THAT CREATE A SECURE FUTURE, FULL OF EXCITING OPPORTUNITY



We continue to seek opportunities to provide innovative and holistic solutions that address the impact of AIDS on employers and employees in our focus markets. An example is our HIV/AIDS in the workplace product, which provides all-encompassing solutions that can be specifically tailored to individual and group needs.

EMPOWERMENT

Our vision for empowerment is to help build an equitable and prosperous society. We therefore actively support the transformation currently taking place in South Africa, as reflected in our own empowerment code. There is a direct correlation between the prosperity of the countries in which we do business and all their stakeholders and the sustainable growth of our own business. We therefore view empowerment as a business imperative and it remains an integral part of our business policies and practices.

GOVERNANCE

Within the group strategies, objectives and values outlined above, each business cluster has a high degree of operational autonomy. Businesses also need to comply, however, with a set of core management principles to ensure that appropriate levels of corporate governance are adhered to.

Our brand continues to be one of our greatest strengths. In the annual survey of brand awareness, trust and loyalty carried out by Markinor for the Sunday Times, Metropolitan enjoyed the third highest awareness in the long-term insurance category. Even more satisfying than this, the brand is ranked second in terms of trust, confidence and loyalty, a clear indication that the high awareness is there for all the right reasons.

Brand strength gives competitive advantage, but maintaining that advantage requires ongoing investment, not only in terms of money, but in terms of insight and imagination. Only through insight into the dynamic market in which we operate, and imagination in using that insight, can our brand be kept relevant to the needs of our customers. In recognition of this, and because we want even more positive awareness, a project was undertaken this year to define the Metropolitan brand, so that marketing efforts can be focused, effective and efficient going forward.



WILLEM **COETZEE**

YASMINA **FRANCKE**

Defining the Metropolitan brand is a process that requires understanding of our customers, our partners and our competition, but most importantly it requires us to understand ourselves. For our brand to be robust, it has to be an expression of the values of the people at Metropolitan. If our brand is a challenging expression of our aspirations, our service to our customers will be naturally enhanced.

In recognition of our status as a service-oriented business, and in recognition of the need for the brand to be an expression of our values and beliefs, the brand definition is all about people. Internally this is expressed as: **METROPOLITAN – GREAT PEOPLE, BOTH COLLEAGUES AND CUSTOMERS, SUPPORT, INSPIRE AND CHALLENGE ME TO BE MY BEST.**

The corporate values that drive this internal brand identity, and that are seen to be of primary importance in making us proudly Metropolitan, are people, trust and performance. An objective will be to inculcate these values into all of our staff, ensuring that the brand will find expression in everything we do, and in the way we do everything.

AT METROPOLITAN, WE ARE PROUD THAT WE HAVE CHOSEN TO BE IN THE FIELD OF FINANCIAL SERVICES BECAUSE THIS PUTS US IN A POSITION OF TRUST TO HELP PEOPLE REALISE THEIR DREAMS AND ASPIRATIONS.

Only once the brand is understood by everyone at Metropolitan can it be believably communicated to our external audiences. The external expression of our brand has been defined as: **BY SHARING IN PEOPLE'S LIVES, METROPOLITAN CAN BE TRUSTED TO DELIVER FINANCIAL SOLUTIONS THAT CREATE A SECURE FUTURE, FULL OF EXCITING OPPORTUNITY.**

The brand expression recognises our values, including our commitment to our country and the optimism we feel about its future, and this will be reflected in our brand-building communications. We will emphasise our can-do attitude and our ability to meet the needs of our various target audiences by celebrating the achievements of both individuals and



communities. When celebrating our achievements, we project ourselves at our best and have the greatest propensity to recognise the contributions of various team players to these achievements. We want to emphasise the part we play in achieving aspirations. The brand slogan that we have chosen to underline is this:

TOGETHER WE CAN

The brand definition and the slogan have been researched and have been met with enthusiastic endorsement.

In our communications the brand will be strengthened by referring people to our specific areas of strength, such as the part that Metropolitan plays in the struggle against HIV/AIDS, our commitment to black economic empowerment and our obligation to educate people about sound financial practice. The relevance of these issues to all of us is a clear indication of how we mean to sustain and build the relevance of our brand by sharing in people's lives.

THE BRAND EXPRESSION IN WORDS

Metropolitan is all about people.

At Metropolitan you will always be treated with care. You will not be a policy number, or an employee number, or a statistic. You will not be a figure on a balance sheet or data in a database. You will be recognized by your name, and known for what you are.

At Metropolitan, when you invest your energy and ability as part of our team, you will be inspired by challenges, supported to achieve more than you thought yourself capable of, and your performance will be celebrated through reward and recognition. All that will be asked of you is that you treat your colleagues and our customers the same way you wish to be treated yourself.

At Metropolitan, we understand that you trust us with more than your money. We know that you are investing your dreams, your aspirations, your security, and your future with us. We also know that we will be helping you to protect and create opportunities for the people you love.

At Metropolitan we believe that every person has a story, and in that story every person sees themself as hero. We will deliver financial solutions that you can trust to help the hero in your story.

At Metropolitan we are proud South Africans and we will celebrate that pride by supporting South African talent, and by combating that which threatens our prosperity as a people.

And finally, at Metropolitan, we are proud that we have chosen to be in the field of financial services, because this puts us in a position of trust to help people realise their dreams and aspirations.

In October 2002 a business confidence survey was conducted amongst managerial staff at Metropolitan. It was felt that the group's less than satisfactory annual results at the end of 2001 had resulted in a pessimistic view of future prospects. Once the interim results for the six months to 30 June 2002 had been announced at the end of September, it was decided to determine how senior staff in particular had responded to the early signs of a business turnaround.

The survey generated a 39.4% response rate, very much in line with the norm for Metropolitan staff surveys. What was particularly pleasing, however, was the wealth of additional input received in the form of personal commentary.

In line with Metropolitan's commitment to open and honest communication with all stakeholders, this high level summary of the results is being included in the 2002 annual report specifically for the interest and information of shareholders. Detailed feedback has already been made available to all staff, not just the participants in the survey, and a full set of questions and answers can be accessed via the group intranet, known as MetWeb, one of the most important internal communications media.

BUSINESSES ARE MOVING IN THE RIGHT DIRECTION AND WILL CONTINUE TO MAKE STEADY PROGRESS TOWARDS IMPROVED HEADLINE EARNINGS/OPERATING PROFITS AND PROFIT MARGINS


NAC group
Business cluster
5
4
3
2
1
0
Total
Retail
Corporate
NAC
Health
International
Other

1 = strongly agree
2 = agree
3 = neutral
4 = disagree
5 = strongly disagree

In general respondents were confident about the future of the group, the four business clusters and the various group support services. There were few strong positives or negatives, except in the case of MARS where the sentiment was overwhelmingly negative. As shareholders, you will be aware of the remedial action that has subsequently been taken in this regard. Interestingly, the Metropolitan Health Group (MHG) was very upbeat about the future of both Metropolitan and MHG.

Business solutions implemented in the recent past were seen to be starting to deliver the desired results, eg Predict, Project Goldrush, partner relationship management (PRM), client relationship management (CRM) and market segmentation on the basis of financial sophistication measures (FSMs).

The group's marketing, advertising and promotional positioning was regarded as being more sharply focused, and more aggressive. There was, however, a measure of scepticism concerning international expansion plans.

The fact that staff commitment was consistently high was most encouraging. Respondents were mostly of the opinion that sufficient rightsizing/ downsizing had already been done. Morale and motivation levels were a lot higher than anticipated.



There was consensus that performance was being managed well throughout the group. On the whole, respondents believed that they were kept well informed about the strategic objectives of the group and their respective clusters, and knew how they as individuals contributed to the attainment thereof. However, there was a lack of clarity about the group's competitive differentiators, especially as regards product and service offerings.

Although doubts were expressed about the consistent implementation of the "pay for performance" philosophy, respondents declared themselves willing **to be pro-active in achieving strategic objectives, and to be held accountable for their actions/failures to act.**

That the group, the business clusters and the group support services all have problems still to be solved was readily admitted. This lack of complacency has meant that **staff are keen to help in devising and implementing solutions, a process that is ongoing.**

Communication was widely perceived as not being transparent enough. A strong desire for more facts and figures on business progress was highlighted. **A number of initiatives have been launched to improve the quality, quantity and timeliness of information provided,** both internally and externally.

A tendency to talk too much and do too little was identified, and **a concerted effort is being made to suit deeds to words** in all instances and under all circumstances.

Perceptions about the product development and approval processes as well as the management information and cost accounting systems were neutral to negative. **Corrective steps have been, and continue to be taken.** Thanks to feedback received via the survey, the group is also on the alert against tackling too many projects at once.

The management style of the top team was seen as participative, but autocratic where necessary. Certain respondents did, however, indicate that there had been instances where remedial action was not taken immediately a problem was detected.

Overall, respondents were in agreement that the group was moving in the right direction but that there was still a great deal to be done to ensure business success into the future.

THE METROPOLITAN HEALTH GROUP (MHG) WILL CONTINUE TO IMPROVE ITS PROFITABILITY, AND TO TURN AILING MEDICAL AID SCHEMES AROUND


NAC group
Business cluster
5
4
3
2
1
0
Total
Retail
Corporate
NAC
Health
International
Other

I AM COMMITTED TO HELPING US ACHIEVE OUR STRATEGIC BUSINESS OBJECTIVES


NAC group
Business cluster
5
4
3
2
1
0
Total
Retail
Corporate
NAC
Health
International
Other

1 = strongly agree
2 = agree
3 = neutral
4 = disagree
5 = strongly disagree

INTRODUCTION

New Africa Capital (NAC) has adopted a holistic approach to empowerment, with a view to benefiting all its stakeholders. As a responsible corporate citizen we support change and transformation within South Africa in the belief that the benefits outweigh the risks.

As we see it, there is a direct correlation between the prosperity of our group and the prosperity of our stakeholders: the more we enable them to prosper, the more we will prosper. For us empowerment is a business imperative – it is an integral part of our business policies, practices and procedures.

Throughout 2002 NAC continued its quest to deliver on its promise of implementing corrective processes. These are aimed at rectifying the inequalities and inequities of the past, and ensuring that historically disadvantaged people have an equal opportunity and the ability to maximise their participation in, and ownership of, the business and the benefits they derive from it. These processes focus on the de-racialisation, transformation and normalisation of the business.



NKOSINATHI
CHONCO

The pronouncements by President Mbeki at the opening of parliament in February 2003 have confirmed our conviction about factors that should determine the status of empowerment, ie employment equity, corporate social involvement, procurement, skills development and control. These factors are also in line with those that were highlighted at the empowerment indaba that was hosted by New Africa Capital. The approach of the president supports our view that if we excel in the above areas and create an internal culture supportive of empowerment, we, as a financial services group, will achieve the kind of transformation to which SA would relate.

EMPOWERMENT

In support of its empowerment objectives the group has entrenched a culture that promotes the development of all its people for optimal delivery of results, decentralisation of decision-making, recognition and reward for performance.

NAC will also continue to extend ownership and control to people historically marginalised from the mainstream of business.

EMPOWERMENT BOOSTS PERFORMANCE

Genuine empowerment constitutes a significant competitive advantage in the turbulent financial services sector. By capitalising on the fact that our shareholders, customers and staff at all levels are closely aligned with the communities in which we do business, we believe we will be able to grow our market share faster than competitors.

GENUINE EMPOWERMENT

Genuine empowerment involves optimising the participation of stakeholders across the spectrum – shareholders, customers, staff and the community, including suppliers – in the business, as well as maximising the benefits that they derive from it. It extends far beyond the issue of ownership although that always has been and will continue to be an essential ingredient in the empowerment mix.

NAC'S EMPOWERMENT CREDENTIALS

Composition of the board

- Two out of three executive directors from the designated group (DG)
- Half the non-executive directors from the DG
- Two women, including the non-executive chairman, on the board

Staff composition

- Three out of four cluster heads from the DG
- Almost 90% of full staff complement from the DG



- Over 50% of managerial staff from the DG
- More than 80% of supervisory staff from the DG

(The "designated group" (DG) comprises black people, coloured people, Indians, women and the disabled)

Staff share schemes

- More than 3 300 employees participate in staff share schemes, some 88% from the DG
- Over 90% of eligible staff own shares
- Economic interest of DG in staff share schemes just above 50% level

Shareholder profile

- Widely spread shareholder base in excess of 20 000
- Empowerment shareholdings estimated at around 30%
- Ongoing efforts to increase ownership and participation by empowerment investors, both institutions and individuals



Additional empowerment initiatives include

- Formal empowerment code with aims and objectives
- Board sub-committee responsible for overseeing implementation of empowerment strategies
- Full-time empowerment officer facilitating the implementation of empowerment strategies
- Full and comprehensive reporting on empowerment initiatives
- Employment equity consultative forum that monitors the implementation of employment equity strategies and the attainment of employment equity targets
- Training and leadership development
- 30% of all procurement to be from black suppliers during 2003
- 12% of group's property portfolio invested in predominantly black communities
- Ongoing support for empowerment investors

EMPOWERMENT BAROMETER

The empowerment barometer, developed by New Africa Capital as a tool to measure a company's performance against empowerment objectives, was further refined during the past year. It has been piloted with various companies with the aim of improving its efficiency and effectiveness. New Africa Capital and all the Metropolitan businesses have committed themselves for bi-annual assessment in terms of the guidelines set by the barometer. Our efforts to secure an independent rating agency are on track, with an announcement expected during the first half of 2003.

SKILLS DEVELOPMENT

New Africa Capital's ongoing commitment to skills development is evident in the increase of the number of workplace skills plans (WSPs) submitted for 2002-2003. NAC received exceptional ratings from the Insurance Sector Education and Training Authority (InSETA) for the realisation of the groups' workplace skills plans for 2001-2002.

The introduction of the learning resource centre has proven to be instrumental in building the culture of continuous learning. Although the centre is predominantly used by junior staff, it has the capacity to address learning needs ranging from basic to more advanced skills like the Harvard business executive programmes.

INVESTORS IN PEOPLE

Further evidence of NAC's commitment to the development of its people is the introduction of the globally recognised standard in people development, Investors in People (IIP).

What is IIP?

- It is a standard that measures how good organisations manage and develop their people.
- It is an organisation/business development tool.
- It is based on good practice amongst leading employers.

NAC started the IIP process in 2002 with the assessment of a cross-section of staff. These individuals where assessed against 12 indicators so as to determine overall organisational commitment to people development. These indicators included criteria such as:

- whether NAC has clear, focused plans to develop its staff members
- whether there is commitment to affirmative action in the development of staff
- whether the organisation's managers are effective in supporting staff development
- whether the organisation has a culture of continuous development and growth.

Results of the assessment highlighted the need for further management effectiveness interventions so as to place NAC in a favourable position for the final assessment due in July 2003.

CHAIRMAN'S LEADERSHIP CHALLENGE

The chairman's leadership challenge has proved that it adds value to the business and 2002 was no exception. The programme aims to give employees an opportunity to pursue and possibly implement their ideas with regards to improvements to existing business processes.

The programme provides an environment of opportunities which challenges individuals to empower themselves and establish career mobility. Since its inception two years ago, 51 candidates have completed the programme, with positive contributions to the overall success of the group.

EMPLOYMENT EQUITY PROFILE AS AT DECEMBER 2002

Job level	White		Black		DG	
	No	%	No	%	No	%
Executive director	1	33.3	2	66.7	2	66.7
General management	27	75.0	9	25.0	11	30.6
Senior management (5-6)	124	75.2	41	24.8	66	40.0
Middle management (7-8 + R/M)	308	59.8	207	40.2	344	66.8
Supervisory	504	45.6	601	54.4	926	83.8
Skilled	742	19.4	3 077	80.6	3 639	95.3
Semi/unskilled	12	4.5	257	95.5	267	99.3
Total	**1 718**	**29.1**	**4 194**	**70.9**	**5 255**	**88.9**

PEOPLE PROFILE AS AT DECEMBER 2002

	Full time	Part time	Total
Black females	2 048	4	2 052
Black males	2 141	1	2 142
White females	1 050	11	1 061
White males	657	0	657
	5 896	**16**	**5 912**

APPOINTMENTS/RESIGNATIONS

Number of employees as at 31 December 2001	6 054
Appointments	1 677
Resignations	1 819
Number of employees as at 31 December 2002	**5 912**

- 70% of New Africa Capital's total staff complement, including marketing consultants, are black.
- Of the total black staff, 49% are female and 51% male.
- The average turnover for administrative staff (excluding MHG) was 13.4% over the past year.
- The turnover for blacks in administrative positions over the same period was 12.9%.



GLOBAL OVERVIEW OF THE HIV/AIDS PANDEMIC

It is clear the global HIV/AIDS pandemic is growing steadily. The number of people living with HIV/AIDS worldwide currently totals just over 50 million[1]. UNAIDS estimates that in 2002 more than 3 million people died of AIDS[2] across the globe. It is Metropolitan's view that this is a conservative estimate. Under-reporting of HIV infection and deaths remains a universal challenge. Until accurate data is available, we are unable to gauge with certainty the death toll as a result of HIV infection and AIDS. We believe that the eradication of fear and stigma is the key to more accurate estimates.

In South Africa, however, researchers are investigating innovative new methods of establishing HIV and AIDS prevalence. One such method is the household HIV study recently performed by the Human Sciences Research Council[3].

The growing epidemics in Russia and the Ukraine, India, China, Nigeria and Ethiopia, and the complex socio-economic dynamics in these countries, are cause for grave concern to clinicians, epidemiologists, NGOs, governments and academics. The consequential impact on business is yet to be felt or calculated, but these countries would do well to implement public health and workplace policies and programmes now, rather than later, to mitigate the effect.

While a cure for HIV remains elusive, vaccine development has entered its trial phase. However, generalised global access to this intervention is improbable for a number of years.

Education and training, prevention, care and support for the infected, economic planning, disease management, treatment access and budget reprioritisation are tangible and achievable interventions at both corporate and government level that could significantly alter the future trajectory of the HIV and AIDS epidemics worldwide.

HIV/AIDS IN SOUTH AFRICA

The tide appears to be turning for the HIV/AIDS epidemic in South Africa. Increasingly, evidence is showing that South Africans are changing their behaviour in order to protect themselves against HIV infection. Syphilis rates are lower, indicating that condom use is increasing and that people are seeking treatment for sexually transmitted diseases (STDs). Yet South Africa still has, and for many years will continue to have, a high prevalence of HIV.

The 2001/2002 survey of women attending public antenatal clinics indicated only a slight increase in the HIV infection rate from 24.5% (2001) to 24.8% (2002), although this needs to be verified.

The decrease in infections in many provinces[4] is a clear indication that public health interventions such as condom distribution and syndromic STD treatment have, to some extent, been successful. Business could precipitate further gains in this regard by advocating for prevention and the management of HIV and AIDS in the workplace.



GILLIAN NÚR **SAMUELS**

STEPHEN **KRAMER**

[1] HIV counter at www.redribbon.co.za as at 16 January 2003

[2] www.unaids.org/worldaidsday/2002/press/graphics.html downloaded 16 January 2003

[3] Report released 5 December 2002; can be downloaded at www.hsrc.ac.za

[4] 2001/2002 annual HIV survey of women attending antenatal clinics

AIDS DISCLOSURE (continued)

THE IMPACT OF HIV ON METROPOLITAN'S MARKETS AND PRODUCT DESIGN

Metropolitan has for more than a decade recognised the impact that HIV/AIDS is likely to have on the workforce, markets, and the economy in Southern Africa. Through the AIDS Research Unit, Metropolitan analyses the impact of HIV/AIDS on its markets on an ongoing basis and seeks related opportunities for business. The risk of HIV/AIDS continues to be taken into consideration in product design and pricing.

Moreover, Metropolitan is committed to utilising its internal intelligence on HIV/AIDS to find solutions to HIV and AIDS across the group and within the context of its external business partnerships. These solutions, informed and supported by accurate, reliable and trustworthy research, data, modelling and service provision, aim to appropriately deal with, and manage the impact of the epidemic in Southern Africa, in the workplace, in business, in civil society and in the public sector.

Metropolitan's solutions-driven approach to dealing with HIV and AIDS resonates in the design of innovative and empowering products and services. In 2002, Metropolitan was proud to launch the Metropolitan Employee Benefits HIV/AIDS Workplace Solution[5], a holistic offering that seeks to manage HIV and AIDS in the workplace. Components of this offering include an HIV impact assessment, an audit of HIV programmes, disease management involving anti-retroviral therapy, and insurance as a funding option.

One of the greatest costs associated with allowing employees to progress to AIDS-related illnesses, and ultimately death, is the cost of death benefits. The product provides a fixed benefit on diagnosis of HIV, and facilitates the provision of treatment through a disease management programme, thereby averting or delaying the onset of AIDS. By linking the product with group life insurance cover, the cost thereof can be offset by reduced group life premiums.

The funding option in this product is a unique feature of the HIV/AIDS Workplace Solution, which is an industry first.

METROPOLITAN AS AN EMPLOYER

The impact of HIV and AIDS on its workforce remains a strategic issue for Metropolitan. Since 1995, the group has advocated for various workplace interventions in conjunction with government and community initiatives.

With a comprehensive HIV/AIDS workplace policy in place, Metropolitan has implemented prevention and care mechanisms such as ongoing education and communication, condom distribution, and an HIV/AIDS wellness programme administered through Qualsa[6]. In 2003, Metropolitan plans to launch the following:

- a company-wide voluntary counselling and testing (VCT) programme, coupled with a peer education drive
- extensive training of all staff through peer educators
- an augmented disease management programme which offers appropriate treatment to infected employees, and which includes anti-retroviral therapy for those employees who need it.



[5] This product was designed by Metropolitan Employee Benefits and harnesses service delivery from four business units across the Metropolitan group: Employee Benefits, MHG, Group Technology & Strategy and Corporate.
[6] Qualsa is a health risk management company within MHG.





Left: Metropolitan Hands Across the Divide AIDS conference, Gaborone, Botswana, 12 to 14 November 2002. From left to right: Dr Banu Khan, chairperson, National AIDS Co-ordinating Agency (NACA) in Botswana, Joy Phumaphi, minister of health in Botswana, Gaby Magomola, chairperson, South African Business Coalition on HIV/AIDS (SABCOHA), Festus Mogae, president of Botswana and Peter Doyle, group CEO, New Africa Capital.

Right: Delegates from South Africa, Botswana, Zimbabwe, Tanzania, Zambia,Uganda, Lestho, Mozambique, Senegal, Namibia and Swaziland attended the three-day Hands Across the Divide AIDS conference.

ANALYSIS OF METROPOLITAN'S ESTIMATED HIV PREVALENCE AND COSTS

It is our expectation that under a worst-case scenario approximately 14% of Metropolitan employees are HIV positive. However, this projection is based on general population figures.

In reality we expect that the Metropolitan workforce has significantly lower risk for the following reasons:

- the working population in South Africa has been shown to have lower risk than the unemployed population
- our employees have access to medical treatment (including treatment for sexually transmitted diseases such as syphilis) and access to information
- our HIV/AIDS programmes are aimed at reducing risk, changing behaviour and managing disease.

An improved estimate of true prevalence is likely to come to light during 2003 as we implement the VCT programme. With the information available at present, we believe that prevalence is likely to be between 6 and 12%. This implies that between 30 and 50 people at Metropolitan will be entering the AIDS-sick stage of HIV infection during 2003. A slightly higher number will require immediate access to anti-retroviral therapy to stave off progression to AIDS sickness. This is less than 1% of the staff at Metropolitan.

The objective of the VCT programme is to convince people who are HIV negative to stay negative, and to encourage the infected to enrol in the treatment programme and manage their health, thus slowing disease progression.

Projections show clearly that without treatment the expected cost of death benefits would be twice what it would be in a successful treatment scenario. This saving outweighs, by a substantial margin, the cost of treatment.

In the worst-case scenario, if 100% of those who needed treatment were to enrol in the programme, the costs would be R750 000 in 2003, escalating to approximately R1.35 million in 2004 and reaching about R2.2 million by 2008. These costs are in reality likely to be much lower.

Under the HIV/AIDS Workplace Solution (which Metropolitan is implementing) these costs are not borne directly by the company but are instead carried as part of a broader insurance mechanism which trades off death benefit cost reductions against treatment costs.

SPONSORSHIP AND ADVOCACY

Metropolitan has a long history of offering financial support to worthy community projects. Our corporate social involvement (CSI) philosophy has for many years extended to HIV and AIDS. The AIDS projects listed below include those that seek to empower people at grassroots level, and those that advocate for managing, and responding to, HIV and AIDS in various contexts.

Positive Health

Through this initiative hundreds of thousands of booklets, which offer basic health management for HIV infected individuals, have been distributed in more than ten countries worldwide. In January 2002, Positive Health was published in all eleven South African languages as well as Spanish and Portuguese.

AIDS DISCLOSURE (continued)

RedRibbon

In July 2002, the website, RedRibbon, was developed into a fully-fledged portal. This undertaking was underpinned by a portal partnership agreement between Metropolitan and the South African Business Coalition on HIV and AIDS (SABCOHA). In terms of this agreement, SABCOHA co-funded the new portal with Metropolitan and continue to supply content for the website that relates to managing AIDS in the workplace.

An exciting challenge for 2003 is migrating the entire RedRibbon internet portal onto the intranets of companies and organisations. A total of seven companies currently boast RedRibbon on their intranets.

AIDS Analysis Africa

This publication serves to assist its readers to understand and respond to the AIDS epidemic – in business, society and the economy of sub-Saharan Africa. Under the editorship of Dr Malcolm Steinberg, it is widely cited and has credibility at the level of government, civil society, business decision-makers and policymakers.



AIDS advocacy videos

In 2002 Metropolitan produced the Silent Enemy (a training tool that many companies use in the workplace) in all eleven languages in South Africa.

Metropolitan's HIV/AIDS Conference in Botswana

Between 12 and 14 November 2002, Metropolitan hosted a Southern African AIDS conference in Gaborone, Botswana. Speakers from six countries in Africa, presented solutions to – and not only the challenges involved in – managing HIV/AIDS in terms of prevention, treatment and care.

Topical presentations

The Metropolitan AIDS Research Unit continues to advocate for managing HIV/AIDS and does so via the many presentations that its team members are invited to deliver on a broad number of socio-economic and developmental issues. Advocacy remains an important function of the unit and thus sets Metropolitan apart as a frontrunner in the fight against HIV and AIDS, and a responsible and accountable corporate citizen.

CONCLUSION

As an employer, Metropolitan is committed to doing everything possible to prevent new infections amongst the workforce and to facilitate wellness management of infected employees. Ongoing education, continual flow of relevant and useable information, and an environment that is tolerant, caring and supportive of people who are infected, are vital elements in managing HIV and AIDS in our workplace.

As a business and corporate citizen, Metropolitan recognises that there are many challenges in our markets that continue to drive the HIV and AIDS epidemics. Poverty, illiteracy and the empowerment of women are issues that will continually need to be placed – and addressed – on our corporate, business and public agendas if new infections are to be prevented and the management of HIV/AIDS achieved.

Our mission – to empower people through enabling financial products and services – and our strong corporate social investment philosophy serve to address some of these challenges in our workplace, in our business and in broader society in South Africa.

CORPORATE SOCIAL INVOLVEMENT AND SPONSORSHIPS

Metropolitan's core business philosophy 'we are all about people' applies to everything we do: it informs the manner in which we interact with our policyholders and clients, and it also informs our decisions as to how we involve ourselves in our communities.

The philosophy that underpins Metropolitan's corporate social involvement (CSI) programme is that of empowering communities and individuals through our direct involvement in projects with credible partners. The goal is always to achieve the sustainable development of communities and/or individuals. In support of Metropolitan's core values, ie people, trust and performance, our CSI programme continues to focus on 'people development'.

In the financial year under review Metropolitan allocated just over R1 million to CSI projects nationally and a further R350 000 was spent on administering the CSI programme.

Metropolitan's continued focus on education is in recognition of the fact that the long-term success of our economy will depend, inter alia, on feeding the job market with candidates who are better educated and better equipped to address the many challenges of an evolving society. Whole school development is therefore key to our understanding of what constitutes best practice in driving a sustainable education programme. The targeted outcomes in this area include 'educated people', through improved quality of education and better school management, as well as a focus on HIV/AIDS prevention in schools.

The 10th anniversary celebration of Metropolitan Raucall (RAU College for the Advancement of Learning and Leadership) demonstrated continued success in an endeavour that was initiated a decade ago. The partnership with RAU and the Gauteng department of education confirms our belief that partnerships are key to meaningful social and economic development.

Some of Metropolitan Raucall's successes are:

- The college has produced seven groups of matriculants (465), with a 100% pass rate, and most subjects having been written on the higher grade.
- It boasts a significant number of matric exemptions (average 84% over seven years) and distinctions achieved, particularly in mathematics, science, economics and accounting.
- In 2002, Metropolitan made its final contribution towards the Metropolitan Raucall Trust, with the trust now able to generate enough income to sustain the college on an ongoing basis.

This year saw the strengthening of our partnership with the Gauteng department of education when we piloted the "Actuaries on the Move" project in Gauteng in partnership with the Actuarial Society of South Africa. This aims to encourage the emergence of black South African actuaries in a country where they are in very short supply. A group of thirty-nine learners from grade 11 are receiving extra tuition with a view to them furthering their studies in actuarial science after completing their matric.



The partnership that brought Metropolitan Raucall to where it is today : group chief executive Peter Doyle, the rector of RAU and the director-general of the Gauteng department of education at the 10th anniversary

DANIEL JOHNSON

ZINZI MGOLODELA







Calling on his troops: "General" Carel Freysen (headmaster) records another 100% Metropolitan Raucall pass rate this year

Full of life, confidence and fun, the Humana People to People kids learn with enthusiasm

The project has changed the lives of these learners significantly as well as the 12 schools from which they come. For example, the schools were provided with mobile libraries to encourage a reading culture within the school community. Work is in progress to ensure that the project can soon be rolled out to another group in Gauteng and further afield to KwaZulu-Natal.

Metropolitan's focus on people development has made us realise the need to contribute towards early childhood development (ECD), an area that is so often overlooked in the education system. We are partnering an NGO, Training and Resources in Early Education (TREE), in a project supporting ECD in the KwaZulu-Natal area of Centacow. Training 19 ECD practitioners there has not only empowered participants, but also generated greater community mobilisation towards holistic development.

The youth of Oudtshoorn have again benefited from a leadership programme made possible through Metropolitan's partnership with the Club Coffee Bar Community Centre. Three hundred learners from both primary and high schools completed this year's programme. Its slogan "Preparing real people for the real world" echoes the significant change this programme brings to the lives of young people in Oudtshoorn and the wider community.

Together with Helping Hands, Metropolitan is also assisting Top Village, a poor and HIV/AIDS ravaged community near Mafikeng in the North West Province. This is a multi-faceted project responding to the social improvement needs of this community. Metropolitan funds various programmes, including an AIDS home-based care programme, a feeding scheme and a youth study centre, as well as a 'Count-me-in' campaign. This assists hundreds of illiterate people to obtain basic official documents such as ID books and birth certificates, which are essential for fuller economic and civic participation in society.

SPONSORSHIPS

Sponsorship bridges the gap between corporate social involvement and brand building by supporting community endeavours while also enhancing the Metropolitan brand. The challenge of sponsorship is to improve the effectiveness of spending in relation to social impact, and in particular the effect of brand building and visibility on the bottom line. Independent reports by BMI SponsorWatch Info (Pty) Ltd indicating that we are allocating spending optimally are a welcome affirmation that we are on the right track.

During the year Metropolitan distributed approximately R7.5 million in sponsorship funding, of which R600 000 was for operational expenses (representing about 8% of the total sponsorship budget).

Two of our major sponsorships – the Metropolitan Premier Cup and Joyous Celebration – are designed to develop and empower South Africa's youth. Both are opportunities for young people to showcase their talent, participate in further development and, for the really gifted, begin careers that change their lives and those of their families forever.

Now in its 15th year, the Metropolitan Premier Cup continues to grow. Some of the players who have passed through the ranks of the competition on their way to football fame include Benni McCarthy, Quinton Fortune, Brandon Augustine, Munneb Joseph, Thando Mngomeni, David Kannemeyer, Shaheen Bobs, Nasief Morris and Alton Meiring. The positive impact that football has had on their lives and on their families, setting them up as role models for thousands of youngsters, is ample proof of the empowerment value of the game.

Metropolitan's sponsorship of Superstrikas, a feature supplement circulated via the Sunday Times, and the Metropolitan Colts 'player of the month' competition, appearing in Soccer Laduma, have ably supported






METROPOLITAN
MAKE YOUR WORLD A BETTER PLACE
Reading
takes you places

Above left: Daniel Johnson, group sponsorship and CSI manager, Vernon Seymour, president, SAFA Western Province, the captain of 2002 Premier Cup winners, Hellenic, and Danny Jordaan, CEO of SAFA and head of SA's 2010 World Cup Soccer bid.

Above right: "Reading takes you Places", as teacher and pupils marvel at the bookwagons donated to 13 Gauteng schools

Right: MHG provided four new sets of state-of-the-art sails, striking in blue and bearing the MHG logo, to a group of young sailors from the Wynberg Rotary Club's development programme

Bottom right: Eugene Jooste (middle), head of operations at Metropolitan Asset Managers, at the opening of a Meulenhof computer room sponsored by MetAM.


477
ETROPOLITAN
HEALTH GROUP

our niche positioning as title sponsor of the Metropolitan Premier Cup, which was attended this year by about twenty thousand spectators.

Joyous Celebration, founded six years ago by Lindelani Mkhize, Mthunzi Namba and Jabu Hlongwane, has grown from strength to strength. Today it remains true to its original objectives of reviving and celebrating spiritual and inspirational music, and elevating the status of this musical genre, which has served so well to inspire and strengthen our nation throughout its history.

How we succeed in finding, developing and showcasing upcoming, talented musicians, thereby providing them with a solid career platform, remains a crucial indicator of our sponsorship success. Musicians like Margaret Motsage, Vicky Vilakazi, Concord Nkabinde, Nokukhanya Dlamini and Ernie Smith, all of whom have turned into accomplished artists with a wide popular following, are excellent examples of this success.

A new Policy Desk within the Black Management Forum (BMF) was formed in late 2001, and by sponsoring it, we have assisted the BMF in its important work while at the same time strengthening our position as an empowerment company. Through this sponsorship we are participating actively in the debates and formation of policy around empowerment, and we aim to continue our commitment to the BMF in this way.



CODE OF ETHICS

As a financial services group, New Africa Capital (NAC) should conduct its business in accordance with the highest ethical standards, based on a set of general principles, or code of ethics, to be observed by all employees as well as the board of directors.

The code relates to the way NAC and the Metropolitan businesses operate in order to protect their intangible as well as tangible assets.

The code of ethics serves only as a guide for making decisions and judgements. There is no substitute for good judgement and personal integrity. The code cannot replace a keen sense of right and wrong.

COMMITMENT TO POLICYHOLDERS

- To offer a high quality product with efficient service at the point of contact, at a reasonable cost. This includes sound financial advice in the best interests of the prospective policyholder.
- *To adhere to the letter and the spirit of contracts with policyholders,* and to operate in such a manner as to safeguard the ability to fulfil obligations and satisfy policyholders' reasonable benefit expectations.



WIEBKE **LUSTED**

COMMITMENT TO AGENTS AND BROKERS

- To adhere to the letter and the spirit of contracts with agents and brokers.
- Contracted agents and brokers are expected to conduct themselves in accordance with established business ethics.

COMMITMENT TO EMPLOYEES

- To provide an equitable work environment with opportunities for growth, recognition and market-related compensation.

COMMITMENT TO SHAREHOLDERS

- To provide accurate and reliable information to shareholders and the public.

COMMITMENT TO AUTHORITIES

ie Inland Revenue and Financial Services Board

- *To provide accurate and straightforward information and facts in* respect of returns and responses to these authorities.

FAIR COMPETITION AND PRACTICES

The group and its employees are obliged to refrain from:

- unfair competition
- knowingly misrepresenting products or services
- unlawful or unethical conduct even if it would improve the company's financial position
- granting unlawful rebates, discriminating or defaming the character of another person or organisation
- refusing to honour a claim without a reasonable investigation, or delaying or refusing to pay a claim without an appropriate explanation.

CONFLICT OF INTEREST

- Any invitation to an employee to serve on the board of directors of another business entity must be approved by the group's board. This approval is required to provide assurance that the proposed directorship will not interfere with the performance of the employee's duties or conflict with the group's position on ethics and investments.
- Any employee or member of the board of directors who serves as a director or officer of another corporation or organisation, to which the group is considering making a loan or in which the group considers making an investment, may not participate in the loan or investment decision. Any transaction with such corporation or organisation must be conducted at arm's length in order to ensure fairness to the group.
- No employee or director may use his/her position for personal or family gain.



RECORDS AND ACCOUNTS

The group will make and keep books, records and accounts that accurately and fairly reflect the transactions of all the different Metropolitan businesses.

CORPORATE PAYMENTS

- The group will not directly or indirectly make any unlawful or unethical payment of money, goods or services to any government official, whether appointed or elected, or to any candidate for public office, nor will it directly or indirectly establish or maintain any fund, inside or outside South Africa, for the purpose of making any unlawful or unethical payment.
- The group may make contributions to assist in the political process only after approval by the group chief executive in consultation with the chairman and deputy chairman of the board.
- Any payment made by or on behalf of the group will be made with the intention that it be used solely for the purpose described in the documents supporting the payment.
- The payment or receipt, in whatever form, of bribes, kickbacks, secret commissions and similar unlawful or unethical payments is strictly prohibited.

EMPLOYEE USE OF GROUP RESOURCES

All resources – both tangible and intangible – will be used by employees only upon proper authorisation, and only in the group's best interest.

LEGISLATION

The group will comment on legislative proposals and regulatory matters that might affect its interests and will use active lobbying to achieve its ends.

CORPORATE CITIZENSHIP

Keeping in mind areas of national interest, such as health, education, energy conservation and environmental conditions, the group will operate its business in accordance with the highest possible standards in keeping with its status as a responsible corporate citizen.

CONFIDENTIALITY

All information on policyholders, insurers, agents and employees will be treated with the strictest confidentiality, no matter what form that information takes, whether on paper or in a paperless environment.

FRAUD

The group will diligently investigate actual or attempted fraud and will take appropriate action when necessary.

CONCLUSION

No set of rules can create or be a substitute for good judgement, personal integrity, honesty or a keen sense of right and wrong. Rules and values can, however, sometimes serve as a credible guideline. They remind all employees of the appropriate manner in which to conduct the group's business. Accompanied by the possibility of disciplinary action, such rules often serve as a deterrent as well.

As a financial services group, NAC and the Metropolitan businesses are entrusted with a great deal of information that is private and personal. Protection of this information is of critical concern and enjoys high priority.

FAIRNESS



FINANCIAL STATEMENTS

CONTENTS

Directors' responsibility and approval 78

Certificate by the company secretary 79

Professional reports:
Report of the independent auditors
Certificate by the statutory actuaries 79

Directors' report 80

Statement of actuarial values
of assets and liabilities 84

Report on group embedded value 89

Balance sheet 96

Income statement 97

Long-term insurance – revenue account 97

Statement of changes in equity 98

Cash flow statement 99

Segmental report 100

Group accounting policies 101

Notes to the financial statements 105

Annexure 1 – subsidiary companies 124

New Africa Capital Limited
annual financial statements 126

Administration 132

Notice of annual general meeting 133

Proxy

DIRECTORS' RESPONSIBILITY AND APPROVAL

RESPONSIBILITY FOR ANNUAL FINANCIAL STATEMENTS

The directors are responsible for the presentation, integrity and objectivity of the financial statements to ensure that they fairly present the state of the affairs of the company and of the group at the end of the financial year, and of the profits and losses for the year and other information contained in this annual report. The directors are also responsible for both the accuracy and the consistency of other information included in the financial statements.

To enable the directors to meet these responsibilities:

- the board is guided by the management of the group who have prepared the financial statements, the audit and actuarial committee of the board, the statutory actuaries and the auditors of the companies.
- the board is advised by the audit and actuarial committee, consisting entirely of non-executive directors. The committee meets regularly with the auditors, the statutory actuaries and the management of the group to ensure that adequate internal controls are maintained, and that the financial information complies with generally accepted accounting practice. The internal and external auditors and the statutory actuaries of the companies have unrestricted access to this committee.

To the best of their knowledge the directors are satisfied that no material breakdown in the operation of the systems of internal control and procedures has occurred during the year under review.

The annual financial statements have been prepared in accordance with the provisions of the South African Companies Act and the Long-term Insurance Act, and comply with South African Statements of Generally Accepted Accounting Practice and guidelines issued by the Actuarial Society of South Africa.

The directors have no reason to believe that the group or any company within the group will not be going concerns in the foreseeable future, based on forecasts and available cash resources. These financial statements support the viability of the group and the company.

It is the responsibility of the independent auditors to report on the financial statements. In order to do so they were given unrestricted access to all financial records and related data, including minutes of all meetings of shareholders, the board of directors and committees of the board. The audit report is presented on page 79.

APPROVAL OF ANNUAL FINANCIAL STATEMENTS

The annual financial statements presented on pages 80 to 88 and 96 to 131, were approved by the board of directors on 11 March 2003 and are signed on its behalf by:



Gloria Tomatoe Serobe
Group chairman
Cape Town, 11 March 2003



Peter Doyle
Group chief executive
Cape Town, 11 March 2003



CERTIFICATE BY THE COMPANY SECRETARY

In accordance with the provisions of section 268G(d) of the Companies Act, 1973, as amended, I certify that for the year ended 31 December 2002 the company has lodged with the registrar of companies all such returns as are required of a company in terms of the Act and that all such returns are true, correct and up to date.

Bongiwe Gobodo-Mbomvu
Company secretary – New Africa Capital Limited & Metropolitan Life Limited
Cape Town, 11 March 2003

REPORT OF THE INDEPENDENT AUDITORS

We have audited the annual financial statements, the group annual financial statements of New Africa Capital Limited and the annual financial statements of Metropolitan Life Limited as set out on pages 80 to 88 and 96 to 131 for the year ended 31 December 2002. These financial statements are the responsibility of the directors of the companies. Our responsibility is to express an opinion on these financial statements based on our audit.

SCOPE

We conducted our audit in accordance with statements of South African Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. Our audit includes:

- examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements
- assessing the accounting principles used and significant estimates made by management, and
- evaluating the overall financial statements presentation.

We believe that our audit provides a reasonable basis for our opinion.



AUDIT OPINION

In our opinion, the financial statements fairly present, in all material respects, the financial position of the companies and of the group at 31 December 2002, and the results of their operations and cash flow information for the year then ended, in accordance with the South African Statements of Generally Accepted Accounting Practice, and in the manner required by the Companies Act in South Africa.

PricewaterhouseCoopers Inc. **Ernst & Young**

Chartered Accountants (SA)
Registered Accountants and Auditors
Cape Town, 11 March 2003

CERTIFICATE BY THE STATUTORY ACTUARIES

It is hereby certified that:

- the valuation of Metropolitan Life Limited, Metropolitan Life (Namibia) Limited, Metropolitan Life of Botswana Limited and Metropolitan Odyssey Limited as at 31 December 2002, the results of which are summarised in the statutory actuaries' report on pages 84 to 88, have been conducted in accordance with, and said report has been produced in accordance with applicable Actuarial Society of South Africa Professional Guidance Notes,
- the statutory actuaries' report, read together with the financial statements, fairly presents the financial position of the group, and
- the insurance companies were financially sound as at the valuation date, and in our opinion are likely to remain financially sound for the foreseeable future.

Johannes Weers FIA
Statutory actuary –
Metropolitan Life Limited

Murray le Roux FIA
Statutory actuary – Metropolitan Life (Namibia) Limited and Metropolitan Life of Botswana Limited

Giles Waugh FIA
Statutory actuary –
Metropolitan Odyssey Limited

Cape Town, 11 March 2003

DIRECTORS' REPORT

The directors take pleasure in presenting their annual report, which forms part of the audited annual financial statements of the company and of the group for the year ended 31 December 2002.

PRESENTATION OF FINANCIAL STATEMENTS

- **International Accounting Standards**

  The group's accounting policies comply with South African Statements of Generally Accepted Accounting Practice, which is harmonised with the International Accounting Standards (IAS) except for different application dates. To be fully compliant with IAS, the group still needs to adopt SIC8 (first time application of IASs as the primary basis of accounting). The group feels that this statement, in its current format, would not add value to the annual financial statements.

- **AC133 Financial instruments: recognition and measurement**

  The group implemented and complied with AC133 (financial instruments: recognition and measurement (IAS39)) for the 2001 financial year, although the effective date of the statement was 1 July 2002. On implementation of the statement, the directors considered the financial soundness valuation basis (FSV) for policyholders' liabilities to represent a fair value for these liabilities within the New Africa Capital group. Currently it is being debated internationally and locally whether liabilities valued on FSV represent fair value. The problem is still far from being resolved, either internationally or locally, and therefore the directors are of the opinion that until a reasonable solution has been found, the FSV basis of valuing these liabilities, as applied within the New Africa Capital group, represents fair value. The group therefore is of the view that it complies with AC133 for the 2002 financial year.

- **Headline earnings – Circular 7/2002**

  With the early adoption of AC133 (financial instruments: recognition and measurement) as set out above, all investment assets, except for originated loans, were classified as available-for-sale. It is also the group's policy to recognise all realised and unrealised changes in the market value of investments (capital appreciation) in the income statement in the period in which they arise.

  The calculation of headline earnings, according to SAICA circular 7/2002, therefore includes capital appreciation, deferred tax on capital appreciation (CGT), investment variances and actuarial basis changes. All these items are volatile and therefore core headline earnings (as disclosed in the income statement and in note 17 to the financial statements) exclude them in order to present a more stable earnings figure on a comparable basis.

- **Annual financial statements of New Africa Capital Limited and Metropolitan Life Limited**

  The annual financial statements of Metropolitan Life Limited, the largest operating subsidiary of the company, are disclosed with the New Africa Capital group figures in this report. The 2002 annual financial statements of Metropolitan Life Limited include the results of the 90:10 fund acquired from Commercial Union. The annual financial statements of New Africa Capital Limited are disclosed on pages 126 to 131.

  No consolidated annual financial statements have been provided for Metropolitan Life Limited, as it is a wholly owned subsidiary of New Africa Capital Limited, nor has a directors' report been provided. In the opinion of the directors the consolidated financial statements of New Africa Capital Limited best serve the needs of the users. The registered office of New Africa Capital Limited is disclosed on page 132.

NATURE OF ACTIVITIES

The New Africa Capital group comprises registered life insurance and related financial services companies that transact individual life, group schemes, employee benefits, health insurance, medical aid scheme administration, asset management and unit trust business in Southern Africa.

RESULTS OF OPERATIONS

The operating results and the financial position of the company and of the group are reflected in the balance sheet, income statement, long-term insurance revenue account, statement of changes in equity, cash flow statement, statement of actuarial values of assets and liabilities and the notes thereto.



Shareholders' loss for the year under review was R385 million (2001: profit R470 million), net of R52 million (2001: R42 million) in goodwill written off. Core headline earnings were R378 million (2001: R379 million) and core headline earnings per share 55.26 cents (2001: 52.49 cents). Group core headline earnings were derived from the following clusters:

	2002		2001	
	Rm	**%**	**Rm**	**%**
Retail business	**170**	**45.0**	128	33.8
Corporate business	**94**	**24.9**	88	23.2
International business	**13**	**3.4**	(12)	(3.2)
Health business	**22**	**5.8**	17	4.5
Shareholders' equity	**79**	**20.9**	158	41.7
	378	**100.0**	379	100.0

A general review of the business and operations of the major businesses is given in the review of operations on pages 26 to 42 of this annual report.

SHARE CAPITAL

During the course of the year the group acquired 13 million (2001: 28 million) of its own shares through purchases on the JSE Securities Exchange South Africa through its wholly owned subsidiary, Metropolitan Life Limited. The total amount paid to acquire the shares was R110 million (2001: R234 million) and was deducted from shareholders' equity. The total shareholding, through policyholders' and shareholders' funds, currently held by subsidiary companies is 10%, the limit set in terms of the general authority renewed by shareholders on 28 May 2002.

In addition, New Africa Capital acquired 20 million shares for a total of R150 million, of which 19 million were cancelled on 21 May 2002 and the remaining 1 million on 15 October 2002. Shareholders' equity was reduced by the total amount paid to acquire these shares.

Both the abovementioned transactions were in accordance with the company's constitution and complied with all aspects of the South African Companies Act and the requirements of the JSE Securities Exchange South Africa. The group set an initial target of R500 million for the share buy-back, and this target was reached during the year.

SHARE SCHEMES

- **Share purchase scheme**

  Shares are issued to senior employees of the group at the ruling market price. These shares are unlisted and are immediately pledged to the share trust by the participants until the conditions of the trust deed have been met. Once these conditions have been met, the shares are listed on the JSE Securities Exchange South Africa. The participants in the trust have an option to put their shares back to the trust at a price equal to the original issue price. In terms of the trust deed, Metropolitan Life Limited grants an interest-bearing loan to the trust to finance the acquisition of shares from New Africa Capital Limited. Interest is charged at the official interest rate declared for fringe benefit tax. Similar interest-bearing loans are granted by the trust to employees participating in this scheme to finance their acquisition of the shares. During the course of the year, 202 200 shares (2001: 1 480 000 shares) were released from this scheme and listed on the JSE Securities Exchange South Africa.

- **Share incentive scheme**

  Shares are issued at the ruling market price to participants in this scheme. These shares are listed and are immediately pledged to the share trust by the participants until the conditions of the trust deed have been met. The participants in the trust have an option to put their shares back to the trust at a price equal to the original issue price. In terms of the trust deed Metropolitan Life Limited grants an interest-free loan to the trust. Employees participating in this scheme similarly receive interest-free loans from the trust in order to finance their acquisitions. No shares were released from this scheme during the course of the year (2001: 4 282 800 shares).

The loans to the schemes are valued at the underlying market value of the shares on a group level. The company has not issued any options relating to its shares.

SHAREHOLDERS' DIVIDEND

An interim dividend of 17.50 cents per ordinary share was declared in September 2002 and paid in October 2002. On 11 March 2003 a final dividend of 20.50 cents per ordinary share was declared, payable to the holders of ordinary shares recorded in the register of the company at the close of business on Friday, 4 April 2003 and will be paid on Monday, 7 April 2003. The last day to trade "cum" dividend will be Friday, 28 March 2003. The shares commence trading "ex" dividend from the commencement of business on Monday, 31 March 2003. Share certificates may not be dematerialised or rematerialised between Monday, 31 March and Friday, 4 April 2003, both days inclusive.

A special dividend of R40 805 000 (2001: R33 307 000) was declared to participants in the share purchase scheme while participants in the share incentive scheme receive the same dividend as ordinary shareholders.

The directors are unanimously of the opinion that, for the 12 months after the date of the declaration:

- The company will be able to pay its debts as they become due in the ordinary course of business.
- The consolidated assets of the company, fairly valued in accordance with Generally Accepted Accounting Practice, will, after the dividend payment, not be less than the consolidated liabilities of the company.

DIRECTORATE AND SECRETARY

Information regarding the directorate and secretary of the company is listed on pages 50 and 51 of the corporate governance report. The directorate of Metropolitan Life Limited is set out on page 132.

DIRECTORS' INTEREST

During the financial year, no contracts were entered into in which directors of the company had an interest and which significantly affected the business of the group. The directors had no interest in any third party or company responsible for managing any of the business activities of the group.

DIRECTORS' SHAREHOLDING

The aggregate direct and indirect holdings of the directors of the company at 31 December 2002 are set out below. The directors purchased these shares at the ruling market price. Only executive directors participate in the share purchase scheme. At 31 December 2002, loans of R27 million (2001: R15 million) were owing by directors to the share trust, in terms of the share purchase scheme.

During the course of the year, 1 120 000 shares in the share purchase scheme were allocated to executive directors at issue prices of R6.53 and R6.25 per share as part of the annual and special share purchase scheme allocation to staff. No changes occurred between the financial year-end and the approval of the financial statements other than those listed below. For more detail, refer to the corporate governance report on page 51.

Directors	Direct		Indirect		Total
	Beneficial	Non-beneficial	Beneficial	Non-beneficial	
	'000	'000	'000	'000	'000
Listed					
Executive directors	64			778	842
Non-executive directors	3	59	105		167
Unlisted					
(Share purchase scheme)					
Executive directors	3 447				3 447
	3 514	59	105	778	4 456

DIRECTORS' EMOLUMENTS

The executive directors have standard employment contracts with the company or its subsidiaries. There are no additional costs to the group. The aggregate remuneration of the directors is set out below. For more detail, refer to the corporate governance report on page 52.



	Fees R'000	Annual package R'000	Bonus R'000	Pension fund contribution R'000	Total R'000
Executive		3 617	465	447	4 529
Non-executive	1 456				1 456
Total	1 456	3 617	465	447	5 985

The chairman is also entitled to a company car at a benefit value of R100 000 (2001: R72 000).

SPECIAL RESOLUTIONS

At the shareholders' meeting held on 28 May 2002, the board of directors was authorised, by way of a general approval given in terms of section 85(2) of the Companies Act, to enable the company or a subsidiary company to acquire up to a maximum of 20% of its own issued share capital or 10% of its holding company's issued share capital. Such authority is to remain valid until the company's next annual general meeting, but not beyond a period of 15 months after the date of this resolution.

SUBSIDIARY TRANSACTIONS

- **Transfer of Commercial Union life fund**

  Notice was given on 1 November 2002 in terms of Section 38(1)(a)(ii) of the Long-term Insurance Act, No 52 of 1998, that the entire long-term insurance business of Commercial Union Life Assurance Company of South Africa Limited, carried on in South Africa and Lesotho, be transferred to Metropolitan Life Limited. Approval for the transfer, effective 1 January 2002, was granted by the High Court on 10 December 2002.

  The transferred long-term insurance business has been ring-fenced in Metropolitan Life Limited as the 90:10 licence is still applicable to this block of business.

- **Metropolitan Life (Namibia) Limited**

  A 17.5% stake in Metropolitan Life (Namibia) Limited has been sold to a Namibian empowerment consortium known as Pinnacle Business Investments (Pty) Limited, with effect from 1 November 2002, through a loan finance structure. This loan is interest free and the appropriate AC 133 adjustment has been made at a discount rate of 11%. A further 10% of the shares in Metropolitan Life (Namibia) Limited will be made available to Pinnacle Business Investments (Pty) Limited once this company has obtained the financial backing needed to acquire this second tranche.

  It was also agreed that a further 2.5% stake in the Namibian company would be sold to an empowerment trust in Namibia as soon as the trust has been created.

  A staff share trust was created for the staff of Metropolitan Life (Namibia) Limited. In terms of the trust deed Metropolitan Life (Namibia) Limited can issue up to 15% of its issued share capital as new shares to staff in the next five to ten years. An initial 2.8% was issued to staff during June 2002, with annual allocations to follow.

  The combination of the abovementioned transactions has diluted New Africa Capital Limited's holding in the Namibian company from 100% to 80.2% at the end of the year.

- **Ovation Global Investment Services (Pty) Limited**

  This company has been sold with effect from 30 November 2002.

- **Metropolitan Health Group**

  Metropolitan Health Holdings (Pty) Limited, a wholly owned subsidiary of New Africa Capital Limited, purchased 19.9% of the share capital of Metropolitan Health Corporate (Pty) Limited, the operating subsidiary of the health group, from Bankmed with effect from 1 January 2002. The holding company now has beneficial ownership of 98.5% while management of the health group owns the difference, being 1.5% of the operating company. Based on the original purchase contract, management has the right to increase their shareholding to 15%, subject to various criteria including future performance.

POST BALANCE SHEET EVENTS

No material post balance sheet events occurred between the balance sheet date and the date of approval of the annual financial statements.

STATEMENT OF ACTUARIAL VALUES OF ASSETS AND LIABILITIES

at 31 December 2002

	INSURANCE BUSINESS		METROPOLITAN LIFE LTD		
	2002 Rm	2001 Rm	2002 Rm	2001 Rm	Notes
Total assets as per balance sheet	**32 399**	33 826	**28 610**	24 870	1
Outside shareholders' interest as per balance sheet	**(52)**	(83)			
Deferred tax as per balance sheet	**(10)**	(124)	**-**	(105)	
Current liabilities as per balance sheet	**(1 408)**	(1 470)	**(1 160)**	(1 066)	
Net assets	**30 929**	32 149	**27 450**	23 699	
Actuarial value of policy liabilities	**(25 857)**	(26 200)	**(23 841)**	(20 355)	
Excess of assets over liabilities	**5 072**	5 949	**3 609**	3 344	2, 3, 4
Net assets – non-insurance	**(984)**	(1 210)			
Excess of assets over liabilities – insurance business	**4 088**	4 739	**3 609**	3 344	
Analysis of change in excess of assets over liabilities – insurance business					
Change in excess of assets over liabilities	**(651)**	(1 415)	**265**	(1 395)	
Increase in share capital	**(7)**	(128)	**-**	(128)	
Dividend paid	**313**	1 946	**311**	1 946	
Acquisition of 90:10 fund surplus			**(848)**		
Foreign currency translation reserve	**5**	-			
Total surplus arising during year	**(340)**	403	**(272)**	423	
Analysis of surplus arising during year					
Operating profit	**246**	191	**237**	182	
Investment income on excess	**137**	202	**118**	118	
Capital appreciation on excess	**(699)**	158	**(607)**	30	
Investment variance	**(85)**	-	**(85)**	-	3
Basis and other changes	**61**	(148)	**65**	93	3
Total surplus arising during year	**(340)**	403	**(272)**	423	
Surplus arising (90:10 fund)	**117**	64	**117**	-	
Shareholders' earnings (90:10 fund)	**(12)**	46	**(12)**	-	
Net consolidation adjustments	**(21)**	(10)			
Net profit from insurance business	**(256)**	503	**(167)**	423	
Shareholders' tax paid	**5**	171	**(25)**	171	
Goodwill amortised	**15**	-	**15**	-	
Income from insurance business before tax	**(236)**	674	**(177)**	594	



	GROUP		METROPOLITAN LIFE LTD		
	2002 Rm	2001 Rm	2002 Rm	2001 Rm	Notes
Excess of assets over liabilities	**5 072**	5 949	**3 609**	3 344	
Surplus in 90:10 fund	**(743)**	(848)	**(743)**	-	
Capital and reserves as per balance sheet	**4 329**	5 101	**2 866**	3 344	
Share capital	**2 119**	2 205	**624**	624	
Non-distributable reserve	**33**	-	**33**	-	
Foreign currency translation reserve	**7**	21			
Distributable reserve	**2 170**	2 875	**2 209**	2 720	
Capital adequacy requirement (CAR)	**1 726**	1 397	**1 613**	946	5
Ratio of excess assets to CAR	**2.9x**	4.3x	**2.2x**	3.5x	

NOTES TO THE STATEMENT OF ACTUARIAL VALUES OF ASSETS AND LIABILITIES

The statement of actuarial values of assets and liabilities was prepared in accordance with the guidelines issued by the Actuarial Society of South Africa on valuations performed on the financial soundness basis. The valuation uses best estimate assumptions regarding future experience, plus the margins referred to in note 4, in respect of investment returns, expenses and expense inflation, tax, lapses, surrenders, mortality, morbidity and other factors.

The presentation of the statement of actuarial values of assets and liabilities at 31 December 2002 differs from the presentation used in the 2001 annual report. The 2002 presentation reflects the operations of the five life companies whereas the 2001 presentation reflected the operations of all the companies in the New Africa Capital group. The comparatives have all been adjusted accordingly.

The values of assets and policy liabilities were determined on bases that are mutually consistent.

1 THE VALUATION BASIS OF ASSETS

Assets were valued as described in the accounting policies on pages 101 to 104.

2 VALUATION BASIS OF POLICY LIABILITIES

The valuation basis of policy liabilities, before the addition of the margins described in note 4, was as follows:

- For group policies with benefits directly linked to the performance of an underlying investment portfolio, the liability was taken as the market value of the assets in the portfolio.
- *For group smoothed bonus business, other than with-profit annuity business, the liability was taken as the sum of the accumulated* investment accounts.
- For with-profit annuity business, the liability was taken as the discounted value of projected future benefit payments. Future bonuses were provided for at bonus rates supported by the assumed future investment return.
- For individual market-related business, the liability was taken as the market value of the underlying assets less the present value of future charges not required for risk benefits and expenses.
- For individual smoothed bonus business, the liability was taken as the sum of the accumulated investment accounts less the present value of future charges not required for risk benefits and expenses.
- For conventional non-profit business, including non-profit annuities, the liability was taken as the difference between the discounted value of future expenses and benefit payments and the discounted value of future premium receipts.
- For smoothed bonus business, bonus stabilisation reserves (BSRs) are held equal to the difference between the accumulated investment accounts (discounted value of projected future benefit payments for with-profit annuity business) and the market value of the underlying assets.

  The major classes of smoothed bonus business are:

  (a) Metropolitan individual smoothed bonus business

  (b) Metropolitan employee benefits guaranteed fund business

  (c) Metropolitan employee benefits with-profit annuity business

  (d) Ex-Commercial Union Life individual smoothed bonus business

  (e) Ex-Commercial Union Life employee benefits guaranteed fund business.

  The total liability in respect of all smoothed bonus business at 31 December 2002 was R12.6 billion.

  The BSRs in respect of classes b, c, d and e are more negative than minus 7.5% of the corresponding liabilities at the valuation date.

  The current monthly bonus declaration for Metropolitan employee benefits smoothed bonus business is significantly lower than expected net returns and the negative BSRs should be eliminated in the next three years.

  The business of Commercial Union Life has been transferred into a ring-fenced 90:10 sub-fund within Metropolitan Life Limited. It is the intention to distribute the inherited estate within this sub-fund equitably between policyholders and shareholders during 2003. This *distribution, together with the expected under-declaration of bonuses relative to expected returns, should eliminate the negative BSR in* the next three years.



- For conventional with-profit business, a gross premium valuation was done. Future bonuses were provided for at bonus rates supported by the market value of the underlying assets and the assumed future investment return of 12.2% per annum (gross). The resulting reduction in future bonus rates used in the valuation assumptions has been communicated to, and accepted by, both management and the board.

- The assumptions with regard to future surrender, lapse, mortality and morbidity rates are consistent with the group's recent experience and provision has been made for the expected increase in claims due to the AIDS epidemic. Experience investigations conducted are the following:
  - For conventional with-profit business, a detailed mortality investigation is performed annually, the most recent such investigation being in respect of the period 1998 to 2000.
  - For the balance of individual life business, comparisons of claims and mortality charges are done quarterly, the most recent such investigation being in respect of the quarter ended September 2002.
  - Lapse investigations are performed annually in respect of grouped individual business, the most recent being in respect of the year ended September 2002, and quarterly in respect of other individual business, the most recent being in respect of the quarter ended September 2002.
  - Surrender investigations are performed annually, the most recent being in respect of the year ended September 2002.
  - Morbidity investigations are done annually on an approximate basis, the most recent being in respect of the 2002 financial year.

- Provision for future renewal expenses starts at a level consistent with the experience for the 2002 financial year and allows for escalation at 8.0% per annum.

- Market-related information is used to derive assumptions in respect of investment returns, discount rates used in calculating policy liabilities and expense inflation. These assumptions take into account the asset mix backing each liability type and are suitably adjusted for tax. Some of the best estimate, gross of tax, assumptions used in the valuation are:

	2002 %	2001 %
Risk-free investment return	**10.8**	11.8
Assumed investment return for individual smoothed-bonus business	**12.2**	13.2
Renewal expense escalation	**8.0**	8.5

- Policyholders' reasonable benefit expectations are allowed for by assuming bonus rates supported by the market value of the underlying assets and assumed future investment returns. This assumption with respect to bonus rates implies that at each of the next three bonus declarations the bonus rate for with-profit annuity business will be 1.2% lower than the last declared rate.

3 BASIS AND OTHER CHANGES

- Basis and other changes increased the excess of assets over liabilities at 31 December 2002 by R61 million. Basis changes at 31 December 2002 were the following:
  - reduction in level of future renewal expense and in assumed level of renewal expense inflation
  - lighter mortality and morbidity assumptions with respect to supplementary benefits
  - higher lapse assumptions
  - reduction in discount rates.

- The current capital depreciation on the group excess includes R43 million relating to the 2001 year. In addition, the current basis changes include R33 million, that also relates to the 2001 year. The income from insurance business is therefore reduced by R76 million. Current earnings and headline earnings are similarly reduced, but there is no impact on the disclosed core headline earnings for the current or prior years.

- Investment variance is the impact of actual investment returns on the value of future expense recoveries. This method of expense recovery was introduced for a major class of business in 2001, hence there was no corresponding item in 2001.



NOTES TO THE STATEMENT OF ACTUARIAL VALUES OF ASSETS AND LIABILITIES (continued)

4 PLANNED MARGINS AND SECOND TIER MARGINS

In the valuation of liabilities, provision is made for the explicit planned margins as required by Professional Guidance Note (PGN) 104 of the Actuarial Society of South Africa. The following second tier margins are held in order to release profits in accordance with group policy.

- Future profits from employee benefits business are not recognised.
- The shareholders' share of the future asset charge on individual linked, smoothed bonus and conventional with-profit business is not recognised.
- Profits from the termination of smoothed bonus individual policies are not recognised.
- A prudential reserve is held to cover the risk that the AIDS epidemic may be worse than the best estimate assumption.
- A prudential reserve is held to cover the risk that the mortality and morbidity experience in respect of supplementary benefits may be worse than the best estimate assumption.

The excess at 31 December 2002 would have been R1 078 million higher without the above second tier margins (2001: R1 231 million).

5 CAPITAL ADEQUACY REQUIREMENT (CAR)

The capital adequacy requirement allows for a prudent margin against adverse experience in the specific assumptions underlying the actuarial valuation of both the policy liabilities and the assets. The requirement is determined in accordance with PGN 104.

Because the ordinary capital adequacy requirements exceeded the termination capital adequacy requirement, the CAR is based on the former.

The following main assumptions have been used to calculate the CAR:

- A decline of 30% in equity asset values, 15% in property values and 15% in fixed interest asset values, resulting from a 3% increase in fixed interest yields, will occur on the valuation date.
- Non-vesting bonuses will be removed, up to a maximum of 10% of the pre-decline accumulated investment accounts for smoothed bonus business, or pre-decline sums assured and accumulated bonuses for conventional with-profit business.
- In the three year period following the decline, bonuses will lag investment performance. The extent of the assumed lag varies by class of business, and the maximum allowable lag averages out at 10% of the pre-decline accumulated investment accounts for smoothed bonus business or pre-decline sums assured and accumulated bonuses for conventional with-profit business. This management action is in addition to that assumed in determining the value of policy liabilities as described in the paragraph above.
- Interim bonuses for individual smoothed bonus business will be reduced to zero.
- Assets backing the CAR are 100% invested in equities.

Should asset values decline as assumed, the above management actions will reduce policy liabilities by R3.6 billion.

We certify that the off-setting management actions assumed have been approved by specific resolution by the respective boards of directors, and that we are satisfied that these actions would be taken if the adverse scenarios were to materialise.

REPORT ON GROUP EMBEDDED VALUE

at 31 December 2002



1 DEFINITION OF EMBEDDED VALUE

This report sets out the embedded value and the value of new business of New Africa Capital and its subsidiaries. An embedded value represents the discounted value of expected after-tax future profits from the current business. The embedded value is defined as:

- the shareholders' net assets
- plus the value of in-force business after allowing for the cost of capital in respect of the in-force business.

2 EMBEDDED VALUE RESULTS

Embedded value

	2002 Rm	2001 Rm
Excess of assets over liabilities as per actuarial statement	**5 072**	5 949
Adjustment for:		
Surplus in 90:10 fund and goodwill	**(927)**	(1 001)
New Africa Capital expenses	**(163)**	-
Write up to fair value for:		
Asset management	**139**	130
Metropolitan Health Group	**43**	52
Adjusted net asset value	**4 164**	5 130
Net value of in-force business	**2 159**	2 423
Individual life	**1 745**	1 977
Gross value of in-force business	**1 860**	2 090
Less: Cost of capital	**(115)**	(113)
Employee benefits	**414**	446
Gross value of in-force business	**538**	570
Less: Cost of capital	**(124)**	(124)
Embedded value	**6 323**	7 553
Embedded value per share (cents)	**911**	1 079
Adjusted net asset value per share (cents)	**600**	733

The adjustment for the surplus in the 90:10 fund is required because that surplus is not included in the value of shareholders' net assets for embedded value purposes. The reason for the exclusion is that distributable earnings for that fund are determined according to the articles of association of the original company, Commercial Union Life, and are primarily one ninth of the cost of bonuses payable to policyholders. The expected future value of these distributable earnings represents the full extent of the shareholders' entitlement with respect to the 90:10 fund and is included in the value of in-force business. New Africa Capital expenses reflect the present value of projected recurring holding company expenses.

The adjustment for goodwill is goodwill arising on purchase, less amounts written off to date, in respect of Metropolitan Odyssey, the 90:10 fund and the Metropolitan Health Group.

2 EMBEDDED VALUE RESULTS (continued0

	2002 Rm	2001 Rm
Value of life insurance new business		
Individual life	38	(16)
Gross value of new business	47	(9)
Less: Cost of capital	(9)	(7)
Employee benefits	61	63
Gross value of new business	69	72
Less: Cost of capital	(8)	(9)
Metropolitan Advisory & Retail Services (MARS)	(31)	(22)
	68	25
New business premiums		
Recurring premiums		
Individual life	614	484
Gross premiums	705	582
Lapses from inception	(91)	(98)
Employee benefits	233	155
	847	639
Single premiums		
Individual life	930	1 033
Employee benefits	1 562	1 958
	2 492	2 991

The value of new business shows the embedded value added as a result of writing new business. The value of new business is calculated as the present value (at point of sale) of the projected after-tax profits of the new business sold during the financial period after allowing for the cost of capital required in respect of the business written.

Profitability of new business (excluding MARS costs)

	Value of new business Rm	APE * Rm	Margin %
Individual life	38	707	5.4
Employee benefits	61	389	15.7
	99	1 096	9.0

** APE represents net new recurring premiums plus 10% of single premiums*



2 EMBEDDED VALUE RESULTS (continued)

	2002 Rm	2001 Rm
Value of non-life new business		
Health administration	**14**	83
Asset management	**50**	46

3 CHANGES IN BASES AND ASSUMPTIONS

New Africa Capital continuously reviews its embedded value methodologies to align them with evolving practice and to ensure consistency with other life insurers.

4 ASSUMPTIONS

The main assumptions used in the embedded value calculations are described below.

Economic	2002 % per annum	2001 % per annum
Risk discount rate	**14.3**	15.3
Investment returns (before tax) – smoothed bonus	**12.2**	13.2
Expense inflation rate	**8.0**	8.5

The investment return assumption was determined with reference to the market interest rate on South African government stocks at the valuation date. A notional long-term asset distribution was used to calculate a weighted expected investment return by adding the following premiums/(discounts) to the market interest rate of 10.8% per annum (2001: 11.8%) on South African government stocks as at 31 December 2002.

	% premium/ (discount) per annum	Gross return % per annum 2002	Gross return % per annum 2001
Equities	2.0	**12.8**	13.8
Properties	2.0	**12.8**	13.8
Government stock	-	**10.8**	11.8
Cash	(2.0)	**8.8**	9.8

Mortality, morbidity and discontinuance rates

The assumptions regarding future mortality, morbidity and discontinuance rates were based on the results of recent experience investigations. Allowance was also made for the expected increase in claims due to the AIDS epidemic.

Expenses

The maintenance expense assumptions were based on the results of recently conducted internal expense investigations. Future expense charges were assumed to increase in line with the expense inflation assumption of 8.0%.

4 ASSUMPTIONS (continued)

Premium indexation arrangements

The embedded value of in-force business includes the expected value of future premium increases resulting from premium indexation arrangements on in-force business. The value of new business excludes premium increases during the current year resulting from premium indexation arrangements in respect of in-force business, but includes the expected value of future premium increases in respect of new policies written during the current financial year.

Reserving bases

It was assumed that the current financial soundness valuation bases of calculating the policyholder liabilities would continue unchanged in future.

Surrender and paid-up bases

It was assumed that the current surrender and paid-up bases would be maintained in future.

Tax

Allowance was made for future tax based on the most recent legislation. Secondary tax on companies (STC) was allowed for at a rate of 6% of the value of in-force business.

5 VALUATION OF NON-LIFE SUBSIDIARIES

	Net asset value as per balance sheet Rm	Write-up to fair value Rm	Embedded value Rm
Asset management	59	139	198
Metropolitan Health Group	292	43	335



6 SENSITIVITY OF THE IN-FORCE VALUE AND THE VALUE OF NEW BUSINESS

This section illustrates the effect of different assumptions on the value of in-force business and the value of new business. For each sensitivity illustrated, all other assumptions have been left unchanged and, with the exception of the first two sensitivities, the central discount rate has been used. Note that the valuation basis does not change but only the assumed experience in the embedded value basis.

The table below shows the impact on the values of in-force and new business of a 1% change in the risk discount rate. It also shows the impact of an improvement in a range of other experience assumptions. The effect of an equivalent deterioration in these experience assumptions would be to reduce the base values by a percentage approximately equal to the increases shown below.

		Change in base value of		
		In-force business %	New business %	Notes
1%	increase in risk discount rate	**(5.7)**	**(12.5)**	(i)
1%	reduction in risk discount rate	**5.4**	**14.2**	(i)
10%	reduction in per policy expenses	**6.4**	**25.8**	(ii)
1%	reduction in expense and salary inflation	**2.5**	**2.7**	(ii)
10%	reduction in policy discontinuance rates	**1.5**	**10.1**	
10%	reduction in mortality, morbidity and medical rates	**16.8**	**79.8**	(ii)
1%	increase in the assumed investment return	**8.3**	**3.6**	(iii)
10%	increase in the premium indexation take-up rate (from 70% to 80%)	**1.8**	**4.0**	
1%	increase in risk discount rate impact on cost of CAR	**(2.9)**		(iv)
1%	reduction in risk discount rate impact on cost of CAR	**3.3**		(iv)
10%	increase in number of policies		**32.1**	
Base value before cost of CAR (rand million)		**2 398**	**85**	

(i) The risk discount rate appropriate to an investor depends on the investor's own requirements, tax position and perception of the risks associated with the realisation of the future profits of New Africa Capital and its subsidiaries.

(ii) No corresponding changes in variable policy charges are assumed, although in practice it is likely that variable charges will be modified according to circumstances.

(iii) Bonus rates are assumed to change commensurately.

(iv) A change in the risk discount rate also has a noticeable effect on the cost of holding the required CAR levels. Other sensitivities above are shown before cost of CAR.



7 ANALYSIS OF CHANGE IN GROUP EMBEDDED VALUE

The table below summarises the analysis of the change in group embedded value over the 2002 financial period.

	Non-life business Rm	Life business Rm	2002 Total Rm	2001 Total Rm
Profit from new business	68	73	141	165
Point of sale	64	68	132	154
Expected return to end of year	4	5	9	11
Profit from existing business	(141)	15	(126)	254
Expected return	53	372	425	443
Experience variance - economic	(63)	(284)	(347)	(36)
Experience variance - non-economic	(131)	(73)	(204)	(153)
Embedded value profit from operations	(73)	88	15	419
Investment return on net worth	(47)	(519)	(566)	213
Capital gains tax	-	-	-	(138)
Changes in assumptions - economic	10	(39)	(29)	60
Changes in assumptions - non-economic	(206)	(66)	(272)	(25)
Exchange rate movements	-	(5)	(5)	15
Total embedded value profit	(316)	(541)	(857)	544
Capital raised	174	-	174	128
Dividend	26	(313)	(287)	(108)
Share buy-back and share issue costs	(260)	-	(260)	(258)
Increase in embedded value	(376)	(854)	(1 230)	306
Return on embedded value (%)			(11.3)	7.5

Notes

(i) Investment return on net worth represents the actual return on shareholders' net assets (excluding the write-up on subsidiaries).

(ii) Changes in economic assumptions represent the changes in the risk discount rate, future investment return and inflation assumptions.

(iii) Changes in non-economic assumptions represent the changes in mortality, morbidity, withdrawal and expense assumptions.

B&W Deloitte
6th Floor
Marlendahl House
Fedsure on Main
Main Road
Newlands 7700

PO Box 23140
Claremont 7735
South Africa

Tel: +27 21 674 0261
Fax: +27 21 674 0265

B&W Deloitte

The Directors
New Africa Capital Limited
PO Box 2212
Bellville
7535

10 March 2003

Ladies and Gentlemen

EMBEDDED VALUE OF THE NEW AFRICA CAPITAL GROUP

We have reviewed the derivation of the Embedded Value and the Value of New Business written in 12 months to 31 December 2002 of New Africa Capital Limited and its subsidiaries.

We have reviewed in detail the methodology and assumptions underlying the calculations. We are satisfied that they have been determined in accordance with generally accepted actuarial principles and that they have been applied consistently. We have also reviewed the calculations and consider that the results are appropriate for the purpose of publication in the annual report of the New Africa Capital Group.

Moreover we are satisfied that the calculations are compliant with Professional Guidance Note PGN 107 of the Actuarial Society of South Africa.

In preparing this statement we have relied on information supplied to us by New Africa Capital Limited. This includes information on the shareholders' net assets as at 31 December 2002, information on the policy data and operations including expected management actions, and summaries of recent operating experience. We have reviewed this information for overall reasonableness, but have not carried out independent checks on the information.

Yours faithfully



J R GRAHAM

Fellow of the Institute of Actuaries
Fellow of the Actuarial Society of South Africa



A B RAYNER

Fellow of the Institute of Actuaries
Fellow of the Actuarial Society of South Africa

BALANCE SHEET

at 31 December 2002

	GROUP		METROPOLITAN LIFE LTD		
	2002 Rm	2001 Rm	2002 Rm	2001 Rm	Notes
ASSETS					
Non-current assets					
Investment assets	**30 279**	31 801	**27 136**	23 707	1
Investment property	**2 327**	2 322	**1 125**	1 046	2.4
Equities	**17 439**	20 969	**15 418**	15 414	3.1
Government stock	**2 586**	2 460	**2 288**	1 724	
Stock of and loans to other public bodies	**3 778**	2 115	**3 722**	1 829	
Debentures and loans	**636**	580	**678**	549	
Policy loans	**429**	441	**392**	341	
Funds on deposit and other money market instruments	**3 084**	2 914	**2 421**	1 876	
Interest in subsidiary companies			**1 092**	928	4
Equipment	**126**	147	**86**	86	5
Intangibles	**486**	446	**189**	71	6.3
Deferred tax	**40**	7	**30**	-	7
Current assets	**1 468**	1 425	**1 169**	1 006	8
Total assets	**32 399**	33 826	**28 610**	24 870	
EQUITY AND LIABILITIES					
Capital and reserves	**4 329**	5 101	**2 866**	3 344	
Share capital	**2 119**	2 205	**624**	624	9
Non-distributable reserve	**33**	-	**33**	-	
Foreign currency translation reserve	**7**	21			
Distributable reserve	**2 170**	2 875	**2 209**	2 720	
Outside shareholders' interest	**52**	83			
Non-current liabilities	**26 610**	27 172	**24 584**	20 460	
Long-term insurance fund	**26 600**	27 048	**24 584**	20 355	10
Deferred tax	**10**	124	**-**	105	7
Current liabilities	**1 408**	1 470	**1 160**	1 066	
Other current liabilities	**1 134**	1 026	**947**	686	11
Provision for tax	**117**	275	**79**	237	12
Provision for liabilities and charges	**157**	169	**134**	143	13
Total equity and liabilities	**32 399**	33 826	**28 610**	24 870	

INCOME STATEMENT

for the year ended 31 December 2002

	GROUP		METROPOLITAN LIFE LTD		
	2002 Rm	2001 Rm	2002 Rm	2001 Rm	Notes
Income from insurance business	**(236)**	674	**(177)**	594	10
Income from administration business	**66**	43			14
Revenue	**402**	421			
Administration expenses	**(336)**	(378)			
Income from holding company	**(135)**	2			15
Revenue	**(111)**	6			
Administration expenses	**(24)**	(4)			
Income before goodwill and tax	**(305)**	719	**(177)**	594	
Goodwill amortised	**(52)**	(42)	**(15)**	-	6.1
Income before tax	**(357)**	677	**(192)**	594	
Shareholders' tax paid	**(25)**	(198)	**25**	(171)	16.2
Profit for the year	**(382)**	479	**(167)**	423	
Outside shareholders' share of profit	**(3)**	(9)			
Earnings	**(385)**	470	**(167)**	423	17
Headline earnings	**(333)**	512			17
Core headline earnings	**378**	379			17
Earnings per share (cents)	**(56.29)**	65.10			17
Headline earnings per share (cents)	**(48.68)**	70.91			17
Core headline earnings per share (cents)	**55.26**	52.49			17
Weighted average shares in issue (million)	**684**	722			17
Dividend per share (cents)					
Interim	**17.50**	15.50	**18.39**	15.50	
Final	**20.50**	19.50	**-**	24.29	
Total	**38.00**	35.00	**18.39**	39.79	

LONG-TERM INSURANCE – REVENUE ACCOUNT

for the year ended 31 December 2002

	GROUP		METROPOLITAN LIFE LTD		
	2002 Rm	2001 Rm	2002 Rm	2001 Rm	Notes
Revenue	**5 593**	10 350	**4 973**	8 360	
Premium income	**6 824**	7 009	**6 007**	5 913	18
Investment return	**(1 231)**	3 341	**(1 034)**	2 447	19
Outgo	**6 287**	5 857	**5 579**	3 923	
Policyholders' benefits paid	**4 921**	4 500	**4 466**	2 890	20
Sales and distribution costs	**642**	575	**505**	448	21
Administration expenses	**707**	738	**611**	553	22
Policyholders' tax paid	**17**	44	**(3)**	32	16.1
Revenue less outgo	**(694)**	4 493	**(606)**	4 437	10

STATEMENT OF CHANGES IN EQUITY

for the year ended 31 December 2002

	GROUP					
	Share capital Rm	Share premium Rm	Distributable reserve Rm	Other reserves Rm	Total Rm	Notes
Balance at 31 December 2000	307	189	1 839	-	2 335	
Shares issued in terms of scheme	(307)	2 146	(1 839)		-	
Issue of share capital	-	128			128	9
Share issue costs written off		(24)			(24)	9
Treasury shares acquired	-	(234)			(234)	9, 28.6
Transfer from long-term insurance fund			2 534		2 534	10, 17
Transfer to foreign currency translation reserve			(21)	21	-	
Earnings			470		470	17
Dividend			(108)		(108)	
Balance at 31 December 2001	-	2 205	2 875	21	5 101	
Issue of share capital	-	174			174	9
Treasury shares acquired	-	(110)			(110)	9, 28.6
Shares acquired and cancelled	-	(150)			(150)	9
Revaluation of owner-occupied properties			(33)	33	-	
Currency translation differences				(4)	(4)	
Transfer to long-term insurance fund				(10)	(10)	10
Earnings			(385)		(385)	17
Dividend			(287)		(287)	
Balance at 31 December 2002	**-**	**2 119**	**2 170**	**40**	**4 329**	

	METROPOLITAN LIFE LTD					
	Share capital Rm	Share premium Rm	Distributable reserve Rm	Non-distributable reserve Rm	Total Rm	Notes
Balance at 31 December 2000	307	189	1 839	-	2 335	
Dividend in specie			(1 839)		(1 839)	
Issue of share capital	7	121			128	9
Transfer from long-term insurance fund			2 405		2 405	10, 17
Earnings			423		423	17
Dividend			(108)		(108)	
Balance at 31 December 2001	314	310	2 720	-	3 344	
Earnings			(167)		(167)	
Revaluation of owner-occupied properties			(33)	33	-	
Dividend			(311)		(311)	
Balance at 31 December 2002	**314**	**310**	**2 209**	**33**	**2 866**	

CASH FLOW STATEMENT

for the year ended 31 December 2002

	GROUP		METROPOLITAN LIFE LTD		
	2002 Rm	2001 Rm	2002 Rm	2001 Rm	Notes
Cash flow from operating activities					
Income before goodwill and tax	**(305)**	719	**(177)**	594	
Adjustment for:					
Policyholders' tax paid	**17**	44	**(3)**	32	
Non-cash items	**(409)**	3 868	**(396)**	2 055	23.1
Realised and unrealised changes in market value of investments	**3 271**	(1 026)	**2 844**	(758)	14.1,15, 19
Operating surplus before working capital changes	**2 574**	3 605	**2 268**	1 923	
Working capital changes					
Current assets	**25**	(170)	**38**	(108)	23.2
Current liabilities	**96**	261	**125**	174	23.3
Cash flow from operations	**2 695**	3 696	**2 431**	1 989	
Tax paid	**(347)**	(72)	**(295)**	(61)	23.4
Dividend paid	**(287)**	(284)	**(311)**	(284)	23.5
Net cash inflow from operating activities	**2 061**	3 340	**1 825**	1 644	
Cash flow from investing activities					
Investment property	**1**	2	**12**	10	
Equities	**(20)**	(1 646)	**16**	(1 222)	
Government stock	**24**	(74)	**102**	86	
Stock of and loans to other public bodies	**(1 397)**	(577)	**(1 399)**	(716)	
Debentures and loans	**(205)**	(141)	**(150)**	(80)	
Policy loans	**12**	(28)	**13**	(26)	
Interest in subsidiary companies			**107**	719	
Investment assets	**(1 585)**	(2 464)	**(1 299)**	(1 229)	
Acquisition of life business – net of cash acquired			**251**		23.6
Acquisition of further interest in subsidiaries	**(66)**	12			
Equipment	**(46)**	(84)	**(35)**	(50)	
Intangibles	**(40)**	(40)	**(40)**	(34)	
Net cash outflow from investing activities	**(1 737)**	(2 576)	**(1 123)**	(1 313)	
Cash flow from financing activities					
Shares issued	**174**	128	**-**	128	
Shares repurchased and cancelled	**(150)**	-			
Share issue costs	**-**	(24)	**-**	-	
Purchase of treasury shares	**(110)**	(234)			
Net cash (out)/inflow from financing activities	**(86)**	(130)	**-**	128	
Net cash flow	**238**	634	**702**	459	
Cash resources and funds on deposit at beginning of year	**3 125**	2 491	**1 945**	1 486	
Cash resources and funds on deposit at end of year	**3 363**	3 125	**2 647**	1 945	23.7



SEGMENTAL REPORT

for the year ended 31 December 2002

31 December 2002	Retail Rm	Corporate Rm	Health Rm	International Rm	Total Rm
Balance sheet					
Total assets excluding deferred tax	**24 885**	**5 531**	**281**	**1 080**	
South Africa	**24 885**	**5 531**	**281**	**-**	
Namibia	**-**	**-**	**-**	**812**	
Botswana	**-**	**-**	**-**	**268**	
Total liabilities excluding deferred tax and provision for tax	**22 074**	**4 917**	**36**	**870**	
South Africa	**22 074**	**4 917**	**36**	**-**	
Namibia	**-**	**-**	**-**	**668**	
Botswana	**-**	**-**	**-**	**202**	
Revenue account					
Revenue less outgo before policyholders' tax	**(853)**	**92**		**84**	**(677)**
South Africa	**(853)**	**92**			**(761)**
Namibia	**-**	**-**		**21**	**21**
Botswana	**-**	**-**		**63**	**63**
Policyholders' tax paid					**(17)**
Revenue less outgo					**(694)**
Income statement					
Income from insurance business	**(176)**	**(60)**	**-**	**-**	**(236)**
South Africa	**(176)**	**(60)**	**-**	**-**	**(236)**
Namibia	**-**	**-**	**-**	**-**	**-**
Botswana	**-**	**-**	**-**	**-**	**-**
Income from administration business	**-**	**34**	**28**	**4**	**66**
South Africa	**-**	**34**	**28**	**-**	**62**
Namibia	**-**	**-**	**-**	**4**	**4**
Income from holding company					**(135)**
Income before goodwill and tax					**(305)**
Depreciation included in expenses	**47**	**8**	**23**	**2**	**80**
Goodwill amortised	**23**	**-**	**29**	**-**	**52**

31 December 2001	Retail Rm	Corporate Rm	Health Rm	International Rm	Total Rm
Revenue less outgo before policyholders' tax	2 979	1 354	-	204	4 537
Income from administration business before tax	-	17	23	3	43
Total assets excluding tax	25 682	5 779	388	1 021	
Total liabilities excluding tax	22 420	4 977	37	805	

GROUP ACCOUNTING POLICIES

for the year ended 31 December 2002



The principal accounting policies adopted in the presentation of these consolidated financial statements are set out below and are consistent with those of the previous period, except for the following:

New Statements of Generally Accepted Accounting Practice

In terms of the requirements of AC135 (investment properties) owner-occupied property (property held for use in the supply of services or for administrative purposes) is depreciated. The group accounting policy has been changed to comply with this statement as disclosed under the investment property policy.

Change in accounting policy for earnings:

Life company earnings, as disclosed in 2001, comprised operating profit, investment income on excess and capital appreciation on excess, except for Commercial Union Life Assurance Company of South Africa Limited where the 90:10 rule applied. This policy has been changed retrospectively to include all actuarial basis changes, excluding that of the 90:10 fund, and investment variances as part of earnings. This change in accounting policy does not have an effect on tax or minorities. As a result of the change, the earnings figure will be the only transfer between the long-term insurance fund and the distributable reserve.

BASIS OF PREPARATION

The consolidated financial statements are prepared in accordance with and comply with Statements of Generally Accepted Accounting Practice in South Africa and in terms of the requirements of the South African Companies Act, 1973. The consolidated financial statements are prepared on the basis of fair value, except for equipment. Owner occupied properties are depreciated, but annually restated to fair value.

CONSOLIDATION

The consolidated annual financial statements include those of the company, its subsidiaries and associated companies. Subsidiary undertakings, which are those companies in which the group, directly or indirectly, has an interest of more than one half of the voting rights, or otherwise has power to exercise control over the operations, have been consolidated. Subsidiaries are consolidated from the date on which effective control is transferred to the group and are no longer consolidated from the date of disposal.

All material inter-company balances and unrealised surpluses and deficits on transactions between group companies have been eliminated. The accounting policies for subsidiaries are consistent with the policies adopted by the group. Separate disclosure is made of minority interests.

RELATED PARTIES

New Africa Capital Limited does not have a controlling shareholder. Information regarding the major shareholders is provided on page 55 of the investor relations report.

All subsidiaries and associated companies of the group are related parties. A list of the major subsidiaries is included in annexure 1 of the annual financial statements. Details of loans to and from subsidiaries are also provided in note 28.7.

During the year Metropolitan Life Limited acquired New Africa Capital Limited shares as treasury shares, details of which are provided in note 28.6 to the annual financial statements.

There were no material contracts with directors.

INVESTMENT AND OWNER-OCCUPIED PROPERTY

Investment properties are held to earn rentals and for capital appreciation. For these properties, fair values are determined as being the present value of net rental income, discounted for the different types of properties at the market rates applicable at the financial year-end. Selected properties are valued externally, on a three year cycle, to confirm the fair value of the portfolio. Undeveloped land is valued at estimated net realisable value. Properties in the process of being developed are valued at development costs incurred.

Differences in the fair value of investment property are recognised under realised and unrealised changes in market value of investments. These properties are not subject to depreciation.

Owner-occupied properties are held for use in the supply of services or for administrative purposes and for capital appreciation for the benefit of policyholders. Properties occupied more than 30% by the group are classified as owner-occupied. Owner-occupied properties held on behalf of shareholders are depreciated over 50 years on the straight-line basis. These properties are carried at fair value and are valued externally as described above. A non-distributable reserve is created with the revaluation surplus arising from these properties. Owner-occupied properties held on behalf of policyholders are not depreciated as they are held as part of the portfolio of investment assets.

FINANCIAL INSTRUMENTS

Financial instruments include investment assets, receivables and creditors. Marketable securities are recognised on settlement date and all financial instruments are initially recognised at cost; thereafter they are carried at their estimated fair value. All investment assets, except for originated loans, are classified as available-for-sale. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item. Fair value is estimated as follows:

- **Equities**

  The value of listed shares is the closing price ruling on the respective stock exchanges as at the financial year-end while unlisted shares are valued by the directors, using a variety of methods and assumptions that are based on market conditions existing at each balance sheet date.

- **Unit trusts**

  Units in unit trusts are valued at the repurchase value.

- **Derivatives**

  Listed derivative instruments are valued at the South African Futures Exchange ruling price and the value of unlisted derivatives is determined by the directors, using generally accepted models. Derivative instruments are mainly utilised for hedging purposes and are accounted for on the same basis as the items hedged.

  A derivative instrument is recognised as a hedge when the risk hedged can be clearly identified and the effectiveness of the hedge can be demonstrated at different risk positions.

- **Stock and debentures**

  For fixed interest stock and debentures, fair values are determined as being the present value of future interest and capital redemption proceeds, discounted at market rates at financial year-end.

SCRIP LENDING

The group engages in scrip lending with appropriately accredited institutions. The group requires collateral security in the form of cash and/or negotiable certificates of deposit. The equities or bonds on loan and not the collateral security are reflected in the balance sheet of the group at year-end. Scrip lending fees received are included in the income statement as investment income.

TREASURY SHARES

Treasury shares held in a subsidiary are accounted for in accordance with the policies on financial instruments. On consolidation, the treasury shares held are eliminated and presented as a change in equity. No gain or loss is recognised in the income statement on the re-sale, re-issuance or cancellation of these shares. Consideration received on a subsequent sale is similarly presented as a change in equity.

ASSOCIATED COMPANIES

An associated company is one over which the group has the ability to exercise significant influence, but not control, and which it intends to hold as a long-term investment on behalf of shareholders. Investments in associated companies are stated at fair value. The group's share of post-acquisition results of associated companies is incorporated in the financial statements using the equity method of accounting, from the effective dates of their acquisition until the effective dates of their disposal.

Changes in their fair value are included in realised and unrealised changes in the market value of investments, under investment return in the income statement.

INTEREST IN SUBSIDIARY COMPANIES

In the company annual financial statements of New Africa Capital Limited and Metropolitan Life Limited, interests in subsidiaries are accounted for using equity accounting principles. Interests in subsidiaries are shown at net asset value plus unamortised goodwill in the company balance sheet and the company's share of the results of subsidiaries is reflected in the income statement.

INTANGIBLES

- **Goodwill**

  Goodwill, being the excess of the cost of an acquisition over the fair value of the group's share of the net assets of the acquired subsidiary at the date of acquisition, is capitalised as an intangible asset and amortised on the straight-line basis over the years of expected benefit. The useful life is estimated to be ten years for life insurance companies and five years to twenty years for other companies, as considered appropriate. The carrying amount of goodwill is reviewed annually and written down for permanent impairment where it is considered necessary.

- **Computer software development costs**

  Generally, costs associated with developing computer software programmes are recognised as an expense as incurred. However, costs that are clearly associated with an identifiable and unique product or process, which will be controlled by the group and which has probable benefit exceeding the cost beyond one year, are recognised as intangible assets. Associated costs include staff costs of the development team and an appropriate portion of relevant overheads.

  Expenditure which enhances and extends the benefits of computer software programmes beyond their original specifications



and lives is recognised as capital improvement and added to the original cost of the software. Computer software development costs recognised as assets are amortised using the straight-line basis over their useful life, not exceeding a period of 48 months.

The directors assess the carrying value of each intangible asset annually and an adjustment is made for permanent impairment where it is considered necessary.

EQUIPMENT

Furniture and computer equipment is stated at cost less accumulated depreciation. All assets are depreciated on the straight-line basis over their expected economic life, ranging from two and a half to ten years. Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

DEFERRED TAXATION

Deferred taxation is provided for at the current rates of taxation, on material temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes, using the liability method.

Deferred tax assets and liabilities are offset when the income taxes relate to the same fiscal authority and where there is a legal right of offset at settlement. Deferred tax assets, including tax on capital gains, are recognised for tax losses and unused tax credits carried forward only to the extent that realisation of the related tax benefit is probable.

Capital gains tax (CGT) on unrealised and realised gains and on realised losses on shareholders' investments are included in deferred tax in the balance sheet.

PROVISIONS

Provisions are recognised when the group has a present legal or constructive obligation as a result of past events, and it is probable that an outflow of funds will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

Employee entitlements to annual leave and bonuses are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave and bonuses as a result of services rendered by employees up to the balance sheet date.

PENSION AND PROVIDENT FUND OBLIGATIONS

The group provides retirement benefits to employees through defined contribution retirement funds and a defined benefit pension fund. The defined contribution retirement funds are funded by payments at specified contribution rates from employees and by the relevant group companies. Contributions to the defined benefit fund are paid after taking account of the recommendations of the statutory actuary of the fund. The cost relating to future services is assessed using the attained age method. Under this method, the cost of providing pensions is charged to the income statement so as to spread the regular cost over the working lifetime of employees in accordance with the advice of the statutory actuary who carries out a full valuation of the plan every three years.

POST-RETIREMENT MEDICAL AID OBLIGATIONS

The group makes medical aid contributions on behalf of pensioners who retired from the defined benefit pension fund. An accounting provision is made for the future medical aid contributions of these pensioners and for the post-retirement medical aid contributions of the in-service members of the defined benefit pension fund. The entitlement to these benefits is based on the employees remaining in service up to retirement age. The expected costs of these benefits are accrued over the period of employment, using a methodology similar to that for defined benefit pension plans.

These provisions are calculated using actuarial methodologies for the discounted value of contributions and a best estimate of the expected long-term investment returns (discount rate: 12.5%), and taking account of estimated contribution increases (medical inflation rate: 11.0%).

The group has no obligation for post-retirement medical benefits in respect of other pensioners and other in-service members.

The increase or decrease in the accounting provision for these costs is expensed or realised through the income statement.

FOREIGN CURRENCIES

Transactions in foreign currencies are accounted for at the rates of exchange ruling on the date of the transaction. Gains and losses arising from the settlement of such transactions are recognised in the income statement or in the long-term insurance revenue account as appropriate.

Monetary assets and liabilities denominated in foreign currencies are translated into South African currency at the exchange rates ruling at the balance sheet date. Unrealised differences on translation of



these monetary assets and liabilities are recognised in the income statement in the year in which they occur.

Where investments are classified as foreign entities, the financial statements are translated for incorporation into the financial statements of the group on the following bases:

- assets and liabilities at rates of exchange approximating those ruling at the financial year-end
- income statement items at a weighted average rate of exchange during the year.

Exchange differences are taken directly to either the long-term insurance fund or the shareholders' fund as appropriate.

LONG-TERM INSURANCE FUND

The group's liabilities under unmatured policies are calculated annually at the balance sheet date by the statutory actuaries in accordance with the guideline for financial soundness valuation issued by the Actuarial Society of South Africa, which approximates fair value. The assumptions of the policyholders' liabilities are set out in the notes to the statement of actuarial values of assets and liabilities.

The revenue less outgo in the revenue account is reflected in the long-term insurance fund and represents the net cash flow received by the fund.

PREMIUM INCOME

Where annual premiums on individual life policies are paid in instalments, the outstanding balance of the annual premiums, after providing for anticipated policy lapses, is recognised as premium income. Employee benefit and group scheme premiums are recognised when reasonably assured of collection in terms of the policy contract. Premium income is shown net of re-insurance premiums.

INVESTMENT RETURN

Investment return comprises dividends, interest, net rental income, income from associates and realised and unrealised changes in market value of investments.

Dividend income includes shares received in terms of capitalisation issues, irrespective of whether there is an option to receive cash in lieu of shares, and is accounted for on a last day to register basis in respect of listed shares, and when declared in respect of unlisted shares.

Net rental income, including rental income in respect of properties owned and occupied by the group, comprises rental income net of property expenses.

Realised and unrealised changes in the market value of investments are recognised in the income statement in the period in which they arise.

POLICYHOLDERS' BENEFITS PAID

Payments to policyholders are shown net of re-insurance recoveries and are recognised when claims are intimated.

SALES REMUNERATION

Individual policies' sales remuneration includes all commission and expenses directly related to commission payable in the production of business. Employee benefit and group scheme policies' sales remuneration includes commission and bonuses payable.

ADMINISTRATION EXPENSES

Administration expenses include indirect taxes such as transitional council levies, value-added tax, revenue stamps payable on insurance policies and rental of space occupied in own buildings that are held mainly as property investments for policyholders.

CASH AND CASH EQUIVALENTS

For the purpose of the cash flow statement, cash and cash equivalents comprise balances with bankers, funds on deposit and other money market instruments.

SEGMENTAL REPORTING

The group is structured into the following main operating segments: retail, corporate, international and health. Primary segmental reporting is based on the type of business and correlates with the activities of the main operating divisions. The retail segment sells life insurance products. The corporate segment sells employee benefit products and includes asset management, property administration and unit trust administration. The international segment sells life insurance and employee benefit products, and administers health schemes and unit trusts outside South Africa. The health administration segment administers health schemes.

Secondary segmental reporting is based on geographical segmentation. The retail, corporate and health primary segments are operational in South Africa, the group's home country. Only the international business segment is operational in Namibia and Botswana. The group also operates in Lesotho through Metropolitan Life Limited.

COMPARATIVE FIGURES

Where necessary, comparative figures have been adjusted to conform to changes in presentation in the current year.

		GROUP		METROPOLITAN LIFE LTD	
		2002 Rm	2001 Rm	2002 Rm	2001 Rm
1	**INVESTMENT ASSETS**				
	Segmental analysis				
	Metropolitan Life	**25 859**	22 459		
	Metropolitan Odyssey	**1 330**	1 429		
	Commercial Union Life	**314**	4 931		
	Metropolitan Namibia	**711**	700		
	Metropolitan Botswana	**203**	167		
	Asset management	**1 004**	1 070		
	Health administration	**29**	113		
	Holding company	**829**	932		
		30 279	31 801		

The group holds foreign investments in equities of R2 billion (2001: R5 billion), funds on deposit of R800 million (2001: R339 million) and gilts of R605 million (2001: R3 million).

		GROUP 2002 Rm	GROUP 2001 Rm	METROPOLITAN LIFE LTD 2002 Rm	METROPOLITAN LIFE LTD 2001 Rm
2	**INVESTMENT PROPERTY**				
	At the end of the year investment property comprised the following property types				
	Industrial	**154**	170	**121**	80
	Shopping malls	**1 151**	1 096	**548**	518
	Office buildings	**869**	917	**447**	435
	Hotels	**58**	56	**3**	-
	Other	**20**	22	**6**	7
	Vacant land	**26**	26	**-**	6
		2 278	2 287	**1 125**	1 046
2.1	**Completed properties and vacant land**				
	Fair value at beginning of year	**1 886**	1 948	**689**	725
	Additions	**1**	11	**121**	-
	Acquisition of life business	**-**	-	**120**	-
	Capitalised subsequent expenditure	**1**	11	**1**	-
	Disposals	**(25)**	(89)	**(17)**	(14)
	Revaluation	**64**	8	**27**	(22)
	Transfer to owner-occupied properties	**(26)**	-	**(6)**	-
	Transfers from properties under development	**-**	8	**-**	-
	Fair value at end of year	**1 900**	1 886	**814**	689
2.2	**Properties under development**				
	Cost at beginning of year	**-**	8	**-**	-
	Transfer to completed properties	**-**	(8)	**-**	-
	Cost at end of year	**-**	-	**-**	-
2.3	**Owner-occupied properties**				
	Fair value at beginning of year	**401**	421	**357**	372
	Revaluation	**(49)**	(20)	**(52)**	(15)
	Transfer from completed properties	**26**	-	**6**	-
	Fair value at end of year	**378**	401	**311**	357

	GROUP		METROPOLITAN LIFE LTD	
	2002 Rm	2001 Rm	2002 Rm	2001 Rm
2 INVESTMENT PROPERTY (continued)				
2.4 Total investment properties				
Land and buildings	**2 278**	2 287	**1 125**	1 046
Property trust units	**49**	35	**-**	-
	2 327	2 322	**1 125**	1 046

A register of investment property is available for inspection at the company's registered office.

	GROUP		METROPOLITAN LIFE LTD	
	2002 Rm	2001 Rm	2002 Rm	2001 Rm
3 EQUITIES				
3.1 Equities per balance sheet				
Listed shares and unit trust units	**15 562**	20 767	**13 648**	15 309
Unlisted shares	**1 877**	157	**1 770**	105
Shares in associated companies	**-**	45		
	17 439	20 969	**15 418**	15 414
Segmental analysis				
Metropolitan Life	**15 170**	15 192		
Metropolitan Odyssey	**931**	1 107		
Commercial Union Life	**-**	3 258		
Metropolitan Namibia	**498**	521		
Metropolitan Botswana	**145**	107		
Asset management	**50**	40		
Holding company	**645**	744		
	17 439	20 969		

A schedule of equity investments is available for inspection at the company's registered office.

	2002 %	2001 %	2002 %	2001 %
Sectorial composition of listed equity investments				
Basic industries	**1.4**		**1.2**	
Cyclical consumer goods	**5.2**		**5.3**	
Cyclical services	**8.7**		**9.0**	
Financials	**24.9**		**24.8**	
General industrials	**4.2**		**4.1**	
Information technology	**1.1**		**1.0**	
Non-cyclical consumer goods	**5.9**		**5.9**	
Non-cyclical services	**8.2**		**8.0**	
Resources	**40.4**		**40.7**	
Mining resources *		32.6		33.5
Non-mining resources *		5.7		5.8
Financial *		24.5		24.1
Industrial *		33.8		34.2
Real estate *		2.0		0.7
Non-main board *		1.4		1.7
	100.0	100.0	**100.0**	100.0

** During 2002 the JSE Securities Exchange South Africa changed the main dealing board classifications to those listed above. The 2001 classifications are therefore not comparable to those of 2002.*



	GROUP			
	2002 %	2002 Rm	2001 %	2001 Rm
3 EQUITIES (continued)				
The group's ten largest equity holdings are				
Anglo American Plc	**8.1**	**1 417**	9.0	1 897
Billiton Plc	**4.9**	**848**	5.3	1 118
Johnnies Industrial Corporation Ltd #	**4.6**	**809**	3.9	813
Sasol Ltd	**4.5**	**777**	3.3	692
Gencor Ltd	**3.9**	**672**	2.6	555
Standard Bank Investment Corporation Ltd	**3.5**	**615**	3.1	643
Richemont Securities AG	**3.2**	**551**	4.6	961
FirstRand Ltd	**2.7**	**477**	2.7	560
Anglo American Platinum Corporation Ltd	**2.7**	**474**	3.7	783
South African Breweries Miller Plc	**2.6**	**458**	2.5	520
	40.7	**7 098**	40.7	8 542

 # Held directly and indirectly

3.2 Investment in associated company of the group

The group had no material investments in associated companies during 2002. During 2001 the group had a 61.5% investment in Union Alliance Financial Services (Pty) Ltd (UAFS) at a directors' valuation of R45 million. The financial information of UAFS was not material to the group and was therefore not disclosed. This investment was sold during 2002.

	GROUP		METROPOLITAN LIFE LTD	
	2002 Rm	2001 Rm	2002 Rm	2001 Rm
4 INTEREST IN SUBSIDIARIES				
Shares at directors' valuation			**380**	343
Property subsidiaries			**358**	321
Investment subsidiaries			**22**	22
Indebtedness by subsidiaries			**712**	585
Property subsidiaries			**735**	582
Investment subsidiaries			**(23)**	3
			1 092	928
5 EQUIPMENT				
Cost	**470**	425	**324**	287
Accumulated depreciation	**(344)**	(278)	**(238)**	(201)
Carrying amount	**126**	147	**86**	86
Opening carrying amount	**147**	131	**86**	74
Additions	**59**	86	**36**	50
Acquisition of life business			**2**	-
Assets written off	**(14)**	(2)	**(1)**	-
Depreciation charge	**(66)**	(68)	**(37)**	(38)
Closing carrying amount	**126**	147	**86**	86

Equipment comprises furniture and computer equipment.

	GROUP		METROPOLITAN LIFE LTD	
	2002 Rm	2001 Rm	2002 Rm	2001 Rm
6 INTANGIBLES				
6.1 Goodwill				
Cost	**553**	487	**107**	-
Accumulated amortisation	**(164)**	(112)	**(15)**	-
Carrying amount	**389**	375	**92**	-
Opening carrying amount	**375**	410	**-**	-
Goodwill in respect of subsidiaries acquired	**66**		**-**	-
Goodwill acquired	**-**	7	**107**	-
Amortisation charge	**(52)**	(42)	**(15)**	-
Closing carrying amount	**389**	375	**92**	-
Segmental analysis				
Metropolitan Life Limited	**49**	-		
Metropolitan Odyssey	**84**	98		
Commercial Union Life	**-**	56		
Health administration	**256**	221		
	389	375		

Intangibles with a cost of R230 million are written off over 10 years, R248 million over 20 years and the balance of R73 million over five years.

	GROUP 2002 Rm	GROUP 2001 Rm	METROPOLITAN LIFE LTD 2002 Rm	METROPOLITAN LIFE LTD 2001 Rm
6.2 Computer software development costs				
Internally developed computer software				
Cost	**146**	106	**146**	106
Accumulated depreciation	**(49)**	(35)	**(49)**	(35)
Carrying amount	**97**	71	**97**	71
Opening carrying amount	**71**	48	**71**	48
Developments capitalised during year	**40**	33	**40**	33
Depreciation charge	**(14)**	(10)	**(14)**	(10)
Closing carrying amount	**97**	71	**97**	71
6.3 Total goodwill and computer software	**486**	446	**189**	71
7 DEFERRED TAX				
The following amounts are disclosed in the balance sheet				
Deferred tax asset	**40**	7	**30**	-
Accruals and provisions	**6**	2	**-**	-
Capital gains tax	**30**	-	**30**	-
Tax losses	**4**	5	**-**	-
Deferred tax liability	**(10)**	(124)	**-**	(105)
Capital gains tax	**(9)**	(124)	**-**	(105)
Accruals and provisions	**(1)**	-	**-**	-
	30	(117)	**30**	(105)

	GROUP		METROPOLITAN LIFE LTD	
	2002	2001	**2002**	2001
	Rm	Rm	**Rm**	Rm
7 DEFERRED TAX (continued)				
The movements in deferred income tax are as follows				
At beginning of year	**(117)**	(95)	**(105)**	(95)
Acquisition of life business			**16**	-
Transitional tax on long-term insurers	**-**	95	**-**	95
Capital gains tax	**145**	(124)	**119**	(105)
Accruals and provisions	**3**	2	**-**	-
Tax losses	**(1)**	5	**-**	-
At end of year	**30**	(117)	**30**	(105)

No deferred tax liability has been raised for policyholder capital gains tax as the estimated tax loss exceeds the capital gain.

8 CURRENT ASSETS				
Deferred and arrear premiums	**872**	974	**760**	857
Accounts receivable	**317**	240	**183**	80
Bank balances	**279**	211	**226**	69
	1 468	1 425	**1 169**	1 006
9 SHARE CAPITAL				
Authorised share capital				
1 billion ordinary shares of 0.0001 cents each	**-**	-		
1 billion ordinary shares of 43.1 cents each			**431**	431
Issued share capital and premium				
Nominal value of shares in issue				
Nominal value of 0.0001 cents per share	**-**	-		
Nominal value of 43.1 cents per share			**314**	314
Share premium	**2 463**	2 439	**310**	310
Treasury shares purchased	**(344)**	(234)		
	2 119	2 205	**624**	624
Number of ordinary shares in issue (million)				
Balance at beginning of year	**700**	-	**728**	712
Subdivision of ordinary shares		100		
Share repurchase and cancellation		(100)		
Shares issued in terms of scheme of arrangement		728		
Shares issued to share schemes	**27**	-		16
Shares repurchased and cancelled (sec 89)	**(20)**	-		
Treasury shares purchased (sec 89)	**(13)**	(28)		
Balance at end of year	**694**	700	**728**	728

	GROUP		METROPOLITAN LIFE LTD	
	2002 Rm	2001 Rm	2002 Rm	2001 Rm
9 SHARE CAPITAL (continued)				
Distribution of ordinary shares in issue (million)				
Public	**592**	624		
Directors and management	**4**	5		
Group policyholders' funds	**32**	32		
Share purchase scheme	**59**	33		
Share incentive scheme	**7**	6		
New Africa Capital Ltd			**728**	728
	694	700	**728**	728

All the unissued shares are under the control of the directors in terms of a general authority to allot and issue them on such terms and conditions and at such times as they deem fit. This authority expires at the forthcoming annual general meeting of the company.

	2002 Rm	2001 Rm	2002 Rm	2001 Rm
10 LONG-TERM INSURANCE FUND				
Fund at beginning of year	**27 048**	25 763	**20 355**	18 917
Revenue less outgo per revenue account	**(694)**	4 493	**(606)**	4 437
Income from insurance business (page 84)	**236**	(674)	**177**	(594)
Acquisition of life business			**4 658**	
Transfer from foreign currency translation reserve	**10**			
Transfer to shareholders' funds	**-**	(2 534)	**-**	(2 405)
Fund at end of year	**26 600**	27 048	**24 584**	20 355

No deferred tax liability has been raised for policyholder capital gains tax as the estimated tax loss exceeds the capital gain.

	2002 Rm	2001 Rm	2002 Rm	2001 Rm
Segmental analysis				
Metropolitan Life	**24 584**	20 355		
Metropolitan Odyssey	**1 207**	1 279		
Commercial Union Life	**-**	4 685		
Metropolitan Namibia	**628**	609		
Metropolitan Botswana	**181**	120		
	26 600	27 048		
Actuarial liabilities under unmatured policies				
Market-related (linked) business	**6 116**	5 247	**5 241**	3 661
Smoothed bonus business	**12 331**	14 097	**11 796**	12 116
Reversionary bonus business	**3 040**	3 548	**2 927**	2 106
Non-profit business	**4 370**	3 308	**3 877**	2 472
	25 857	26 200	**23 841**	20 355

	2002 Rm	2001 Rm	2002 Rm	2001 Rm
11 OTHER CURRENT LIABILITIES				
Claims in the process of settlement	**658**	537	**609**	403
Premiums paid in advance	**109**	62	**103**	52
Accounts payable	**367**	427	**235**	231
	1 134	1 026	**947**	686



	GROUP		METROPOLITAN LIFE LTD	
	2002 Rm	2001 Rm	**2002 Rm**	2001 Rm
12 PROVISION FOR TAX				
Provision for tax comprises				
South African normal tax	**107**	160	**74**	136
Foreign tax	**4**	3	**(1)**	(1)
Retirement fund tax	**6**	17	**6**	7
Transitional levy		95		95
	117	275	**79**	237
Opening balance	**275**	127	**237**	105
Acquisition of life business			**14**	-
Charged to income statement	**166**	220	**123**	192
Additional provisions	**238**	248	**195**	212
Unused amounts reversed	**(72)**	(28)	**(72)**	(20)
Utilised during year	**(324)**	(72)	**(295)**	(60)
Closing balance	**117**	275	**79**	237
13 PROVISION FOR LIABILITIES AND CHARGES				
Provisions comprise				
Post-retirement medical benefits	**116**	101	**108**	98
Annual leave pay	**40**	36	**26**	23
Staff bonuses	**1**	32	**-**	22
	157	169	**134**	143
Opening balance	**169**	134	**143**	122
Acquisition of life business			**1**	-
Charged to income statement	**24**	38	**22**	24
Additional provisions	**45**	48	**34**	32
Unused amounts reversed	**(21)**	(10)	**(12)**	(8)
Utilised during year	**(36)**	(3)	**(32)**	(3)
Closing balance	**157**	169	**134**	143

Past practice in respect of bonus payments was redefined during 2001/2002. As a result no legal or constructive obligation existed in respect of staff bonuses at the 2002 year-end.

	GROUP 2002 Rm	GROUP 2001 Rm	METROPOLITAN LIFE LTD 2002 Rm	METROPOLITAN LIFE LTD 2001 Rm
14 INCOME FROM ADMINISTRATION BUSINESS				
14.1 Revenue				
Administration fees received	**379**	398		
Asset management	**103**	98		
Health administration	**276**	300		
Investment return	**23**	23		
Dividends received - listed equities	**1**	2		
Interest received	**18**	14		
Realised and unrealised changes in market value of investment assets	**4**	7		
	402	421		
14.2 Administration expenses				
Depreciation - equipment	**26**	26		
Auditors' remuneration	**1**	2		
Consulting fees	**10**	8		
Management fees	**3**	3		
Marketing costs	**13**	3		
Sales remuneration	**1**	-		
Staff costs	**167**	168		
Other expenses	**115**	168		
	336	378		
Staff costs				
Salaries	**149**	153		
Defined contribution retirement fund	**13**	11		
Training costs	**2**	3		
Other	**3**	1		
	167	168		

15 INCOME FROM HOLDING COMPANY

Holding company revenue and expenses are detailed on page 130 of the annual financial statements of New Africa Capital Limited.

	GROUP 2002 Rm	GROUP 2001 Rm	METROPOLITAN LIFE LTD 2002 Rm	METROPOLITAN LIFE LTD 2001 Rm
16 TAX				
16.1 Policyholders' tax paid				
South African tax				
Normal - current year	**(11)**	-	**(11)**	-
Deferred - current year	**(16)**	-	**(16)**	-
- prior year	**12**	-	**-**	-
Foreign countries	**6**	5	**-**	-
Tax on retirement funds	**26**	39	**24**	32
	17	44	**(3)**	32



	GROUP		METROPOLITAN LIFE LTD	
	2002 Rm	**2001 Rm**	**2002 Rm**	**2001 Rm**
16 TAX (continued)				
16.2 Shareholders' tax paid				
South African tax				
Normal - current year	**178**	209	**149**	188
- prior year	**(59)**	(28)	**(59)**	(20)
Deferred - current year	**(123)**	22	**(135)**	10
- prior year	**3**	-	**-**	-
Foreign countries	**6**	2		
Secondary tax on companies	**20**	(7)	**20**	(7)
	25	198	**(25)**	171
Shareholders' tax rate reconciliation	**%**	%	**%**	%
Tax calculated at the standard rate of South African tax on core headline earnings	**30.0**	30.0	**30.0**	30.0
Prior year reversals	**(10.4)**	(6.4)	**(11.3)**	(5.8)
CGT – realised profits	**4.9**	-	**-**	-
Non-taxable items and tax losses	**(2.6)**	(3.4)	**(1.5)**	(2.9)
Tax charge on core headline earnings	**21.9**	20.2	**17.2**	21.3

17 EARNINGS PER SHARE

For the life insurance companies, the surplus arising during the year is analysed into operating profit, investment income on the excess, capital appreciation on the excess, investment variances and basis changes.

The movement in the surplus represents the distributable shareholders' earnings for the year for each life company, apart from the 90:10 fund in Metropolitan Life Limited (2001: Commercial Union Life Assurance Company of SA Limited). The distributable earnings for the 90:10 fund are principally a fixed proportion of the cost of bonuses payable to policyholders.

The company operating profit includes an appropriate share of the earnings of the subsidiary companies.

As a result of the change in the earnings accounting policy as set out on page 101, the 2001 earnings and the transfer from the long-term insurance fund are restated as follows:

	GROUP		METROPOLITAN LIFE LTD	
	Earnings 2001 Rm	**Transfer from long-term insurance fund 2001 Rm**	**Earnings 2001 Rm**	**Transfer from long-term insurance fund 2001 Rm**
As previously stated	385	2 619	330	2 498
Change in accounting policy	85	(85)	93	(93)
	470	2 534	423	2 405

The calculation of the earnings per share is based on a loss of R385 million (2001: profit R470 million) and a weighted average of 684 million (2001: 722 million) ordinary shares in issue. This calculation takes into account the shares issued in terms of both share schemes as well as the treasury shares repurchased.

	GROUP		METROPOLITAN LIFE LTD	
	2002 Rm	2001 Rm	2002 Rm	2001 Rm
17 EARNINGS PER SHARE (continued)				
Reconciliation of core headline earnings				
Earnings per income statement	(385)	470		
Goodwill amortised	52	42		
Headline earnings	(333)	512		
Capital depreciation/(appreciation) on excess	874	(172)		
Deferred tax (CGT)	(145)	124		
Basis changes and investment variances	(18)	(85)		
Core headline earnings	378	379		
18 PREMIUM INCOME				
Recurring premiums	4 332	4 087	3 623	3 158
Individual life	3 270	3 022	2 588	2 256
Employee benefits	1 278	1 173	1 171	941
Re-insurance	(216)	(108)	(136)	(39)
Single premiums	2 492	2 922	2 384	2 755
Individual life	930	1 052	828	915
Employee benefits	1 562	1 870	1 556	1 840
	6 824	7 009	6 007	5 913
Segmental analysis				
Metropolitan Life	5 997	5 913		
Metropolitan Odyssey	333	329		
Commercial Union Life	-	359		
Metropolitan Namibia	313	296		
Metropolitan Botswana	181	112		
	6 824	7 009		



	GROUP 2002 Rm	GROUP 2001 Rm	METROPOLITAN LIFE LTD 2002 Rm	METROPOLITAN LIFE LTD 2001 Rm
19 INVESTMENT RETURN				
Administration fees received	**10**	10	**9**	10
Dividends received - listed shares	**457**	540	**431**	390
Dividends received - unlisted shares	**2**	6	**3**	4
Interest received	**909**	805	**841**	582
Net rentals	**236**	248	**229**	208
Rental income	**374**	374	**216**	190
Rental income - owner-occupied properties	**43**	56	**31**	44
Direct operating expenses	**(181)**	(182)	**(18)**	(26)
Scrip lending fees	**3**	4	**3**	3
Foreign exchange differences	**281**	711	**294**	492
Realised and unrealised changes in market value of investments	**(3 129)**	1 017	**(2 844)**	758
	(1 231)	3 341	**(1 034)**	2 447
Depreciation included in net rentals	**6**	6	**3**	3
Fees paid to asset managers included in investment return	**63**	59	**58**	50
20 POLICYHOLDERS' BENEFITS PAID				
Individual life	**2 537**	2 432	**2 154**	1 718
Death and disability claims	**661**	634	**600**	548
Maturity claims	**603**	515	**494**	311
Annuities	**378**	325	**338**	219
Surrenders	**935**	983	**744**	650
Re-insurance	**(40)**	(25)	**(22)**	(10)
Employee benefits	**2 384**	2 068	**2 312**	1 172
Death and disability claims	**342**	287	**291**	205
Maturity claims	**141**	230	**138**	190
Annuities	**199**	89	**197**	83
Withdrawal benefits	**339**	247	**325**	152
Terminations	**1 423**	1 252	**1 415**	559
Re-insurance	**(60)**	(37)	**(54)**	(17)
	4 921	4 500	**4 466**	2 890
Segmental analysis				
Metropolitan Life	**4 468**	2 890		
Metropolitan Odyssey	**228**	210		
Commercial Union Life	**-**	1 202		
Metropolitan Namibia	**180**	163		
Metropolitan Botswana	**45**	35		
	4 921	4 500		

	GROUP		METROPOLITAN LIFE LTD	
	2002 Rm	2001 Rm	2002 Rm	2001 Rm
21 SALES AND DISTRIBUTION COSTS				
Sales remuneration	**477**	409	**368**	306
Distribution costs	**165**	166	**137**	142
	642	575	**505**	448
Staff costs included in distribution costs				
Salaries	**37**	40	**35**	36
Defined contribution retirement fund	**4**	3	**3**	3
Training costs	**2**	4	**1**	4
Other	**-**	1	**-**	1
	43	48	**39**	44
Segmental analysis				
Metropolitan Life	**505**	448		
Metropolitan Odyssey	**59**	43		
Commercial Union Life	**-**	14		
Metropolitan Namibia	**43**	43		
Metropolitan Botswana	**35**	27		
	642	575		
22 ADMINISTRATION EXPENSES				
Directors' emoluments			**3**	5
Executive - annual package			**3**	4
Non-executive - fees for services			**-**	1
Depreciation				
Computer software development	**14**	10	**14**	10
Equipment	**40**	42	**37**	38
Auditors' remuneration - audit fees	**2**	-	**2**	-
- services	**2**	2	**1**	2
Consulting fees	**38**	35	**32**	29
Management fee - NAIL	**-**	2	**-**	2
Marketing costs	**49**	66	**45**	63
Staff costs	**335**	346	**298**	295
Transitional Council levies	**4**	5	**3**	4
Stamp duty	**19**	14	**14**	9
Value-added tax	**71**	73	**62**	54
Other expenses	**133**	143	**100**	42
	707	738	**611**	553
Staff costs				
Salaries	**286**	297	**256**	254
Defined benefit retirement fund	**1**	1	**1**	1
Defined contribution retirement fund	**25**	22	**22**	18
Training costs	**15**	19	**14**	18
Other	**8**	7	**5**	4
	335	346	**298**	295



	GROUP		METROPOLITAN LIFE LTD	
	2002 Rm	2001 Rm	2002 Rm	2001 Rm
23 NOTES TO THE CASH FLOW STATEMENT				
23.1 Non-cash items				
Depreciation - equipment	**66**	68	**37**	38
- intangibles	**14**	10	**14**	10
- investment property	**6**	6	**3**	3
Foreign exchange difference	**(14)**	21		
Market value adjustment to cash items	**(23)**	(56)	**(21)**	-
Dividend in specie				(1 839)
Revenue less outgo – revenue account	**(694)**	4 493	**(606)**	4 437
Income from insurance business	**236**	(674)	**177**	(594)
	(409)	3 868	**(396)**	2 055
23.2 Changes in current assets				
Deferred and arrear premiums	**102**	(140)	**97**	(130)
Accounts receivable	**(77)**	(30)	**(103)**	22
Acquisition of life business			**44**	-
	25	(170)	**38**	(108)
23.3 Changes in current liabilities				
Claims in the process of settlement	**121**	99	**206**	90
Premiums paid in advance	**47**	13	**51**	12
Accounts payable	**(60)**	114	**4**	51
Provision for liabilities and charges	**(12)**	35	**(9)**	21
Acquisition of life business			**(127)**	-
	96	261	**125**	174
23.4 Tax paid				
Due at beginning of year	**(392)**	(222)	**(342)**	(200)
Tax paid and provided during year	**(42)**	(242)	**28**	(203)
Acquisition of life business			**(30)**	-
Due at end of year	**87**	392	**49**	342
	(347)	(72)	**(295)**	(61)
23.5 Dividend paid				
Due at beginning of year	**-**	(176)	**-**	(176)
Dividend declared for year	**(287)**	(108)	**(311)**	(108)
Due at end of year	**-**	-	**-**	-
	(287)	(284)	**(311)**	(284)

	GROUP		METROPOLITAN LIFE LTD	
	2002 Rm	2001 Rm	2002 Rm	2001 Rm
23 NOTES TO THE CASH FLOW STATEMENT (continued)				
23.6 Acquisition of life business				
On 1 January 2002 Metropolitan Life Ltd acquired the life business from Commercial Union Life Assurance Company South Africa Ltd.				
Purchase consideration:				
Cash paid			**313**	
Fair value of assets acquired			**(206)**	
Goodwill			**107**	
The assets and liabilities arising from the acquisition are as follows:				
Cash and cash equivalents			**564**	
Investment assets			**4 411**	
Equipment			**2**	
Current assets			**44**	
Current liabilities			**(127)**	
Provision for tax			**(14)**	
Long-term insurance fund			**(4 658)**	
Deferred tax			**(16)**	
Fair value of net assets			**206**	
Goodwill			**107**	
Total purchase consideration			**313**	
Cash and cash equivalents in net assets acquired			**(564)**	
Cash inflow on acquisition			**(251)**	
23.7 Cash resources and funds on deposit				
Funds on deposit and other money market instruments	**3 084**	2 914	**2 421**	1 876
Bank balances	**279**	211	**226**	69
	3 363	3 125	**2 647**	1 945
24 STAFF SHARE SCHEMES				
24.1 Share purchase scheme for senior staff				
Number of shares unissued (million)			**23**	49
Shares available for issue			**82**	81
Shares held by participants and trust			**(59)**	(32)
Total amount due by participants to trust for loans granted to take up shares			**461**	298
Loan from Metropolitan Life Ltd to the purchase scheme trust			**461**	297

Both loans to the participants and the loan from Metropolitan Life Ltd bear interest at the official rate for fringe benefits.



	GROUP		METROPOLITAN LIFE LTD	
	2002 Rm	2001 Rm	**2002 Rm**	2001 Rm
24 STAFF SHARE SCHEMES (continued)				
24.2 Share incentive scheme for other staff				
Number of shares unissued (million)			**33**	34
Shares available for issue			**40**	40
Shares held by participants and trust			**(7)**	(6)
Total amount due by participants to trust for loans granted to take up shares			**58**	53
Loan from Metropolitan Life Ltd to the incentive scheme trust			**56**	58

Both loans to participants and the loan from Metropolitan Life Ltd are interest free.

24.3 The recoverability of both loans from Metropolitan Life Ltd are guaranteed by New Africa Capital Ltd as set out in its financial statements in note 14 on page 131. These loans have been written down in the group financial statements by the value of this guarantee as at the year-end (R91 million).

25 PENSION AND PROVIDENT SCHEMES

The group operates retirement funds to provide retirement benefits for the majority of its employees. All eligible employees are members of either a defined benefit or a defined contribution fund. The assets of these funds are held in administered trust funds. Fund assets consist of policies of insurance issued by insurance companies in the New Africa Capital group. The Pension Funds Act, 1956 is the main legislation governing the schemes.

All in-service members of the defined benefit pension fund were given an option to transfer to a new defined contribution retirement fund at its commencement on 1 April 1999. About 7% of the active membership chose to remain in the defined benefit fund. The fund became closed to new members at that date. At 31 December 2002 the fund had 136 active members (2001: 162) (2.3% of the group's total employees) and 935 pensioners (2001: 937).

The defined benefit scheme is valued actuarially at an interval of three years, using the attained age method. The attained age method is widely accepted as the most appropriate funding method to apply in the case of a closed defined benefit fund. A valuation was carried out as at 1 April 1999 and the next valuation, as at 1 April 2002, is currently being completed. At the previous valuation, the statutory actuary certified the scheme to be in a sound financial position, with a funding level of 116.3%. At 31 December 2002, the market value of the scheme assets was R310 million (2001: R352 million). New legislation (Pension Funds Second Amendment Act, 2001) was introduced with effect from 7 December 2001, which will affect the method of dealing with surpluses in retirement funds. However, further regulations are still awaited before the full impact of the legislation can be assessed.

Annual financial reviews are carried out on the defined contribution fund. The previous review was carried out as at 1 April 2002. Under a defined contribution fund, the liabilities of the fund are equal to the assets. At 31 December 2002, the matched liabilities were R1 091 million (2001: R1 215 million).

The amount recognised as an expense for each scheme during the year is disclosed in the notes to the income statement.

26 CAPITAL COMMITMENTS

	GROUP 2002 Rm	GROUP 2001 Rm	METROPOLITAN LIFE LTD 2002 Rm	METROPOLITAN LIFE LTD 2001 Rm
Authorised but not contracted	**14**	16	**-**	-
Authorised and contracted	**12**	17	**11**	17
	26	33	**11**	17

The above commitments are in respect of furniture, computer equipment and promotions. These commitments will be financed from internal sources.

27 CONTINGENT LIABILITIES

In July 2002 the group was made aware of a potential claim arising against Metropolitan Health (Proprietary) Limited to be instituted by the liquidator of Publiserve Medical Scheme up to a maximum of R10 million. Senior counsel has been consulted and considering the developments to date, the directors believe that no material liability will arise.

The group is party to legal proceedings in the normal course of business and appropriate provisions are made when losses are expected to materialise.

28 RELATED PARTY TRANSACTIONS

28.1 Holding company

New Africa Capital Limited is the ultimate holding company in the New Africa Capital group. The shares are widely held by public and non-public shareholders. Refer to the shareholders' profile on page 55 in the investor relations report.

28.2 Transactions with directors

Remuneration is paid to directors in the form of fees to non-executive directors and remuneration to executive directors of the company. All these transactions are disclosed in the directors' report and corporate governance report on page 52.

28.3 Policy administration

Certain companies in the group carry out third party policy and other administration activities for other related companies in the group. These transactions are entered into in the normal course of business, under terms that are no more favourable than those arranged with third parties.

28.4 Staff share schemes

Loans were advanced to the two share schemes and to the participants in the schemes. Amounts outstanding at the end of the year are shown in note 24.

28.5 Property lease agreements

Certain related parties of the group are lessees in terms of arm's length property lease agreements with Metropolitan Life Limited or its property subsidiaries. Rental income by Metropolitan Life Limited and its subsidiaries from group companies for the year ended 31 December 2002 amounted to R41 million (2001: R53 million).

28.6 Treasury shares

Metropolitan Life Limited bought New Africa Capital Limited shares as treasury shares during 2001 and 2002. Below is a summary of activity in respect of the shares that were purchased.

Month	Number of shares '000	Average price per share (cents)	Total cost Rm
September 2001	248	844.9	2
October 2001	11 568	869.7	101
November 2001	5 683	866.5	49
December 2001	10 225	803.4	82
January 2002	12 966	846.9	110
	40 690		344



28 RELATED PARTY TRANSACTIONS (continued)

28.7 Transactions with subsidiaries

Loans were advanced between Metropolitan Life Limited, its subsidiaries and fellow subsidiaries as funding. Set out below is a list of loans to/(from) subsidiaries and fellow subsidiaries included in debentures and loans and in interest in subsidiaries in the balance sheet of Metropolitan Life Limited.

Company	Indebtedness by/(to) companies 2002 Rm	2001 Rm
Metropolitan Life property subsidiaries	**735**	583
Investment subsidiaries	**(16)**	32
Unit trust management subsidiaries	**25**	33
Health subsidiaries	**35**	29
Asset management subsidiaries	**(40)**	(28)
Commercial Union Life Assurance Company of South Africa Ltd	**-**	19
Metropolitan Odyssey Ltd	**54**	-
Metropolitan Life (Namibia) Ltd	**11**	15
Metropolitan Life of Botswana Ltd	**2**	1
New Africa Capital Ltd	**(78)**	-
	728	684

29 FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

A compliance officer monitors group compliance with regulatory requirements as well as investment mandates. This function, together with the risk management committee, addresses these pervasive requirements and monitors practices of best corporate governance.

The more important financial risks to which the group is exposed and the ways in which they are managed are described below.

Capital adequacy

The group must maintain a capital balance that will be at least sufficient to meet obligations in the event of substantial deviations from the main risk assumptions affecting the group's business. These capital adequacy requirements are determined according to the generally accepted actuarial principles in terms of the guidelines issued by the Actuarial Society of South Africa. At 31 December 2002, the minimum capital adequacy requirement for the group was covered 2.9 times (2001: 4.3 times) after the share buy-back.

Matching of assets to liabilities

Mismatch risk is the risk that the liabilities to policyholders are not matched with appropriate types of assets.

Assets and liabilities are stated at fair value in the financial statements. Assets are valued at fair value as disclosed in the accounting policies on pages 101 to 104 while liabilities are valued in accordance with the assumptions set out in the group statement of actuarial values on pages 84 to 88 of these financial statements.

The New Africa Capital investment committee is responsible for establishing and monitoring investment mandates for the group.

Mandates have been in place for a number of years in respect of major liability classes such as linked business, guaranteed endowments and annuity business. During the 2002 financial year more specific mandates were developed for the remaining liability classes, namely with-profit and non-profit non-linked business, and for the assets backing the excess.

29 FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Credit risk

Credit risk is the risk that a counter party to a financial instrument will fail to discharge an obligation and cause the group to incur a financial loss.

Fair values of investments may be affected by the creditworthiness of the issuer of securities. The credit risk exposure policy is formally defined such that the exposure to any institution in which the group has placed deposits, or to which it has credit risk exposure, is limited to the lower of 25% of the institution's shareholders' funds, 2.5% of the group's assets at market value and 2.5% of the institution's total assets. For institutions with an "A" category credit rating by New Africa Capital, the limits are 50% of the institution's shareholders' funds, 5% of the group's assets at market value and 5% of the institution's total assets. Where the group has strong collateral in respect of its exposure to the institution (ie immediately convertible to cash even though the institution may already be in curatorship or under liquidation), the exposure is reduced by this collateral to determine whether the group is within the limits as set out above.

Currency risk

Currency risk is the risk that the rand value of a financial instrument, as in the case of investment assets, will fluctuate due to changes in foreign exchange rates.

The group has unit trusts and cash invested offshore which are denominated in foreign currency. These investments were made for the purpose of obtaining a favourable international exposure to foreign currency and to investment value fluctuations in terms of investment mandates.

Equity risk

Equity risk is the risk that the value of a financial instrument will fluctuate as a result of changes in the market place.

Equity investments are made on behalf of policyholders, shareholders and investment clients. Equities are reflected at market values, which are susceptible to fluctuations. The stock selection and investment analysis process is supported by a well-developed research function.

Hedging

All hedging transactions are to hedge the exposure to changes in the fair value of recognised assets or liabilities. Realised and unrealised changes in market value relating to financial derivative instruments designated as a hedge are recognised on the same basis as the hedge asset.

Interest rate risk

Interest rate risk is the risk that the value of a financial instrument will fluctuate as a result of changes in interest rates.

Changes in market interest rates have a direct effect on the contractually determined cash flows associated with floating rate financial assets and financial liabilities, and on the fair value of other investments. Fair values of fixed maturity investments included in the group's investment portfolios are subject to changes in prevailing market interest rates. Additionally, relative values of alternative investments, and the liquidity of the instruments invested in, could affect the fair value of interest rate linked investments. The ongoing assessment by an investment research team of market expectations within the South African interest rate environment drives the process of asset allocation in this category.



29 FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Property risk

Property risk is the risk that the value of the investment properties will fluctuate as a result of changes in the rental environment.

Property investments are made on behalf of policyholders, shareholders and other investment clients and are all reflected at market value. Diversification in property type, geographical location and tenant exposure are all used to reduce this risk.

Underwriting risk

Underwriting risk is the risk that the actual exposure to mortality, disability and medical risks in respect of policyholder benefits will exceed prudent exposure.

Focus on this risk has been exacerbated by the high HIV/AIDS incidence, which is already having a significant impact on mortality rates in the industry. Procedures to monitor, manage and report on underwriting risks include:

- the re-insurance of all risk related liabilities in excess of specified monetary or impairment limits
- the evaluation against established standards of all applications for risk cover in excess of specified limits by experienced underwriters
- the regular review of premium rates, guarantees and other policy conditions
- the issue of the annual statutory actuaries' report on the actuarial soundness of the premium rates in use and the profitability of the business, taking into consideration the reasonable benefit expectations of policyholders.

Scrip lending

The group is authorised to lend scrip and bonds up to a maximum of 60% of its specific holdings in each instrument and was engaged in scrip lending in respect of 2.8% (2001: 3.1%) of its listed equities as at the year-end. The group requires collateral security and guarantees of between 105% and 110% of the value of the loaned securities. The collateral security required is in the form of cash and/or negotiable certificates of deposit. As at the year-end, the group had securities with a market value of R477 million (2001: R642 million) on loan with appropriately accredited institutions. Fees received from scrip lending activities are included in investment return in the income statement.



SUBSIDIARY COMPANIES

Annexure 1

	Issued share capital 2002 Rm	Directors' valuation 2002 Rm	Indebtedness by/(to) subsidiaries 2002 Rm	Interest in subsidiaries 2001 Rm
Life insurance subsidiaries				
Metropolitan Life Ltd	624	3 200	70	3 359
Metropolitan Odyssey Ltd	35	192		245
Commercial Union Life Assurance Company of South Africa Ltd	40	290		262
Metropolitan Life (Namibia) Ltd	47	102		122
Metropolitan of Botswana Ltd	24	45		55
Asset management subsidiaries				
Metropolitan Asset Managers Ltd *		43		29
Metropolitan Unit Trusts Ltd	12	31		24
Ovation Global Investment Services (Pty) Ltd		-		1
Investment subsidiaries *		-		-
Health administration				
Metropolitan Health (Pty) Ltd *		-	-	-
Metropolitan Health Holdings (Pty) Ltd *		16	243	252
		3 919	313	
Indebtedness by subsidiaries		313		
Total interest in subsidiary companies		4 232		4 349

The subsidiaries are all wholly owned (100%) except for:

- Metropolitan Life (Namibia) Ltd (80.2%)
- Metropolitan Life of Botswana Ltd (75%)
- Metropolitan Health Corporate (Pty) Ltd (98.5%), which is the operating subsidiary of Metropolitan Health Holdings (Pty) Ltd
- Ovation Global Investment Services (Pty) Ltd (sold)

The subsidiaries are all situated in South Africa except for:

- Metropolitan Life (Namibia) Ltd, which is incorporated in Namibia
- Metropolitan Life of Botswana Ltd, which is incorporated in Botswana

The aggregate amount of income after tax but before goodwill and outside shareholders' share of profits derived from subsidiaries is R46 million (2001: R533 million).

The aggregate amount of losses after tax but before goodwill and outside shareholders' share of profits derived from subsidiaries is R242 million (2001: R15 million).

* The issued share capital of these companies is less than R1 million.

An analysis of the major subsidiaries contribution to headline earnings is set out in the business summary on page 4.

NEW AFRICA CAPITAL

FINANCIAL STATEMENTS

CONTENTS

Balance sheet	126
Income statement	126
Statement of changes in equity	127
Cash flow statement	127
Notes to the financial statements	128



BALANCE SHEET

at 31 December 2002

	2002 Rm	2001 Rm	Notes
ASSETS			
Non-current assets			
Investment assets	**5 060.7**	5 357.9	
Equity	**645.2**	743.7	2
Loans	**51.9**	52.4	
Funds on deposit and other money market instruments	**131.8**	212.9	
Interest in subsidiaries	**4 231.8**	4 348.9	3
Equipment	**0.2**	-	4
Deferred tax	**0.5**	-	6
Current assets			
Bank balances	**2.1**	1.0	
Total assets	**5 063.5**	5 358.9	
EQUITY AND LIABILITIES			
Capital and reserves	**5 043.7**	5 335.9	
Share capital	**2 463.5**	2 439.4	5
Distributable reserve	**2 580.2**	2 896.5	
Non-current liabilities			
Deferred tax	**9.0**	18.6	6
Current liabilities	**10.8**	4.4	
Accounts payable	**3.4**	0.6	
Provision for tax	**5.7**	0.7	7
Provision for liabilities and charges	**1.7**	3.1	8
Total equity and liabilities	**5 063.5**	5 358.9	

INCOME STATEMENT

for the year ended 31 December 2002

	2002 Rm	2001 Rm	Notes
Investment return	**7.0**	2 920.0	9
Administration expenses	**(24.3)**	(4.2)	10
Income before tax	**(17.3)**	2 915.8	
Tax	**3.5**	(19.3)	11
Earnings	**(13.8)**	2 896.5	
Dividend per share (cents)			
Interim	**17.50**		
Final – declared 11 March 2003	**20.50**	19.50	
	38.00	19.50	

STATEMENT OF CHANGES IN EQUITY

for the year ended 31 December 2002

	Share capital Rm	Share premium Rm	Distributable reserve Rm	Total Rm
Balance at 31 December 2000	-			-
Shares issued in terms of scheme	-	2 463.0		2 463.0
Share issue costs written off		(23.6)		(23.6)
Earnings			2 896.5	2 896.5
Balance at 31 December 2001	-	2 439.4	2 896.5	5 335.9
Shares issued to share scheme	-	**173.9**		**173.9**
Shares repurchased and cancelled	-	**(149.8)**		**(149.8)**
Earnings			**(13.8)**	**(13.8)**
Dividend			**(302.5)**	**(302.5)**
Balance at 31 December 2002	-	**2 463.5**	**2 580.2**	**5 043.7**

CASH FLOW STATEMENT

for the year ended 31 December 2002

	2002 Rm	2001 Rm	Notes
Cash flows from operating activities			
Profit before tax	**(17.3)**	2 915.8	
Non-cash items	**28.1**	(1 077.3)	12.1
Working capital changes			
Accounts payable	**2.8**	0.6	
Provision for liabilities and charges	**(1.4)**	3.1	
Cash flow from operations	**12.2**	1 842.2	
Tax	**(1.6)**	-	12.2
Dividend paid	**(302.5)**	-	
Net cash (out)/inflow from operating activities	**(291.9)**	1 842.2	
Cash flow from investing activities			
Equities	**(13.8)**	(745.1)	
Loans	**(34.5)**	(57.7)	
Interest in subsidiaries	**236.3**	(801.9)	
Equipment	**(0.2)**	-	
Net cash in/(out) flow from investing activities	**187.8**	(1 604.7)	
Cash flow from financing activities			
Share issue costs written off	-	(23.6)	
Shares issued	**173.9**	-	
Shares repurchased and cancelled	**(149.8)**	-	
Net cash in/(out) flow from financing activities	**24.1**	(23.6)	
Net cash flow	**(80.0)**	213.9	
Cash resources and funds on deposit at beginning of year	**213.9**	-	
Cash resources and funds on deposit at end of year	**133.9**	213.9	12.3

		2002 Rm	2001 Rm
1	**BASIS OF PREPARATION AND ACCOUNTING POLICIES**		

The basis of presentation and accounting policies of the company are the same as that of the group as set out on pages 101 to 104.

2 EQUITIES

	2002 Rm	2001 Rm
Listed shares	645.2	698.7
Unlisted shares	-	45.0
	645.2	743.7

A schedule of equity investments is available for inspection at the company's registered office.

Sectorial composition of listed equity investments	%	%
Basic industries	3.6	
Cyclical consumer goods	4.7	
Cyclical services	6.5	
Financials	20.6	
General industrials	3.6	
Information technology	0.8	
Non-cyclical consumer goods	5.2	
Non-cyclical services	18.0	
Resources	37.0	
Mining resources *		28.2
Non-mining resources *		7.2
Financial *		18.4
Industrial *		46.2
	100.0	100.0

** During 2002 the JSE Securities Exchange South Africa changed the main dealing board classifications to those listed above. The 2001 classifications are therefore not comparable to those of 2002.*

The company's five largest equity holdings are	2002		2001	
	%	Rm	%	Rm
Johnnies Industrial Corporation Ltd #	14.2	91.7	19.2	142.8
Anglo American Plc	8.0	51.4	10.7	79.7
Gencor Ltd	5.3	34.2	*	*
SASOL Ltd	4.9	31.6	*	*
Billiton Plc	4.9	31.5	6.0	44.5
Richemont Securities AG	*	*	6.8	50.2
Anglo American Platinum Corporation Ltd	*	*	5.0	37.2
	37.3	240.4	47.7	354.4

 # Held directly and indirectly

** Not included in five largest equity holdings for year*

		2002 Rm	2001 Rm
3	**INTEREST IN SUBSIDIARIES**		
	Equity valuation of subsidiaries	3 919.6	4 111.7
	Indebtedness by subsidiaries	312.2	237.2
	Total interest in subsidiary companies	4 231.8	4 348.9

Details of interest in subsidiaries are reflected in annexure 1.



	2002 Rm	2001 Rm
4 EQUIPMENT		
Cost	**0.2**	-
Accumulated depreciation	**-**	-
Carrying amount	**0.2**	-
Opening carrying amount	**-**	-
Additions	**0.2**	-
Depreciation charge	**-**	-
Closing carrying amount	**0.2**	-

Equipment comprises furniture and computer equipment.

5 SHARE CAPITAL

Details of share capital are disclosed in note 9 to the group annual financial statements on pages 109 and 110.

	2002 Rm	2001 Rm
6 DEFERRED TAX		
The following amounts are disclosed in the balance sheet		
Deferred tax asset – accruals and provisions	**0.5**	-
Deferred tax liability – capital gains tax	**(9.0)**	(18.6)
	(8.5)	(18.6)
The movements in deferred tax are as follows		
At beginning of year	**(18.6)**	-
Capital gains tax	**9.6**	(18.6)
Accruals and provisions	**0.5**	
At end of year	**(8.5)**	(18.6)
7 PROVISION FOR TAX		
South African normal tax		
Opening balance	**0.7**	-
Charged to income statement	**6.5**	0.7
Utilised during year	**(1.5)**	-
Closing balance	**5.7**	0.7
8 PROVISION FOR LIABILITIES AND CHARGES		
Provisions comprise		
Annual leave pay	**1.7**	1.4
Staff bonuses	**-**	1.7
	1.7	3.1
Opening balance	**3.1**	-
Charged to income statement	**(0.7)**	3.1
Additional provisions	**1.2**	3.1
Unused amounts reversed	**(1.9)**	-
Utilised during year	**(0.7)**	-
Closing balance	**1.7**	3.1

Past practice in respect of bonus payments was redefined during 2001/2002. As a result no legal or constructive obligation existed in respect of staff bonuses at the 2002 year-end.

	2002 Rm	2001 Rm
9 INVESTMENT RETURN		
Dividends received - listed equities	17.5	1.4
Interest received	17.6	2.6
Realised and unrealised changes in market value of investments	(28.1)	2 916.0
Investment assets	(146.3)	2.2
Subsidiaries	118.2	2 913.8
	7.0	2 920.0
10 ADMINISTRATION EXPENSES		
Directors' emoluments	4.2	0.6
Executive - annual package	2.8	0.4
Non-executive - fees for service	1.4	0.2
Consulting fees	2.4	-
Management fee - asset management	2.2	0.3
Marketing costs	0.8	0.5
Staff costs	4.7	1.0
Transitional Council levies	0.1	-
Value-added tax	1.9	0.2
Other expenses	8.0	1.6
	24.3	4.2
Staff costs		
Salaries	3.0	1.0
Defined contribution retirement fund	0.6	-
Training costs	0.2	-
Other	0.9	-
	4.7	1.0
11 TAX		
South African tax		
Normal - current year	6.5	0.7
Deferred - current year	(10.0)	18.6
	(3.5)	19.3
Normal tax for the year as a % of interest received less related costs	30.0	30.0
12 NOTES TO THE CASH FLOW STATEMENT		
12.1 Non-cash items		
Dividend in specie		1 838.7
Realised and unrealised changes in market value of investments	28.1	(2 916.0)
	28.1	(1 077.3)
12.2 Tax paid		
Due at beginning of year	(19.3)	-
Tax paid and provided during year	3.5	(19.3)
Due at end of year	14.2	19.3
	(1.6)	-



	2002 Rm	2001 Rm
12 NOTES TO THE CASH FLOW STATEMENT (continued)		
12.3 Cash resources and funds on deposit		
Funds on deposit and other money market instruments	**131.8**	212.9
Bank balances	**2.1**	1.0
	133.9	213.9

13 RELATED PARTY TRANSACTIONS

13.1 Holding company

New Africa Capital Limited is the holding company of the New Africa Capital group. The shares are widely held by public and non-public shareholders. Refer to the shareholders' profile in the investor relations report on page 55.

13.2 Transactions with directors

Remuneration is paid to directors in the form of fees to non-executive directors and remuneration to executive directors of the company. All these transactions are disclosed in the corporate governance report on page 52.

13.3 Transactions with subsidiaries

Certain subsidiaries carry out administration activities for the company. These activities are concluded at arm's length.

14 CONTINGENT LIABILITIES

In terms of the staff share scheme trusts, New Africa Capital Limited has guaranteed any shortfall due to Metropolitan Life Limited, the funder of the trusts, at the termination thereof. At 31 December 2002 the exposure in terms of this guarantee amounted to R91 million (66 million shares; loans of R517 million as disclosed in the annual financial statements of Metropolitan Life Limited in note 24 on pages 118 and 119). This amount was determined by using the actual loan value and the ruling market price of the underlying shares at 31 December 2002.

15 FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Details of financial instruments and risk management are reflected in note 29 of the group annual financial statements on pages 121 to 123. The more important financial risks to which the company is exposed are credit risk, equity risk and interest rate risk.

16 SCHEME OF ARRANGEMENT

On 6 August 2001 a scheme of arrangement between Metropolitan Life Limited and its shareholders was announced. The object of the scheme was to create a new financial services group through the establishment of New Africa Capital Limited as the listed holding company for the Metropolitan group, which, on implementation of the scheme, became the beneficial owner of the entire issued share capital of Metropolitan Life Limited with effect from 1 January 2001. The shareholders approved the scheme on 6 September and the High Court on 19 September 2001. New Africa Capital Limited was listed on the JSE Securities Exchange South Africa on 21 September 2001 in place of Metropolitan Life Limited.

The scheme of arrangement was accounted for as a reverse acquisition in terms of AC131 (business combinations) as this reflects the essence of the transaction more appropriately than the purchase method.

Metropolitan Life Limited declared a dividend in specie of R1 839 million to New Africa Capital Limited, transferring certain shareholder assets to the new holding company.

	2001 Rm
Market value of Metropolitan Life Ltd shares	5 750
Adjustment to net asset value	(3 287)
Value by order of High Court - 19 September 2001	2 463
Dividend in specie - Metropolitan Life Ltd	(1 839)
Value of investment in Metropolitan Life Ltd	624
Unrealised changes in market value of investment	2 735
Equity accounted value of Metropolitan Life Ltd as disclosed in annexure 1	3 359

ADMINISTRATION

NEW AFRICA CAPITAL

Secretary and registered office
Bongiwe Gobodo-Mbomvu
Parc du Cap 7
Mispel Road, Bellville 7530
South Africa

Investor relations
Nico Oosthuizen
Telephone: +27 21 940 6111
Fax: +27 21 940 6690
Email: noosthuizen@metropolitan.co.za

Postal address
New Africa Capital
P O Box 2212, Bellville 7535
South Africa
Telephone: +27 21 940 5911
Fax: +27 21 940 5370

Internet address
http://www.newafricacapital.co.za
E-mail: info@metropolitan.co.za

Auditors
Ernst & Young
PricewaterhouseCoopers Inc.

Transfer secretaries
Computershare Investor Services Ltd
70 Marshall Street
Johannesburg 2000
P O Box 61051, Marshalltown 2107

Company registration number
2000/031756/06

METROPOLITAN

METROPOLITAN LIFE LTD
Reg no 1949/032491/06

Registered office
Parc du Cap 7
Mispel Road, Bellville 7530

Postal address
P O Box 2212, Bellville 7535
Telephone: +27 21 940 5911
Fax: +27 21 940 5370
http://www.metropolitan.co.za

Board of directors

Executive
D H Pead
A M Sithole

Non-executive
Mrs G T Serobe – chairman
P R Doyle
P E Speckmann
W F Coetzee
F W van Zyl
J T M van den Hoven
P C Lamprecht

METROPOLITAN ODYSSEY LTD
Reg no 1993/007525/06

Registered office
Parc du Cap 7
Mispel Road, Bellville 7530

Postal address
P O Box 71, Cape Town 8000
Telephone: +27 21 403 9200
Fax: +27 21 403 9201

METROPOLITAN LIFE (NAMIBIA) LTD
Reg no 89/327
R A V E Fouche – managing director

Registered office
Bülow Street, Windhoek, Namibia

Postal address
P O Box 24324, Windhoek, Namibia
Telephone: +9264 61 239 140
Fax: +9264 61 248 191

METROPOLITAN LIFE OF BOTSWANA LTD
Reg no 96/1957
F S Augustyn – acting managing director

Registered office
4th Floor, Finance House, Khama Crescent, Gaborone, Botswana

Postal address
P O Box 41015, Gaborone, Botswana
Telephone: +9267 357 761
Fax: +9267 306 639

METROPOLITAN ASSET MANAGERS LTD
Reg no 1943/016651/06
P L Morrall – managing director

Registered office
Parc du Cap 7
Mispel Road, Bellville 7530

Postal address
P O Box 2212, Bellville 7535
Telephone: +27 21 940 6001
Fax: +27 21 940 6970

METROPOLITAN HEALTH GROUP
Reg no 1999/027578/07
Reg no 1904/002156/07
B L E Khan – chief executive

Registered office
116 Buitengracht Street, Cape Town 8000

Postal address
P O Box 1242, Cape Town 8000
Telephone: +27 21 480 4511
Fax: +27 21 480 4759



NEW AFRICA CAPITAL LIMITED

(Incorporated in the Republic of South Africa)
(Reg no 2000/031756/06)
("NAC" or "the Company")

NOTICE OF THE 2nd ANNUAL GENERAL MEETING OF THE COMPANY'S SHAREHOLDERS

Notice is hereby given that the second annual general meeting of the shareholders of the Company will be held at 12h00 on Tuesday, 27 May 2003 in the Executive Suite, First Floor, Parc du Cap 7, Mispel Road, Bellville, at which the following special resolution and ordinary resolutions will be proposed and, if deemed fit, passed with or without modifications:

SPECIAL RESOLUTION

THAT the Company renew its general approval for a share buy-back with the following resolution:

"THAT the Board of Directors of the Company and of any subsidiary of the Company be and are hereby authorised by way of a general approval to approve the acquisition of any of the Company's shares by the Company or by any of its subsidiaries, subject always to the provisions of the Companies Act and the Listings Requirements of the JSE Securities Exchange SA and any other stock exchange upon which the shares of the Company may be quoted or listed from time to time, and subject to such other conditions as may be imposed by any other relevant authority, and subject further to the following conditions:

- this general approval shall be valid only until the Company's next annual general meeting, provided that it does not extend beyond 15 months from the date of this resolution, during which time this general approval may be varied or revoked by special resolution passed at a general meeting of the Company;
- this general approval to acquire shares be limited, in the case of an acquisition by the Company of its own shares, to a maximum of 20% of the Company's issued share capital of that class at the time the approval is granted;
- in the case of an acquisition by a subsidiary company of shares in its holding company, to a maximum of 10% of that holding company's issued share capital of that class at the time the approval is granted;
- acquisition will not be made at a price more than 10% above the weighted average of the market value of the shares concerned for the five business days immediately preceding the date of the acquisition;
- the prior written consent of the Registrar of Long-term Insurance will be required to each acquisition by the Company of its own shares;
- the capital adequacy requirements applicable to the Company will not be compromised."

REASON FOR AND INTENTION OF THE PROPOSED SPECIAL RESOLUTION

The reason for the Special Resolution is to enable the Company or a subsidiary company, by way of a general approval, to acquire up to a maximum of 20% of its own issued share capital or 10% of its holding company's issued share capital (as the case may be), such authority to remain valid until the Company's next annual general meeting, but not beyond a period of 15 months after the date of this resolution.

The intention of the proposed Special Resolution to repurchase ordinary shares in the Company is to allow the directors flexibility and discretion to repurchase shares in the Company at such time they feel it to be appropriate, taking into consideration, inter alia, market conditions, the Company's share price and the impact of a share repurchase on the Company's net asset value and earnings per share.

EFFECT OF SPECIAL RESOLUTION

The effect of the Special Resolution is to enable the Company or a subsidiary company to acquire up to a maximum of 20% of its own issued share capital or 10% of its holding company's issued share capital (as the case may be).

ORDINARY RESOLUTIONS

1. THAT the Company receive the annual financial statements of the Company for the financial year ended 31 December 2002, including the directors' report, the auditors' report and the statutory actuaries' report.

2. THAT the Company confirms the remuneration payable to the directors for services rendered during the financial year ended 31 December 2002, as recorded in the financial statements.
3. THAT the Company authorises the directors to fix the remuneration of the auditors for the past year.
4. THAT the Company confirms the appointment of Mr P C Lamprecht as newly appointed director.
   Copies of the abovementioned director's curriculum vitae are available from the company secretary.
5. THAT the Company considers and, if deemed appropriate, passes the following resolution as an ordinary resolution with or without amendments:

   "That all the unissued shares of the Company shall be placed under the control of the directors who are authorised to issue such shares as they may deem fit, subject to the provisions of the Companies Act and the Listing Requirements of the JSE."
6. THAT the Company transacts such other business as may be transacted at an annual general meeting.
7. THAT any one director of the Company or the company secretary be and is hereby authorised to take such steps, do all such things and sign all such documents as may be necessary or required for the purpose of implementing the provisions of the Ordinary resolutions proposed at this meeting.

VOTING AND PROXIES

A shareholder entitled to attend and vote at the annual general meeting is entitled to appoint one or more proxies to attend, speak and, on a poll, to vote or abstain from voting in his stead.

A proxy need not be a shareholder of the Company.

A form of proxy is attached for the convenience of any shareholder who is unable to attend the annual general meeting, but who wishes to be represented thereat.

The form of proxy must be received at the registered office of the Company by not later than 09h30 on Thursday, 22 May 2003.

On a show of hands, every shareholder present in person or represented by proxy shall have one vote, and on a poll, every shareholder present in person or represented by proxy shall have one vote for every share held by such shareholder.

By order of the board



Mrs B Gobodo-Mbomvu
Company secretary
11 March 2003
Cape Town

Registered office
Parc du Cap 7
Mispel Road
Bellville 7530

Directors: Mrs G T Serobe (group chairman), P R Doyle (group chief executive), A M Sithole (executive), P E Speckmann (executive), N Z Buthelezi, Mrs I Charnley, Prof W P Esterhuyse, Dr I A Goldin, P C Lamprecht, S A Muller, J E Newbury, M Ngoasheng, M L Smith, Dr F A Sonn, J C van Reenen, S D M Zungu.



NEW AFRICA CAPITAL
FINANCIAL SERVICES GROUP

FORM OF PROXY

I, ...

of ....

being the holder of .... (amount) shares in New Africa Capital Limited, hereby appoint as my proxy the following person:

.... (full name of proxyholder)

of ....

or, failing him, ... (full name of proxyholder)

of ....

or failing him, the duly appointed chairman of the meeting to attend, speak and vote for me and on my behalf at the annual general meeting of the Company to be held in Bellville on Tuesday, the 27th day of May 2003 at 12h00, as well as at any adjournment of the said meeting.

Signed at .... on this .... day of 2003

Signature ....

VOTING INSTRUCTIONS

(Indicate instructions to the appointed proxy by way of a cross in the spaces provided below – if no indications are given, the proxy may vote as he/she thinks fit).

SPECIAL RESOLUTIONS

Nature of resolution	For	Against	Abstain
General approval of share buy-back			

ORDINARY RESOLUTIONS

Nature of resolution	For	Against	Abstain
Approval of financial statements			
Approval of directors' remuneration			
Confirmation of the appointment of new directors: Mr P C Lamprecht			
Authorising directors to fix the remuneration of the auditors			
Authorising directors generally to issue and allot shares			



